Exhibit 99.1

TTI-Team-Telecom International Ltd. 12 Amal Street, Afek Park Rosh Ha'ayin 48092, Israel Tel: +972-3-926-9700 Fax: +972-3-926-9849 www.tti-telecom.com

Rosh-Ha’ayin, Israel June 22, 2010

To the Shareholders of TTI Team Telecom International Ltd.:

You are cordially invited to attend, as applicable, the Extraordinary General Meetings of (1) the holders of our ordinary shares on Thursday, July 22, 2010, at 10:00 a.m. (Israel time) and any adjournment thereof (the "Ordinary Class Meeting"), (2) the holders of our preferred shares on Thursday, July 22, 2010, at 10:30 a.m. (Israel time) and any adjournment thereof (the "Preferred Class Meeting"), and (3) all holders of ordinary and preferred shares, voting as one class, on Thursday, July 22, 2010, at 11:00 a.m. (Israel time) and any adjournment thereof (the "General Meeting" and together with the Ordinary and Preferred Class Meeting, the "Meetings"). All Meetings will be held at our offices located at 12 Amal Street, Afek Park, Rosh Ha’ayin, Israel.

Throughout the enclosed Notice of the Meetings and the related Proxy Statement, we use terms such as “TTI,” “we”, “us”, “our” and “our company” to refer to TTI Team Telecom International Ltd. and terms such as “you” and “your” to refer to our shareholders.

At each of the Meetings, our shareholders will be asked to consider and vote (i) for the adoption and approval of the Agreement and Plan of Merger, dated as of June 8, 2010 (the “Merger Agreement”), by and among TEOCO Corporation, a Delaware corporation (“Parent”), TEOCO Israel Ltd., an Israeli company and a wholly owned subsidiary of Parent (“Merger Sub”), and our company, that provides for the acquisition of TTI by Parent by means of a merger of Merger Sub with and into TTI (the “Merger”), with TTI continuing as the surviving company, and (ii) to approve the Merger and all other transactions contemplated by the Merger Agreement, including, without limitation, with respect to the matters described under “The Merger – Interests of our Officers and Directors in the Merger” and “The Merger Agreement – Effect on Share Capital; Adjustments to Per Share Merger Consideration.” The Merger and the other transactions contemplated by the Merger Agreement are sometimes referred to herein as the Merger Proposal.

If the Merger Proposal is approved and the Merger is subsequently consummated, each issued and outstanding ordinary share and preferred share of TTI (together, the "TTI Shares") will be automatically converted into the right to receive a payment in cash, without interest and less any applicable withholding tax, equal to $3.00, which amount may be increased or decreased at the closing of the Merger Agreement to the extent that TTI's cash balance immediately prior to the closing is above or below the respective amounts agreed upon with Parent, and will be decreased to the extent TTI’s transaction expenses are above an amount agreed upon with Parent (the "Per Share Merger Consideration").  However, under the terms of the Merger Agreement, these adjustments may not result in the Per Share Merger Consideration being lower than $2.90, without interest.  The Per Share Merger Consideration, including other adjustments thereto, are more fully described in the enclosed Proxy Statement. You should be aware that we currently do not expect an upward adjustment to the Per Share Merger Consideration above $3.00.

Our Board of Directors, following the approval of our Audit Committee, has (a) reviewed and considered the terms and conditions of the Merger Agreement, (b) determined that the Merger is in the best interests of our company and its shareholders, and (c) unanimously approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, including, without limitation, with respect to the matters described under “The Merger – Interests of our Officers and Directors in the Merger” and “The Merger Agreement – Effect on Share Capital; Adjustments to Per Share Merger Consideration.” Our Board of Directors has also determined that no reasonable concern exists that we, as the surviving company in the Merger, will be unable to fulfill our obligations to our creditors. The Merger Agreement is attached as Appendix A to the enclosed Proxy Statement and we urge you to read it carefully in its entirety.

Our financial advisor,  Oppenheimer & Co. Inc. ("Oppenheimer"), rendered a written opinion to our Board of Directors, dated June 8, 2010, which stated that, as of such date and based upon and subject to the assumptions, qualifications and limitations set forth therein, the Per Share Merger Consideration was fair, from a financial point of view, to our shareholders. Oppenheimer’s written opinion is attached as Appendix B to the enclosed Proxy Statement and we urge you to read it carefully in its entirety.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE APPROVAL AND ADOPTION OF THE MERGER PROPOSAL.

The approval of the Merger Proposal requires the affirmative vote of the holders of a majority of (1) the ordinary shares present (in person or by proxy ) at the Ordinary Class Meeting where a quorum is present and voting on such matter (not including abstentions and broker non-votes), (2) the preferred shares present (in person or by proxy) at the Preferred Class Meeting where a quorum is present and voting on such matter (not including abstentions and broker non-votes), and (3) the ordinary shares and preferred shares present (in person or by proxy) at the General Meeting where a quorum is present and voting on such matter (not including abstentions and broker non-votes).

Record holders of our issued and outstanding ordinary shares and preferred shares as of June 22, 2010, the record date, are entitled to notice of, and to vote at, the respective Meetings, and are entitled to one vote at each of the Ordinary Class Meeting and the General Meeting per ordinary share held and to one vote at each of the Preferred Class Meeting and the General Meeting per preferred share held.

In connection with the Merger, one of our directors as well as certain of our principal shareholders holding, in the aggregate, approximately 35% of our issued and outstanding ordinary and preferred shares, on an as converted basis, have executed a Voting Undertaking (including an irrevocable proxy) in favor of Parent under which each of those shareholders have agreed, among other things, to vote all of the ordinary and/or preferred shares, on an as converted basis, owned by it, him or her in favor of the approval and adoption of the Merger Agreement, the approval of the Merger and the other transactions contemplated thereby and against any other alternative transaction (except if the Merger Agreement is terminated in accordance with its terms).

Enclosed with this letter you will find a Notice of the Meetings and the related Proxy Statement. The enclosed Proxy Statement provides you with detailed information about the Meetings, the Merger Agreement and the Merger Proposal.

YOUR VOTE IS IMPORTANT REGARDLESS OF THE NUMBER OF TTI SHARES YOU OWN. ACCORDINGLY, YOU ARE REQUESTED TO PROMPTLY COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT IN THE ENVELOPE PROVIDED, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETINGS. THIS WILL NOT PREVENT YOU FROM VOTING YOUR TTI SHARES IN PERSON IF YOU SUBSEQUENTLY CHOOSE TO ATTEND THE MEETINGS.

Thank you for your cooperation. Very truly yours, MEIR LIPSHES Chairman of the Board of Directors

TTI-Team-Telecom International Ltd. 12 Amal Street, Afek Park Rosh Ha'ayin 48092, Israel Tel: +972-3-926-9700 Fax: +972-3-926-9849 www.tti-telecom.com

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
AND CLASS MEETING OF THE HOLDERS OF ORDINARY SHARES
AND CLASS MEETING OF THE HOLDERS OF PREFERRED SHARES

TO BE HELD ON JULY 22, 2010

Rosh-Ha’ayin, Israel June 22, 2010

To the Shareholders of TTI Team Telecom International Ltd.:

NOTICE IS HEREBY GIVEN that we will hold Extraordinary General Meetings of (1) the holders of our ordinary shares on Thursday, July 22, 2010, at 10:00 a.m. (Israel time) and any adjourment thereof (the "Ordinary Class Meeting"), (2) the holders of our preferred shares on Thursday, July 22, 2010, at 10:30 a.m. (Israel time) and any adjournment thereof (the "Preferred Class Meeting"), and (3) all holders of ordinary and preferred shares, voting as one class, on Thursday, July 22, 2010, at 11:00 a.m. (Israel time) and any adjournment thereof (the "General Meeting" and together with the Ordinary and Preferred Class Meeting, the "Meetings"). All Meetings will be held at our offices located at 12 Amal Street, Afek Park, Rosh Ha’ayin, Israel.

Throughout the enclosed Proxy Statement, we use terms such as “TTI,” “we”, “us”, “our” and “our company” to refer to TTI Team Telecom International Ltd. and terms such as “you” and “your” to refer to our shareholders.

The agenda of the Meetings will be as follows:

1.
To (a) approve and adopt the Agreement and Plan of Merger, dated as of June 8, 2010 (the “Merger Agreement”), by and among TEOCO Corporation, a Delaware corporation, or Parent, TEOCO Israel Ltd., an Israeli company and a wholly owned subsidiary of Parent (“Merger Sub”), and our company, (b) approve the Merger, as defined below, and (c) approve the other transactions contemplated by the Merger Agreement, including, without limitation, with respect to the matters described under “The Merger – Interests of our Officers and Directors in the Merger” and “The Merger Agreement – Effect on Share Capital; Adjustments to Per Share Merger Consideration”(collectively, the “Merger Proposal”). The Merger Agreement provides, among other things, that:

-	Merger Sub will merge with and into our company, with our company continuing as the surviving company (the “Merger”);

-	following the Merger, we will become a private company and a wholly owned subsidiary of Parent; and

-
each of our ordinary and preferred shares issued and outstanding at the effective time of the Merger (together, the "TTI Shares"), other than TTI Shares held by us, Parent or Merger Sub, which shares, immediately prior to the effective time of the Merger, will automatically be cancelled with no consideration delivered in exchange therefor, will automatically be converted into the right to receive a payment in cash, without interest and less any applicable withholding tax, equal to $3.00, which amount may be increased or decreased at the closing of the Merger Agreement to the extent that TTI's cash balance immediately prior to the closing is above or below the respective amounts agreed upon with Parent, and will be decreased to the extent TTI’s transaction expenses are above an amount agreed upon with Parent (the "Per Share Merger Consideration").  However, under the terms of the Merger Agreement, these adjustments may not result in the Per Share Merger Consideration being lower than $2.90, without interest.  The Per Share Merger Consideration, including other adjustments thereto, are more fully described in the enclosed Proxy Statement.

The full text of the Merger Agreement is included as Appendix A to the enclosed Proxy Statement and is incorporated herein by reference and we urge you to read it carefully in its entirety.

We currently know of no other business to be transacted at the Meetings, other than as set forth in Item 1 above; but, if any other matter is properly presented at the Meetings, the persons named in the enclosed proxy card will vote upon such matters in accordance with their best judgment.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” APPROVAL OF ITEM 1.

Shareholders of record at the close of business on June 22, 2010 are entitled to notice of and to vote at the Meetings and any adjournment or postponement of the Meetings. The accompanying Proxy Statement, this notice, the letter to shareholders and the proxy card are first being mailed to our shareholders on or about June 24, 2010.

IT IS IMPORTANT THAT YOUR TTI SHARES BE REPRESENTED AT THE MEETING. Whether or not you plan to attend in person, please complete, date, sign and return the enclosed proxy card in the enclosed envelope in a timely manner in order that it is received by us no later than seventy-two (72) hours before the Meetings.  No postage is required if mailed in the United States.  You may revoke your proxy in the manner described in the accompanying Proxy Statement at any time before your proxy has been voted at the Meetings. Your proxy, if properly executed, will be voted in the manner directed by you. If no direction is made, your proxy will be voted “FOR” each of the matters described in Item 1 above.

By signing and returning the enclosed proxy card you confirm, unless you indicate otherwise on the proxy card, that you are not: (a) a person or entity holding, directly or indirectly, either 25% or more of the voting power or the right to appoint 25% or more of the directors of Parent or the Merger Sub; (b) a person or entity acting on behalf of Parent, Merger Sub or a person or entity described in clause (a) above; or (c) a family member of, or an entity controlled by Parent, Merger Sub or any of the foregoing.

If your shares are held in “street name”, through a bank, broker or other nominee, you may either direct such bank, broker or other nominee on how to vote your shares or obtain a legal proxy from such bank, broker or other nominee to vote your shares at the Meetings. Joint holders of the TTI Shares should take note that, pursuant to our Articles of Association, the vote of the senior of joint holders of any TTI Share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other holder(s) of the TTI Share, and for this purpose seniority will be determined by the order in which the names appear in the register of shareholders.

Please do not send your certificates representing TTI Shares at this time. If the Merger Proposal is adopted and approved and the Merger is subsequently completed, instructions for surrendering your certificates in exchange for the Per Share Merger Consideration will be sent to you.

By order of the Board of Directors, MEIR LIPSHES Chairman of the Board of Directors

IT IS IMPORTANT THAT THE ENCLOSED PROXY CARD BE COMPLETED, SIGNED, DATED AND RETURNED PROMPTLY

____________________

PROXY STATEMENT

____________________

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
AND CLASS MEETING OF THE HOLDERS OF ORDINARY SHARES
AND CLASS MEETING OF THE HOLDERS OF PREFERRED SHARES

TO BE HELD ON JULY 22, 2010

INTRODUCTION

We are furnishing this Proxy Statement to our shareholders in connection with the solicitation by our Board of Directors of proxies to be used at the Extraordinary General Meetings of (1) the holders of our ordinary shares on Thursday, July 22, 2010, at 10:00 a.m. (Israel time) and any adjournment therefo (the "Ordinary Class Meeting "), (2) the holders of our preferred shares on Thursday, July 22, 2010, at 10:30 a.m. (Israel time) and any adjournment thereof (the "Preferred Class Meeting"), and (3) all holders of ordinary and preferred shares, voting as one class, on Thursday, July 22, 2010, at 11:00 a.m. (Israel time) and any adjournment thereof (the "General Meeting" and together with the Ordinary and Preferred Class Meetings, the "Meetings"). All Meetings will be held at our offices located at 12 Amal Street, Afek Park, Rosh Ha’ayin, Israel. We are first mailing this Proxy Statement, the accompanying notice, letter to shareholders and proxy card on or about June 24, 2010 to all holders of TTI ordinary and preferred shares entitled to notice of, and to vote at, the Meetings. Throughout this Proxy Statement, we use terms such as “TTI,” “we”, “us”, “our” and “our company” to refer to TTI Team Telecom International Ltd. and terms such as “you” and “your” to refer to our shareholders.

The agenda of the Meetings will be as follows:

1.
To (a) approve and adopt the Agreement and Plan of Merger, dated as of June 8, 2010, or the Merger Agreement, by and among TEOCO Corporation, a Delaware corporation (“Parent”), TEOCO Israel Ltd., an Israeli company and a wholly owned subsidiary of Parent (“Merger Sub”), and our company, (b) approve the Merger, as defined below, and (c) approve the other transactions contemplated by the Merger Agreement, including, without limitation, with respect to the matters described under “The Merger – Interests of our Officers and Directors in the Merger” and “The Merger Agreement – Effect on Share Capital; Adjustments to Per Share Merger Consideration” (collectively, the “Merger Proposal”). The Merger Agreement provides, among other things, that:

-	Merger Sub will merge with and into our company, with our company continuing as the surviving company (the “Merger”);

-	following the Merger, we will become a private company and a wholly owned subsidiary of Parent; and

-
each of our ordinary and preferred shares issued and outstanding at the effective time of the Merger (together, the "TTI Shares"), other than TTI shares held by us, Parent or Merger Sub, which shares, immediately prior to the effective time of the Merger, will automatically be cancelled with no consideration delivered in exchange therefor, will automatically be converted into the right to receive a payment in cash, without interest and less any applicable withholding tax, equal to $3.00, which amount may be increased or decreased at the closing of the Merger Agreement to the extent that TTI's cash balance immediately prior to the closing is above or below the respective amounts agreed upon with Parent, and will be decreased to the extent TTI’s transaction expenses are above an amount agreed upon with Parent (the "Per Share Merger Consideration").  However, under the Merger Agreement, these adjustments may not result in the Per Share Merger Consideration being lower than $2.90, without interest.  The Per Share Merger Consideration, including other adjustments thereto, are more fully described in the enclosed Proxy Statement.

The full text of the Merger Agreement is included as Appendix A to this Proxy Statement and is incorporated herein by reference and we urge you to read it carefully in its entirety.

We currently know of no other business to be transacted at the Meetings, other than as set forth in Item 1 above; but, if any other matter is properly presented at the Meetings, the persons named in the enclosed proxy card will vote upon such matters in accordance with their best judgment.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” APPROVAL OF ITEM 1.

Voting

Record holders of our issued and outstanding preferred shares and ordinary shares as of June 22, 2010, the record date, are entitled to notice of, and to vote at, the Meetings, and are entitled to one vote at each of the Ordinary Class Meeting and the General Meeting per ordinary share held and to one vote at each of the Preferred Class Meeting and the General Meeting per preferred share held. As of June 20, 2010, there were 16,357,728 ordinary shares and 2,581,816 preferred shares, and together 18,939,544 TTI Shares, issued and outstanding and entitled to vote.

A quorum must be present in order for the Meetings to be held.  Other than in an adjourned meeting, (1) the quorum required for holding the General Meeting is at least two holders of TTI Shares, present in person or by proxy, and holding TTI Shares conferring in the aggregate one third of the voting power of our Company; (2) the quorum required for holding the Ordinary Class Meeting is at least two holders of our ordinary shares, present in person or by proxy, and holding ordinary shares conferring in the aggregate one third of the voting power of the ordinary shares; and (3) the quorum required for holding the Preferred Class Meeting is at least two holders of the preferred shares, present in person or by proxy, and holding preferred shares conferring in the aggregate one third of the voting power of the preferred shares.  Ordinary and/or preferred shares, as applicable, that are voted in person or by proxy “FOR” or “AGAINST” are treated as being present at the Meetings for purposes of establishing a quorum and are also treated as voted at the Meetings with respect to such matters.  Abstentions and broker non-votes will be counted for purposes of determining the presence or absence of a quorum for the transaction of business, but such abstentions and broker non-votes will not be counted for purposes of determining the number of votes cast with respect to the particular proposal. If within one hour from the time established for the commencement of the Ordinary Class Meeting, the Preferred Class Meeting or the General Meeting, as applicable, a quorum is not present, the applicable meeting shall stand adjourned to the same day in the next week, July 29, 2010 at the same time and place or, if the Chairman of the Board of Directors of the Company so determines, with the consent of a majority of the shares represented at the applicable meeting, in person or by proxy, and voting on the question of adjournment, to such other day, time and place as shall be so determined, as long as any adjournment is not more than seven (7) days in the aggregate. This notice shall serve as notice of such adjourned meeting if no quorum is present at the original date and time, and no further notice of the applicable adjourned meeting will be required to be given to shareholders. If, at such adjourned meeting, a quorum is not present within half an hour from the time appointed for holding the adjourned meeting, any two appropriate shareholders present in person or by proxy shall constitute a quorum.

Provided a quorum is present at the applicable Meeting, the approval of the Merger Proposal requires the affirmative vote of the holders of a majority of (1) the ordinary shares present (in person or by proxy) at the Ordinary Class Meeting and voting on such matter (not including abstentions and broker non-votes), (2) the preferred shares present (in person or by proxy) at the Preferred Class Meeting and voting on such matter (not including abstentions and broker non-votes), and (3) the TTI Shares present (in person or by proxy) at the General Meeting and voting on such matter (not including abstentions and broker non-votes).

However, if Parent, Merger Sub or any person or entity holding, directly or indirectly, 25% or more of either the voting rights or the right to appoint directors of Parent or Merger Sub (any such person or entity is described in this paragraph as a Parent Affiliate) holds TTI Shares, then there is an additional requirement for the approval, namely that a majority of the shares that are present and voting at the Meetings in person or by proxy (excluding Parent, Merger Sub, any Parent Affiliate, or anyone acting on their behalf, including their family members or entities under their control) shall not have voted against the Merger.  Therefore, by signing and mailing the enclosed proxy card you confirm, unless you contact us as instructed on the proxy card, that you are not: (1) a person or entity holding, directly or indirectly, 25% or more of either the voting power or the right to appoint directors of Parent or Merger Sub; (2) a person or entity acting on behalf of Parent, Merger Sub or a person or entity described in clause (1); or (3) a family member of, or an entity controlled by Parent, Merger Sub or any of the foregoing.

As more fully described under “The Merger Agreement – Certain Additional Agreements – Voting Undertakings”, in connection with the Merger, one of our directors as well as certain of our principal shareholders holding, in the aggregate, approximately 35% of our issued and outstanding ordinary and preferred shares, on an as converted basis, have executed a Voting Undertaking (including an irrevocable proxy) in favor of Parent under which each of those shareholders have agreed, among other things, to vote all of the ordinary and/or preferred shares, on an as converted basis, owned by it, him or her in favor of the approval and adoption of the Merger Agreement, the approval of the Merger and the other transactions contemplated thereby and against any other alternative transaction (except if the Merger Agreement is terminated in accordance with its terms).

Proxies

Shareholders may elect to vote their shares once, either by attending the Meetings in person, or by executing and delivering to TTI a proxy as detailed below.  If your TTI Shares are held in “street name” through a bank, broker or other nominee, you may either direct such bank, broker or other nominee on how to vote your shares or obtain a legal proxy from such bank, broker or other nominee to vote your shares at the Meetings.

Proxies will be solicited by our Board of Directors.  Proxies will be solicited by mail and will be mailed to our shareholders on or about June 24, 2010.  Certain of our officers, directors, employees and agents may solicit proxies by telephone, facsimile, electronic mail or other personal contact.  However, such parties will not receive additional compensation therefor.  We will bear the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy materials, and will reimburse the reasonable expenses of brokerage firms and others for forwarding such proxy materials to the beneficial owners of our shares. In addition, we reserve our right to engage a proxy solicitor in connection with this solicitation.

All TTI Shares represented by properly executed proxies received by us no later than seventy-two (72) hours prior to the Meetings will, unless such proxies have been previously revoked or superseded, be voted at the Meetings in accordance with the directions on the proxies.  If no direction is indicated on the properly executed proxy, the shares will be voted in favor of each of the matters described in Item 1 above.  We know of no other matters to be submitted at the Meetings other than as specified herein.  If any other business is properly brought before the Meetings, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

A shareholder returning a proxy may revoke it at any time prior to commencement of the Meetings by communicating such revocation in writing to us or by executing and delivering a later-dated proxy.  In addition, any person who has executed a proxy and is present at the Meetings may vote in person instead of by proxy, thereby canceling any proxy previously given, whether or not written revocation of such proxy has been given.  Any written notice revoking a proxy should be sent to TTI Team Telecom International Ltd., 12 Amal Street, Afek Park, Rosh Ha’ayin, Israel, Attention: Tali Cohen-Tueg, Chief Financial Officer.

ITEM 1 – APPROVAL OF THE MERGER AGREEMENT, THE MERGER AND THE MERGER PROPOSAL

Required Vote:

Approval of the Merger Proposal requires the affirmative vote of the holders of a majority of (1) the ordinary shares present (in person or by proxy) at the Ordinary Class Meeting where a quorum is present and voting on such matter (not including abstentions and broker non-votes), (2) the preferred shares present (in person or by proxy) at the Preferred Class Meeting where a quorum is present and voting on such matter (not including abstentions and broker non-votes), and (3) the ordinary and preferred shares present (in person or by proxy) at the General Meeting where a quorum is present and voting on such matter (not including abstentions and broker non-votes).

However, if Parent, Merger Sub or any person or entity holding, directly or indirectly, 25% or more of either the voting rights or the right to appoint directors of Parent or Merger Sub (any such person or entity is described in this paragraph as a Parent Affiliate) holds shares in TTI, then there is an additional requirement for the approval, namely that a majority of the shares that are present and voting at the Meetings in person or by proxy (excluding Parent, Merger Sub, any Parent Affiliate, or anyone acting on their behalf, including their family members or entities under their control) shall not have voted against the Merger.

It is proposed that the following resolution be adopted at the Meetings:

“RESOLVED, that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, including, without limitation, with respect to the matters described under “The Merger – Interests of our Officers and Directors in the Merger” and “The Merger Agreement – Effect on Share Capital; Adjustments to Per Share Merger Consideration” in the Proxy Statement, be, and they hereby are, approved and adopted in all respects.”

The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

QUESTIONS AND ANSWERS ABOUT THE TRANSACTION

The following questions and answers are intended to briefly address certain commonly asked questions regarding the Merger, the Merger Agreement and the Meetings.  These questions and answers may not address all the questions that may be important to you as a shareholder of TTI.  Please refer to the section of this Proxy Statement entitled “Summary” and more detailed information contained elsewhere in this Proxy Statement, the appendices to this Proxy Statement and the documents referred to or incorporated by reference in this Proxy Statement, which you should read carefully.  See the section of this Proxy Statement entitled “Where You Can Find More Information” beginning on page 82.

Q:	What is the proposed Merger?

A:
The proposed Merger is the acquisition of our company by Parent pursuant to the Merger Agreement.  Following the completion of the Merger, our company will become a private company and a wholly owned subsidiary of Parent.

Q:	What will I receive upon completion of the Merger?

A:
Upon completion of the Merger, for each of your TTI Shares issued and outstanding as of the effective time of the Merger (as defined in the section of this Proxy Statement entitled “The Merger Agreement – Effective Time of the Merger; Closing Date” beginning on page 56 of this Proxy Statement), you will be entitled to receive a payment in cash, without interest and less any applicable withholding tax, equal to $3.00, which amount may be increased or decreased at the closing of the Merger to the extent that TTI's cash balance immediately prior to the closing is above or below the respective amounts agreed upon with Parent, and will be decreased to the extent TTI’s transaction expenses are above an amount agreed upon with Parent (the “Per Share Merger Consideration”).  However, under the Merger Agreement, these adjustments may not result in the Per Share Merger Consideration being lower than $2.90, without interest.  The Per Share Merger Consideration, including other adjustments thereto, are more fully described below in the section of this Proxy Statement entitled “The Merger Agreement – Effect on Share Capital; Adjustments to Per Share Merger Consideration” beginning on page 57.

You will not receive any shares in the surviving company in connection with the Merger nor will you have any ownership interest in the surviving company following the completion of the Merger.

Q:	When will I know the exact consideration I will receive in the Merger?

A:
Only upon completion of the Merger. As more fully described below in the section of this Proxy Statement entitled “The Merger Agreement – Effect on Share Capital; Adjustments to Per Share Merger Consideration” beginning on page 57, the Per Share Merger Consideration is subject to certain potential upward or downward adjustments that relate to our cash balance immediately prior to the closing and our transaction expenses that could be determined only at the closing of the Merger. While we are currently unable to foresee our exact cash balance at the closing, you should be aware, however, that as of this time we do not expect an upward adjustment to the Per Share Merger Consideration above $3.00 per share.  For the reasons stated above, at the time that you vote on whether to approve the Merger Proposal, you will not know the exact and final Per Share Merger Consideration.

Q:	When and where are the Meetings?

A:
The Ordinary Class Meeting will be held on Thursday, July 22, 2010, at 10:00 a.m. (Israel time) and any adjournment thereof.  The Preferred Class Meeting will be held on Thursday, July 22, 2010, at 10:30 a.m. (Israel time) and any adjournment thereof.  The General Meeting will be held on Thursday, July 22, 2010, at 11:00 a.m. (Israel time) and any adjournment thereof.  All Meetings will be held at the offices of the Company located at 12 Amal Street, Afek Park, Rosh Ha’ayin, Israel.

Q:	What am I being asked to vote on?

A:
You are being asked to approve the Merger Proposal, which is a proposal to approve and adopt the Merger Agreement, and to approve the Merger and the other transactions contemplated by the Merger Agreement, including, without limitation, with respect to the matters described under “The Merger – Interests of our Officers and Directors in the Merger” and “The Merger Agreement – Effect on Share Capital; Adjustments to Per Share Merger Consideration,” which matters are collectively referred to as the Merger Proposal.

We do not currently expect there to be any other matters on the agenda at the Meetings; but, if any other matter is properly presented at the Meetings, the persons named in the enclosed proxy card will vote upon such matters in accordance with their best judgment.

Q:	What vote is required for our shareholders to approve the Merger Proposal?

A:
Approval of the Merger Proposal requires the affirmative vote of the holders of a majority of (1) the ordinary shares present (in person or by proxy) at the Ordinary Class Meeting where a quorum is present and voting on such matter (not including abstentions and broker non-votes), (2) the preferred shares present (in person or by proxy) at the Preferred Class Meeting where a quorum is present and voting on such matter (not including abstentions and broker non-votes), and (3) the ordinary and preferred shares present (in person or by proxy) at the General Meeting where a quorum is present and voting on such matter (not including abstentions and broker non-votes).

In connection with the Merger, one of our directors as well as certain of our principal shareholders holding, in the aggregate, approximately (1) 25% of our issued and outstanding ordinary shares, (2) 100% of our issued and outstanding preferred shares, and (3) 35% of our issued and outstanding ordinary and preferred shares, on an as converted basis, as one class, have executed a Voting Undertaking (including an irrevocable proxy) (collectively, the “Voting Undertakings”), in favor of Parent under which each of those shareholders have agreed, among other things, to vote all of the ordinary and preferred shares owned by it, him or her in favor of the approval and adoption of the Merger Agreement, and the approval of the Merger and the other transactions contemplated thereby and against any other alternative transaction (except if the Merger Agreement is terminated in accordance with its terms).

However, if Parent, Merger Sub or any person or entity holding directly or indirectly 25% or more of either the voting rights or the right to appoint directors of Parent or Merger Sub (any such person or entity is described in this paragraph as a Parent Affiliate) holds TTI Shares, then there is an additional requirement for the approval, namely that a majority of the shares that are present and voting at the Meetings, in person or by proxy (excluding Parent, Merger Sub, any Parent Affiliate, or anyone acting on their behalf, including their family members or entities under their control), shall not have voted against the Merger.  Therefore, by signing and mailing the enclosed proxy card you confirm, unless you contact us as instructed on the proxy card, that you are not: (1) a person or entity holding, directly or indirectly, 25% or more of either the voting power or the right to appoint directors of Parent or Merger Sub; (2) a person or entity acting on behalf of Parent, Merger Sub or a person or entity described in clause (1); or (3) a family member of, or an entity controlled by Parent, Merger Sub or any of the foregoing.

Q:	How does our Board of Directors recommend that I vote?

A:
Our Board of Directors, following the approval of our Audit Committee, has unanimously approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, and unanimously recommends that you vote “FOR” the approval of the Merger Proposal.

Q:	Why is our Board of Directors recommending that I vote for approval of the Merger Proposal?

A:
Our Board of Directors has determined that the terms and provisions of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, are fair to and in the best interests of our company and our shareholders. For additional information see the sections of this Proxy Statement entitled “The Merger—Background of the Merger” beginning on page 32 and “The Merger—Our Reasons for the Merger; Recommendation and Determination of our Audit Committee and Board of Directors” beginning on page 36.

Q:	If the Merger is completed, when can I expect to receive the Per Share Merger Consideration for my shares? Should I send my stock certificates now?

A:
Once all conditions to closing of the Merger are satisfied, we will be able to effect the closing of the Merger. At such closing, payment will be made to a paying agent reasonably acceptable to us. Promptly after the Merger is completed, the paying agent will send each holder of record immediately prior to the effective time of the Merger a letter of transmittal with detailed instructions regarding the surrender of your certificates representing TTI Shares and any other documentation required to facilitate payment in exchange for the Per Share Merger Consideration for each TTI Share you hold. You should not send your certificates representing TTI Shares to us or anyone else until you receive such instructions. The paying agent will send the Per Share Merger Consideration to you as promptly as practicable following its receipt of your share certificates and other required documents, including a tax declaration form. If your shares are held in “street name” by your bank, broker or other nominee, you will receive instructions from your bank, broker or other nominee as to how to effect the surrender of your “street name” shares in exchange for the Per Share Merger Consideration.

Q:	What are the material tax consequences of the Merger?

A:	In general, if you are a "U.S. Holder" for United States federal income tax purposes, the Merger will be a taxable transaction to you for U.S. federal income tax purposes.

Your receipt of cash as a result of the Merger will also generally be a taxable transaction for Israeli tax purposes, unless a specific exemption is available under Israeli tax law or unless a double taxation prevention treaty between Israel and your country of residence provides otherwise. If you are a non-Israeli resident, you may be eligible for an exemption from such Israeli tax. You may be subject to the Israeli withholding tax (currently 20% for an individual and 25% for a corporation), unless an exemption or relief is provided from such withholding tax. Our company and Parent have agreed to request a pre-ruling from the Israeli Tax Authority that will provide an exemption from Israeli withholding tax with respect to certain holders of TTI Shares that are non-Israeli residents.

You should consult your tax advisor about the particular tax consequences of the Merger to you. See the section of this Proxy Statement entitled “The Merger—Material Tax Consequences of the Merger” beginning on page 45.

Q:	When will the Merger be completed?

A:
We are working to complete the Merger as soon as possible. Several conditions must be satisfied or waived before the Merger is completed.  See the section of this document titled “The Merger Agreement—Conditions to the Merger” for a summary description of these conditions. We expect to complete the Merger during the third quarter of calendar year 2010, but because the Merger is subject to certain closing conditions, some of which are beyond our and Parent’s control, the exact timing cannot be predicted. The Merger Agreement may be terminated by either party if the Merger is not completed by October 8, 2010, which date will be extended to December 8, 2010, if on October 8, 2010 all closing conditions have been satisfied or waived (other than those that are satisfied by action taken at the closing) other than the closing conditions relating to governmental consents, the Israeli statutory waiting period, certificate of merger or injunctions, so long as the terminating party shall not have breached in any material respect its obligations under the Merger Agreement in any manner that shall have caused the failure to consummate the Merger on or before such date of termination.

Q:	What effects will the proposed Merger have on our company?

A:
As a result of the proposed Merger, we will cease to be a publicly traded company and will be a privately-held company that is a wholly owned subsidiary of Parent.  You will no longer have any economic interest in our future earnings or growth.  Following the completion of the proposed Merger, the registration of the TTI Shares and our reporting obligations under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), will be terminated upon application to the U.S. Securities and Exchange Commission (the “SEC”).  In addition, upon completion of the proposed Merger, the TTI Shares will no longer be listed on any stock exchange, including the NASDAQ Global Market (“NASDAQ”).

Q:	What happens if the Merger is not completed?

A:
If the Merger Agreement is not approved and adopted by our shareholders or if the Merger is not completed for any other reason, our shareholders will not receive any payment for their TTI Shares.  Instead, we will remain an independent public company and our ordinary shares will continue to be listed on NASDAQ.  Under circumstances specified in the Merger Agreement, we may be required to pay Parent a termination fee and/or reimburse Parent for its out-of-pocket expenses as described in the section of this Proxy Statement entitled “The Merger Agreement—Fees and Expenses” beginning on page 76.

Q:	What do I need to do now?

A:
This Proxy Statement contains important information regarding the Merger as well as information about us. It also contains important information regarding the factors considered by our Board of Directors in evaluating the Merger. We urge you to read this Proxy Statement carefully in its entirety. You should also complete, sign and date the enclosed proxy card and return it in the enclosed envelope. You may also want to review the documents referenced under the section of this Proxy Statement entitled “Where You Can Find More Information” beginning on page 82.

Q:	How do I vote?

A:
You should indicate on the enclosed proxy card how you want to vote, and date, sign and mail it in the enclosed envelope as soon as possible, so that your shares can be voted at the Meetings. Whether or not you submit a proxy, you may attend the Meetings and vote your shares in person.

Q:	What do I do if I want to change my vote?

A:
You may send a written notice of revocation, or send a later-dated, completed and signed proxy card relating to the same shares, to our Chief Financial Officer so it is received prior to the Meetings. TTI Shares represented by properly executed proxies received by us no later than seventy-two (72) hours prior to the Meetings will be voted at the Meetings in accordance with the directions on the proxies, unless such proxies have been revoked or superseded prior to the Meetings. Alternatively, you may attend the Meetings and vote in person, and in such event any proxy previously given by you shall be deemed revoked.

Q:	If my shares are held in “street name” by my bank, broker or other nominee, will my bank, broker or other nominee vote my shares for me?

A:
Your bank, broker or other nominee will vote your shares only if you provide instructions to your bank, broker or other nominee on how to vote and provided you do so within ample time before the Meetings. You should follow the procedures provided by your bank, broker or other nominee regarding the voting of your shares (including the timing to do so) and be sure to provide your bank, broker or other nominee with instructions on how to vote your shares. If your shares are held in “street name” you must contact your bank, broker or other nominee to change or revoke your voting instructions.

Q:	Who can vote at the Meetings?

A:
Only those holders of record of outstanding TTI Shares at the close of business (4:00 p.m. E.D.T.) on June 22, 2010, the record date for the Meetings, are entitled to notice of, and to vote at the Meetings. As of June 20, 2010, there were 16,357,728 ordinary shares and 2,581,816 preferred shares, and together 18,939,544 TTI Shares, issued and outstanding.

Q:	What happens if I sell my shares before the Meetings?

A:
The record date for the Meetings is earlier than the Meetings and the date that the Merger is expected to be completed.  If you transfer your TTI Shares after the record date but before the Meetings, you will retain your right to vote at the Meetings, but will have transferred the right to receive the Per Share Merger Consideration with respect to such TTI Shares.  In order to receive the Per Share Merger Consideration, you must hold your TTI Shares through the completion of the Merger.

Q:	How will the Merger affect my stock options to acquire TTI ordinary shares?

A:
Under the terms of the Merger Agreement, each outstanding option that is unexercised as of the effective time of the Merger, whether or not vested, will be cancelled and converted into the right to receive a cash payment equal to the number of our ordinary shares underlying the outstanding options multiplied by the amount (if any) by which the Per Share Merger Consideration exceeds the option exercise price, without interest and less any applicable withholding taxes.  All of our outstanding options have exercise prices equal to or above $3.00.  As a result, if the Per Share Merger Consideration will be $3.00 or less, optionholders will not be entitled to receive any payment in exchange for the options held by them and such options shall no longer be outstanding and shall automatically cease to exist at the closing.  For additional information, see the section of this Proxy Statement entitled “The Merger Agreement – Effect on Share Capital; Adjustments to Per Share Merger Consideration” beginning on page 57.

Q:	How will the Merger affect my Warrants?

A:
At the effective time of the Merger, each unexpired and unexercised outstanding warrant to purchase our ordinary shares will automatically be converted into the right to receive an amount in cash equal to (i) the Per Share Merger Consideration multiplied by the number of ordinary shares issuable upon the exercise of such warrant, less (ii) the aggregate exercise price of such warrant.  As of the effective time of the Merger, all of our warrants will no longer be outstanding and shall automatically cease to exist, and each holder of our warrants shall cease to have any rights with respect to such warrants.  All of our unexpired and unexercised outstanding warrants have an exercise price of $2.50, which means that, if the Per Share Merger Consideration to be paid at closing will be $3.00, then each warrant holder will receive $0.50 at the effective time for each unexpired and unexercised outstanding warrant, without interest and less any applicable withholding tax.  For additional information, see the section of this Proxy Statement entitled “The Merger Agreement – Effect on Share Capital; Adjustments to Per Share Merger Consideration” beginning on page 57.

Q:	Am I entitled to appraisal rights in connection with the Merger?

A:	No. Under Israeli law, holders of TTI Shares are not entitled to appraisal rights in connection with the Merger.

Q:	Who can help answer my questions?

A:
If you have additional questions about the Merger Agreement or the Merger, or would like additional copies of this Proxy Statement or the enclosed proxy card, you should contact our Chief Financial Officer, at our executive offices located at 12 Amal Street, Afek Park, Rosh Ha’ayin , Israel; telephone number: +972-3-926-9723; fax number: +972-3-761-7155; email: tali@tti-telecom.com.

SUMMARY

This Summary highlights selected information from this Proxy Statement and may not contain all of the information that is important to you. To better understand the Merger Proposal and the other proposals described in the section of this Proxy Statement entitled “Introduction” upon which you are being asked to vote, you should read this entire Proxy Statement carefully, as well as the appendices attached to this Proxy Statement and the additional documents to which we refer you. See the section of this Proxy Statement entitled "Where You Can Find More Information" beginning on page 82. Each item in this Summary includes a page reference directing you to a more complete description of that topic.  Throughout this Proxy Statement, all references to "TTI," "we," "us," "our" or words of like import are references to TTI Team Telecom International Ltd. and its subsidiaries, and all references to "$”  are to United States dollars.

The Parties to the Merger (Page 26)

We were incorporated under the laws of the State of Israel on February 5, 1990. We commenced independent operations in September 1992, as a subsidiary of Team Computers and Systems Ltd., currently known as Malam - Team Ltd., or Malam – Team, after having operated as a division of Malam - Team since 1988. In April 2005, Malam - Team distributed most of our ordinary shares held by it to its shareholders, and we ceased to be a subsidiary thereof. In December 1996, we conducted the initial public offering of our ordinary shares. TTI is a leading provider of next generation Operations Support Systems (OSS) to communications service providers worldwide. Our Netrac portfolio delivers an automated, proactive and customer-centric approach to service assurance and network management.  Our ordinary shares are publicly traded on the NASDAQ Global Market under the symbol "TTIL.”  Our registered office is located at 12 Amal Street, Afek Park, Rosh Ha'ayin 48092, Israel, and our telephone number is +972-3-926-9700. For more information about our company, please see our SEC filings.  See also the section of this Proxy Statement entitled “Where You Can Find More Information” beginning on page 82.

TEOCO Corporation (“Parent”), is a privately-held Delaware corporation that is a leading provider of cost, routing, and revenue management solutions to leading communications service providers worldwide. Parent is widely recognized for its commitment to principled entrepreneurship, business ethics and employee ownership with a particular emphasis on its core values of alignment with employees, clients and community. TA Associates, a $16 billion global growth private equity firm based in Boston, MA, has recently made an investment in Parent.  Parent’s principal executive offices are located at 12150 Monument Drive, Suite 400, Fairfax, VA 22033, and its telephone number is (703) 322-9200

TEOCO Israel Ltd. (“Merger Sub”), is an Israeli company and a wholly owned subsidiary of Parent formed for the purpose of effecting the Merger and the transactions contemplated by the Merger Agreement.  Merger Sub has not engaged in any business except activities incidental to its formation and in connection with the transactions contemplated by the Merger Agreement.

The Merger (Page 32)

The Merger Agreement provides that Merger Sub will merge with and into our company, with TTI continuing as the surviving company (the "Surviving Corporation") (the “Merger”). In the Merger, each of our ordinary and preferred shares (together, the "TTI Shares") issued and outstanding as of the effective time of the Merger, other than the TTI Shares held by us or Parent, or any direct or indirect wholly owned subsidiary of either TTI or Parent, which shares, immediately prior to the effective time of the Merger, will automatically be cancelled with no consideration delivered in exchange therefor), will be converted into the right to receive a payment in cash, without interest and less any applicable withholding tax, equal to $3.00, which amount may be increased or decreased at the closing of the Merger Agreement to the extent that TTI's cash balance immediately prior to the closing is above or below the respective amounts agreed upon with Parent, and will be decreased to the extent TTI’s transaction expenses are above an amount agreed upon with Parent (the "Per Share Merger Consideration").  However, under the Merger Agreement, these adjustments may not result in the Per Share Merger Consideration being lower than $2.90, without interest.  The Per Share Merger Consideration, including other adjustments thereto, are more fully described below in the section of this Proxy Statement entitled “The Merger Agreement – Effect on Share Capital; Adjustments to Per Share Merger Consideration” beginning on page 57.

Effects of the Merger (Page 57)

If the Merger is completed, you will be entitled to receive the Per Share Merger Consideration, without interest and less any applicable withholding taxes, for each TTI Share owned by you as of the effective time of the Merger.  As a result of the Merger, we will become a private company and a wholly owned subsidiary of Parent and will cease to be a publicly traded company. You will not receive any shares of the Surviving Corporation in connection with the Merger nor will you have any ownership interest in the Surviving Corporation following the completion of the Merger.

Stock Options and Warrants (Page 57)

Under the terms of the Merger Agreement, each outstanding option that is unexercised as of the effective time of the Merger, whether or not vested, will be cancelled and converted into the right to receive a cash payment equal to the number of our ordinary shares underlying such outstanding option multiplied by the amount (if any) by which the Per Share Merger Consideration exceeds the option exercise price, without interest and less any applicable withholding taxes.  As of the effective time of the Merger, all options to purchase our ordinary shares shall no longer be outstanding and shall automatically cease to exist, and each holder of such options shall cease to have any rights with respect thereto, except the right to receive the consideration indicated in the preceding sentence.

Under the terms of the Merger Agreement, at the effective time of the Merger, each unexpired and unexercised outstanding warrant to purchase our ordinary shares will automatically be converted into the right to receive an amount of cash equal (i) the Per Share Merger Consideration multiplied by the number of ordinary shares issuable upon the exercise of such warrant, less (ii) the aggregate exercise price of such warrant.  As of the effective time of the Merger, all of our warrants will no longer be outstanding and shall automatically cease to exist, and each holder of our warrants shall cease to have any rights with respect to such warrants, except the right to receive the consideration indicated in the preceding sentence.

For additional information about the treatment of stock options and warrants, see the section of this Proxy Statement entitled “The Merger Agreement – Effect on Share Capital; Adjustments to Per Share Merger Consideration” beginning on page 57.

The Extraordinary General Meetings (Page 27)

Time and Place (Page 27)

We will hold Extraordinary General Meetings of:

(1) the holders of our ordinary shares on Thursday, July 22, 2010, at 10:00 a.m. (Israel time) and any adjournment thereof (the "Ordinary Class Meeting"),

(2) the holders of our preferred shares on Thursday, July 22, 2010, at 10:30 a.m. (Israel time) and any adjournment thereof (the "Preferred Class Meeting"), and

(3) all holders of ordinary and preferred shares, voting as one class, on Thursday, July 22, 2010, at 11:00 a.m. (Israel time) and any adjournment thereof (the "General Meeting" and together with the Ordinary and Preferred Class Meeting, the "Meetings").

All Meetings will be held at our executive offices located at 12 Amal Street, Afek Park, Rosh Ha’ayin, Israel.

Purpose (Page 27)

At the Meetings, you will be asked to approve and adopt the Merger Agreement, and to approve the Merger and the other transactions contemplated by the Merger Agreement (collectively, the “Merger Proposal”).

Record Date and Quorum Requirements (Page 27)

You are entitled to vote at the Meetings if you owned TTI Shares at the close of business on June 22, 2010, the record date for the Meetings.  As of June 20, 2010, there were 16,357,728 ordinary shares and 2,581,816 preferred shares, and together 18,939,544 TTI Shares, issued and outstanding.  Other than in an adjourned meeting, the quorum required for holding (1) the General Meeting is at least two holders of TTI Shares (not in default), present in person or by proxy, and holding TTI Shares conferring in the aggregate one third of the voting power of our Company; (2) the Ordinary Class Meeting is at least two holders of the ordinary shares, present in person or by proxy, and holding ordinary shares conferring in the aggregate one third of the voting power of the ordinary shares; and (3) the Preferred Class Meeting is at least two holders of the preferred shares, present in person or by proxy, and holding preferred shares conferring in the aggregate one third of the voting power of the preferred shares.

Voting Rights and Vote Required (Page 28)

Record holders of our issued and outstanding preferred shares and ordinary shares as of June 22, 2010, the record date, are entitled to notice of, and to vote at, the Meetings, and are entitled to one vote at each of the Ordinary Class Meeting and the General Meeting per each ordinary share held and to one vote at each of the Preferred Class Meeting and the General Meeting per each preferred share held.

Provided a quorum is present, the approval of the Merger Proposal requires the affirmative vote of the holders of a majority of (1) the ordinary shares present (in person or by proxy) at the Ordinary Class Meeting and voting on such matter (not including abstentions and broker non-votes), (2) the preferred shares present (in person or by proxy) at the Preferred Class Meeting and voting on such matter (not including abstentions and broker non-votes), and (3) the ordinary and preferred shares present (in person or by proxy) at the General Meeting and voting on such matter (not including abstentions and broker non-votes).

However, if Parent, Merger Sub or any person or entity holding directly or indirectly 25% or more of either the voting rights or the right to appoint directors of Parent or Merger Sub (any such person or entity is described in this paragraph as a Parent Affiliate) holds TTI Shares, then there is an additional requirement for the approval, namely that a majority of the shares that are present and voting at the Meetings in person or by proxy (excluding Parent, Merger Sub, any Parent Affiliate, or anyone acting on their behalf, including their family members or entities under their control) shall not have voted against the Merger.  Therefore, by signing and mailing the enclosed proxy card you confirm, unless you contact us as instructed on the proxy card, that you are not: (1) a person or entity holding, directly or indirectly, 25% or more of either the voting power or the right to appoint directors of Parent or Merger Sub; (2) a person or entity acting on behalf of Parent, Merger Sub or a person or entity described in clause (1) above; or (3) a family member of, or an entity controlled by Parent, Merger Sub or any of the foregoing.

See "Summary – Voting Undertakings" below, beginning on page 19 for a brief summary describing the Voting Undertakings (including irrevocable proxy) entered into by one of our directors as well as certain of our principal shareholders.

Voting and Proxies (Page 29)

Any shareholder of record entitled to vote at the Meetings may vote in person by attending the Meetings or by submitting the enclosed proxy card.  If your TTI Shares are held in “street name” by your bank, broker, or other nominee you should instruct your bank, broker, or other nominee on how to vote your TTI Shares using the instructions provided by your bank, broker, or other nominee. If you do not provide your bank, broker, or other nominee with instructions within ample time before the Meetings, your TTI Shares will not be voted.  You may revoke your proxy by (a) delivering a notice of revocation to our Chief Financial Officer (b) submitting a later-dated proxy or (c) attending the Meetings and voting in person.  TTI Shares represented by properly executed proxies received by us seventy-two (72) hours prior to the Meetings will, unless such proxies have been previously revoked or superseded, be voted at the Meetings in accordance with the directions on the proxies. If you have instructed your bank, broker, or other nominee to vote your TTI Shares, you must follow the instructions (including with respect to timing) of your bank, broker, or other nominee to change or revoke your instructions.

Our Reasons for the Merger; Recommendation and Determination of our Audit Committee and Board of Directors (Page 36)

Audit Committee.  Our Audit Committee unanimously approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, has determined that the Merger is in the best interests of our company and our shareholders and recommended that the Board of Directors approve the execution, delivery and performance of the Merger Agreement and the completion of the Merger and the other transactions contemplated by the Merger Agreement, including, without limitation, with respect to the matters described under “The Merger – Interests of our Officers and Directors in the Merger” and “The Merger Agreement – Effect on Share Capital; Adjustments to Per Share Merger Consideration.”

Board of Directors. Our Board of Directors, following the approval of our Audit Committee, has (a) determined that the Merger is in the best interests of our company and our shareholders, (b) unanimously approved the execution, delivery and performance of the Merger Agreement and the completion of the Merger and the other transactions contemplated by the Merger Agreement, including, without limitation, with respect to the matters described under “The Merger – Interests of our Officers and Directors in the Merger” and “The Merger Agreement – Effect on Share Capital; Adjustments to Per Share Merger Consideration,” (c) determined that no reasonable concern exists that as a result of the Merger we, as the surviving company in the Merger, will be unable to fulfill our obligations to our creditors, (d) directed management to call the Meetings and to take such other actions as are necessary to complete the Merger and (e) resolved to recommend that our shareholders approve and adopt the Merger Agreement, and approve the Merger and the other transactions contemplated by the Merger Agreement.

For a discussion of the material factors considered by the Audit Committee and Board of Directors in reaching their conclusions, see “The Merger—Our Reasons for the Merger; Recommendation and Determination of our Audit Committee and Board of Directors” beginning on page 36.

The Board of Directors unanimously recommends that our shareholders vote “FOR” the approval of the Merger Proposal.

Opinion of Our Financial Advisor (Page 39)

In connection with the Merger, our Board of Directors received a written opinion, dated June 8, 2010, from Oppenheimer, our financial advisor, as to the fairness, from a financial point of view and as of the date of such opinion, of the Per Share Merger Consideration.  The full text of Oppenheimer’s written opinion, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached to this Proxy Statement as Appendix B.

Oppenheimer's opinion relates only to the fairness, from a financial point of view, of the Per Share Merger Consideration to be received in the Merger and does not address any other aspect of the Merger.  The opinion does not address the relative merits of the Merger as compared to alternative business strategies that might exist with respect to our company or our company’s underlying business decision to effect the Merger, nor does the opinion constitute a recommendation to any shareholder as to how to vote or act with respect to any matters relating to the Merger.  Oppenheimer's opinion was provided solely for the benefit of our Board of Directors in connection with, and for the purpose of, its evaluation of the Merger and may not be relied upon by any third party (including any shareholder of our company) or used for any other purpose.

No Appraisal Rights (Page 45)

Under Israeli law, holders of TTI Shares are not entitled to appraisal rights in connection with the Merger.

Funding of the Merger (Page 45)

If the Merger is consummated, we currently estimate that Parent will pay approximately 58 million in consideration to our shareholders and warrant holders (no payment is expected to be made to our optionholders), in connection with the Merger pursuant to the terms of the Merger Agreement. Parent will fund this transaction with its existing cash and cash equivalents and short-term investments balance.There is no financing condition in the Merger Agreement.

Material Tax Consequences of the Merger (Page 45)

United States Federal Income Tax Consequences

In general, if you are a U.S. Holder (as defined in the section of this Proxy Statement entitled “The Merger—Material Tax Consequences of the Merger” beginning on page 45), the Merger will be a taxable transaction to you for U.S. federal income tax purposes.

However, the tax consequences of the Merger to each TTI shareholder will depend on such shareholder’s particular facts and circumstances. If you are a U.S. Holder, you are urged to consult your tax advisor as to the particular tax consequences of the Merger to you, including the effects of applicable state, local, foreign or other tax laws, withholding tax consequences and possible changes in the tax laws. See the section of this Proxy Statement entitled “The Merger—Material Tax Consequences of the Merger” beginning on page 45.

Israeli Tax Consequences

Your receipt of cash in exchange for your TTI Shares pursuant to the Merger Agreement will be a taxable transaction for Israeli tax purposes, unless a specific exemption is available under Israeli tax law or unless a double taxation prevention treaty between Israel and your country of residence provides otherwise. If you are a non-Israeli resident, you may be eligible for an exemption from such Israeli tax. You may be subject to the Israeli withholding tax (currently 20% for an individual and 25% for a corporation), unless an exemption or relief is provided from such withholding tax. If you are a U.S. Holder, any withheld amount may, subject to the limitations in U.S. tax laws applicable to foreign tax credits, be credited against your U.S. federal income tax liability. Our company and Parent have agreed to request a pre-ruling from the Israeli Tax Authority that will provide an exemption from Israeli withholding tax with respect to certain holders of TTI Shares that are non-Israeli residents. You should consult your tax advisor about the particular tax consequences of the Merger to you. See the section of this Proxy Statement entitled “The Merger—Material Tax Consequences of the Merger—Israeli Income Tax Consequences” beginning on page 49.

Regulatory Matters (Page 51)

In connection with the Merger, we are required to obtain the approval of the Investment Center of the Ministry of Industry, Trade and Labor of the State of Israel (the “Investment Center”) of the change in ownership of our company to be effected by the Merger (the “Investment Center Approval”).  A letter requesting such approval was sent to the Investment Center on June 16, 2010 and we expect to receive the provisional approval of the Investment Center within the next few weeks.  We are also required to make certain filings with certain other regulatory authorities.  See the section of this Proxy Statement entitled “The Merger—Regulatory Matters” beginning on page 51.

Except for the approvals and certificates described under the section of this Proxy Statement entitled “The Merger—Regulatory Matters” beginning on page 51, we are not aware of any license or regulatory permit that would be required in order to consummate the Merger, including any requirement to file any notification forms with (1) the United States Federal Trade Commission (the “FTC”), and the Antitrust Division of the United States Department of Justice (the “DOJ”), as may be required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules and regulations thereunder, or (2) the Israeli Restrictive Trade Commissioner (the “IRT Commissioner”), as may be required by the Israeli Restrictive Trade Law, 1988 (the “IRT Law”), and the rules and regulations thereunder. However, there can be no assurance that a challenge to the Merger on antitrust grounds or otherwise will not be made or, if such a challenge is made, that it would not be successful.

The Merger will become effective following the fulfillment (or waiver, to the extent permissible under applicable law) of all conditions precedent set forth in the Merger Agreement, the receipt of all of the required governmental and regulatory approvals and the issuance of the Merger Certificate by the Israeli Companies Registrar.

Interests of our Officers and Directors in the Merger (Page 52)

In considering the recommendation of our Board of Directors, you should be aware that our directors and executive officers may have personal interests in the Merger that are different from, or in addition to, your interests as a shareholder, and that those interests may present actual or potential conflicts of interest, including, among others:

-	certain of our executive officers will receive a special cash bonus in connection with the consummation of the Merger;

-
certain of our executive officers as well as other key employees will be entitled to a special cash bonus, pursuant to a Retention Plan of Key Employees that we established in connection with future service to be provided by key employees during the three year period after the Merger;

-
Mr. Meir Lipshes, our Chief Executive Officer and Chairman of the Board of Directors, has entered into a consulting agreement and other related agreements with Parent, whereby effective upon closing, he will be entitled to certain benefits contained therein;

-	indemnification arrangements for our directors and officers as of immediately prior to the effective time of the Merger will be continued if the Merger is completed; and

-
we may purchase as of the effective time of the Merger, a directors’ and officers’ liability insurance policy, or a so-called "tail insurance" policy, or alternatively, if such "tail insurance" is not purchased, Parent has undertaken in the Merger Agreement to continue liability insurance coverage for our directors and officers for a certain period after the Merger.

For additional details, see “The Merger – Interests of our Officers and Directors in the Merger” beginning on page 52.

Our Audit Committee and Board of Directors were aware of these different or additional interests and considered them, among the other factors described in this Proxy Statement, in reaching their respective decisions to approve the Merger Agreement and the Merger.

Voting Undertakings (Page 78)

In connection with the Merger, one of our directors as well as certain of our principal shareholders holding, in the aggregate, approximately (1) 25% of our issued and outstanding ordinary shares, (2) 100% of our issued and outstanding preferred shares, and (3) 35% of our issued and outstanding ordinary and preferred shares, on an as converted basis, have executed a Voting Undertaking (including an irrevocable proxy) (collectively, the “Voting Undertakings”), in favor of Parent under which each of those shareholders have agreed, among other things, to vote all of the ordinary and preferred shares owned by it, him or her in favor of the approval and adoption of the Merger Agreement, and the approval of the Merger and the other transactions contemplated thereby and against any other alternative transaction (except if the Merger Agreement is terminated in accordance with its terms).

Conditions to the Completion of the Merger (Page 73)

Conditions to Each Party’s Obligations. Each party’s obligation to complete the Merger is subject to the satisfaction or waiver of the following conditions:

-	the approval of the Merger by TTI’s shareholders;

-	the Investment Center Approval shall have been obtained;

-
at least fifty (50) days shall have elapsed after the filing of the merger proposals with the Israeli Companies Registrar by both us and Merger Sub and at least thirty (30) days shall have elapsed from the approval of the Merger by the shareholders of each of our company and the Merger Sub;

-	we and Merger Sub shall have received the Merger Certificate from the Israeli Companies’ Registrar; and

-
no injunction, judgment, order, decree, statue, law, ordinance, rule or regulation issued by any governmental authority of competent jurisdiction or other similar legal restraint or prohibition that prohibits, restrains or renders illegal the consummation of the Merger shall be in effect.

Conditions to Parent’s and Merger Sub’s Obligations. The obligation of Parent and Merger Sub to complete the Merger is subject to the satisfaction or waiver of the following additional conditions:

-
(i) the representations and warranties made by us in the Merger Agreement relating to our authority to execute and perform the Merger Agreement must be true and correct in all respects as of the date of the Merger Agreement and as of the closing date,

(ii) the representations and warranties made by us in the Merger Agreement relating to: (a) our organization and qualification, (b) our outstanding capitalization, (c) the consents and approvals, including shareholder approval, required to approve the Merger; (d) our financial statements, (e) litigation (solely with respect to litigation against us or our executive officers or directors, but disregarding any litigation against executive officers and directors arising from allegations of a breach of fiduciary duty relating to the Merger Agreement, the Merger or the other transactions, or the approval thereof by the Company), (f) certain tax matters, and (g) certain intellectual property matters, must be true and correct as of the date of the Merger Agreement and (disregarding for such purpose any materiality and Material Adverse Effect (as defined in the section of this Proxy Statement entitled “The Merger Agreement—Material Adverse Effect” beginning on page 64) qualifier included therein) as of the closing date as if made on and as of the closing date (except to the extent expressly made as of an earlier date, in which case as of such date), except for such failures to be true and correct that, individually or in the aggregate, would not have a material effect on the Company and our subsidiaries, taken as a whole, and

(iii) all other representations and warranties made by us in the Merger Agreement must be true and correct as of the date of the Merger Agreement and (disregarding for such purpose any materiality and material adverse effect qualifier included therein) as of the closing date as if made on and as of the closing date (except to the extent expressly made as of an earlier date, in which case as of such date), except for such failures to be true and correct that, individually or in the aggregate, would not have a Material Adverse Effect. For purposes of determining the satisfaction of this condition, failures or inaccuracies in the representations and warranties of the Company contained in the Merger Agreement are disregarded to the extent (and only to the extent) that the adjustment provisions set forth in the definition of the Per Share Merger Consideration in the Merger Agreement properly account for the damages or losses, if any, attributable to the same;

-	we must have performed in all material respects all obligations we are required to perform under the Merger Agreement at or prior to the closing date;

-
we must deliver to Parent and Merger Sub (i) a certificate setting forth: (a) the number of TTI Shares issued and outstanding as of immediately prior to the effective time, (b) the number of outstanding options and warrants and the exercise price of each of them as of immediately prior to the effective time, (c) a schedule setting forth the total option cash payment and the total warrants cash payment, (d) the Actual Cash Balance (as defined below in the section of this Proxy Statement entitled “The Merger Agreement – Effect on Share Capital; Adjustments to Per Share Merger Consideration” beginning on page 57), (e) the Accounts Receivable Amount (as defined below in the section of this Proxy Statement entitled “The Merger Agreement – Effect on Share Capital; Adjustments to Per Share Merger Consideration” beginning on page 57) as of immediately prior to the effective time, and (f) an itemized schedule setting forth a true and correct list of all transaction expenses and stating which of such amounts were paid prior to the effective time, and (ii) a certificate confirming the satisfaction of the foregoing conditions relating to our representations, warranties and obligations in the Merger Agreement; and

-
between the date of the Merger Agreement and the closing date, there must not have been any Material Adverse Effect on TTI.  For purposes of this condition, effects that would constitute or contribute to the Material Adverse Effect are disregarded to the extent (and only to the extent) that the adjustment provisions set forth in the definition of the Per Share Merger Consideration properly account for the damages or losses, if any, attributable to the same.

Conditions to Our Obligations. Our obligation to complete the Merger is subject to the satisfaction or waiver of the following additional conditions:

-
the representations and warranties made by Parent and Merger Sub in the Merger Agreement must be true and correct as of the date of the Merger Agreement and as of the closing date (except to the extent that any such representation or warranty is expressly made as of an earlier specific date, in which case as of such date) in all material respects, and Parent must deliver to us at the closing a certificate to such effect; and

-
Parent and Merger Sub must have performed in all material respects all obligations they are required to perform under the Merger Agreement at or prior to the closing date, and Parent must deliver to us at the closing a certificate to such effect.

Restrictions on Solicitation of Other Offers (Page 69)

The Merger Agreement provides that, until 11:59 p.m., New York time, on July 9, 2010, (the “Go-Shop Period”), we, our subsidiaries and our respective representatives generally have the right to, directly or indirectly:

-
solicit, initiate or encourage any inquiry with respect to, or the making, submission or announcement of, a written Acquisition Proposal (as defined in the section of this Proxy Statement entitled “The Merger Agreement— Restrictions on Solicitations of Other Offers” beginning on page 69) by any person (unless otherwise agreed between the parties); and

-
participate in discussions or negotiations regarding, and furnish to any such person information with respect to, and take any other action to facilitate any inquiries or the making of any such Acquisition Proposal.

Following such Go-Shop Period, we are generally required, with the exception of any Excluded Party (as defined below),  to immediately cease any discussions or negotiations with any person that may be ongoing with respect to an Acquisition Proposal, and to not:

-
solicit, participate in, initiate, knowingly facilitate or encourage (including by way of furnishing information), or knowingly take any other action designed or reasonably likely to facilitate or encourage, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal (including by way of making any public announcement of its intention to do any of the foregoing),

-
participate in any discussions, conversations or negotiations (including by way of furnishing information) regarding any Acquisition Proposal or that may reasonably be expected to lead to any Acquisition Proposal, or

-	enter into any agreement, undertaking, letter of intent or any kind or commitment or understanding with respect to or that may reasonably be expected to lead to an Acquisition Proposal.

An "Excluded Party" is (1) any person(s) from whom we received, prior to the expiration of the Go-Shop Period, a bona fide written Acquisition Proposal and (2) any person from whom we received after the Go-Shop Period but prior to obtaining the approval of our shareholders of the Merger Proposal, a bona fide written Acquisition Proposal, which Acquisition Proposal, in each of (1) and (2) our Board of Directors determines in good faith (such determination, in the case of clause (1), to be made on or prior to the expiration of the Go-Shop Period), after consultation with our outside legal counsel and independent financial advisor, constitutes or is reasonably expected to result in a Superior Proposal (as defined in the section of this Proxy Statement entitled “The Merger Agreement— Restrictions on Solicitations of Other Offers” beginning on page 69); provided, however, that any such person(s) shall cease to be an Excluded Party at such time after the expiration of the Go-Shop Period as negotiations between us and such person(s) with respect to Acquisition Proposal(s) made by such person or group shall have terminated or any change has been made to the terms and conditions of the Acquisition Proposal, such that the Acquisition Proposal would cease to be a Superior Proposal.

Notwithstanding the foregoing, other than with respect to the provision and discussion of certain types of information (management presentations and the like) and updates thereto, which disclosure shall in any event require a confidentiality agreement, we may not provide any persons with any non-public information concerning us or our subsidiaries or participate in any discussions or negotiations concerning an Acquisition Proposal, except for the provision of such information to, and participation in negotiations and discussions with, a person that made a bona fide written Acquisition Proposal that meets on its face all of the key elements of a Superior Proposal; it being understood that such Acquisition Proposal may be non-binding and pending due diligence.

In addition, in response to the receipt of a Superior Proposal that has not been withdrawn or abandoned, our Board of Directors may, at any time prior to obtaining TTI shareholder approval of the Merger, either (1) make a Change of Recommendation (as defined in the section of this Proxy Statement entitled “The Merger Agreement— Restrictions on Solicitations of Other Offers” beginning on page 69) related directly to such Superior Proposal and/or (2) terminate the Merger Agreement in order to enter into an agreement with respect to such Superior Proposal; provided that we comply with certain conditions prior thereto, including the payment of the Termination Fee and Parent Expenses (as defined in the section of this Proxy Statement entitled “The Merger Agreement— Fees and Expenses” beginning on page 76).

Termination (Page 75)

We and Parent, prior to the effective time of the Merger, can terminate the Merger Agreement under certain circumstances, including:

1.	By mutual written consent of Parent and us;

2.
By either us or Parent if the Merger is not consummated by October 8, 2010 (the “End Date”), and the terminating party shall not have materially breached any of its obligations under the Merger Agreement that shall have caused the failure to consummate the Merger on or before the End Date; provided that, if, as of the End Date, all conditions have been satisfied or waived (other than those that are satisfied by action taken at the closing) other than the closing conditions relating to governmental consents, the Israeli statutory waiting period, certificate of merger or injunctions, then either us or Parent may extend the End Date to December 8, 2010;

3.	By either us or Parent, if the Meetings have been held, but the requisite TTI shareholder approval of the Merger is not obtained;

4.
By either us or Parent, if any injunction, judgment, order, decree, statute, law, ordinance, rule or regulation, entered, enacted, promulgated, enforced or issued by any court or other governmental authority of competent jurisdiction or other similar legal restraint or prohibition (each, a “Restraint”) preventing, enjoining, restraining, prohibiting or making illegal the consummation of the Merger shall be in effect and shall have become final and non-appealable; provided, however, that the right to terminate the Merger Agreement in such event is not be available to a party if the issuance of such final, non-appealable Restraint was primarily due to the failure of such party to perform any of its obligations under the Merger Agreement;

5.
By either us or Parent if the other party breaches or fails to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, including the obligation to consummate the Merger, that (i) would give rise to the failure of certain closing conditions, and (ii) cannot be or has not been cured within 30 calendar days (or five (5) days, in the event of either party's failure to consummate the Merger after the closing conditions have been satisfied (other than those conditions that by their terms are to be satisfied at closing)) after receipt of written notice thereof from the other party; provided that the party seeking termination shall not be in material breach of its obligations under the Merger Agreement;

6.
By us in accordance with the provisions of Section 6.5(e) of the Merger Agreement (relating to the ability of our Board of Directors to effect a Change of Recommendation or to accept or enter into a Company Acquisition Agreement relating to a Superior Proposal); provided that (i) we complied in all material respects with such provisions and with our obligations to convene and hold the Meetings and (ii) that, to the extent required, we have simultaneously with such Change of Recommendation and/or Company Acquisition Agreement paid to Parent the Termination Fee and Parent Expenses (as defined in the section of this Proxy Statement entitled “The Merger Agreement— Fees and Expenses” beginning on page 76);

7.
By Parent, at any time prior to the receipt of TTI shareholder approval of the Merger, if we breached any of our obligations under Section 6.5 of the Merger Agreement (relating to the restrictions on solicitations of other offers) in any material respect or our obligations to convene and hold the Meetings and such breach cannot be or has not been cured within three (3) calendar days after receipt of written notice from Parent;

8.
By Parent, at any time prior to receipt of TTI shareholder approval of the Merger, if (i) we or our Board of Directors (and with respect to clause (C) below, any committee thereof), have (A) failed to include in this Proxy Statement a recommendation that shareholders adopt the Merger Agreement and approve the Merger and the other transactions, (B) effected a Change of Recommendation, (C) approved or recommended any Company Acquisition Agreement (as defined in the section of this Proxy Statement entitled “The Merger Agreement— Termination” beginning on page 75) or any Acquisition Proposal, including a Superior Proposal or (ii) within ten (10)  business days after a tender or exchange offer relating to more than 10% of the our outstanding shares involving a person or group unaffiliated with Parent has first been published or announced, we failed to send to our shareholders a statement disclosing that the Board of Directors recommends rejection of such tender or exchange offer; or

9.
By Parent if, the Per Share Merger Consideration, as calculated in accordance with the Merger Agreement and after giving effect to all applicable adjustments thereto, would be lower than $2.80, without interest.

Fees and Expenses (page 76)

The Merger Agreement requires that we pay Parent a termination fee of $3,400,000 (the “Termination Fee”), in certain circumstances as described below in the section of this Proxy Statement entitled “The Merger Agreement—Fees and Expenses” beginning on page 76.

We are also required to pay Parent all of its actual out-of-pocket and documented expenses up to an aggregate amount of $300,000 (the “Parent Expenses”) in certain circumstances as described below in the section of this Proxy Statement entitled “The Merger Agreement—Fees and Expenses” beginning on page 76.

All other fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such expenses whether or not the Merger is consummated.

Market Price Information (Page 79)

Our ordinary shares are publicly traded on the NASDAQ Global Market under the symbol “TTIL.”  On June 8, 2010, the last full trading day prior to the public announcement of the Merger, the closing price for our ordinary shares was $2.42 per share. On June 21, 2010, the most recent practicable date before this Proxy Statement was printed, the closing price for our ordinary shares on the NASDAQ Global Market was $2.81 per ordinary share. For further information regarding our historical share prices, please see the section of this Proxy Statement entitled “Market Price Information” beginning on page 79.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This Proxy Statement and the documents to which we refer you in this Proxy Statement contain forward-looking statements based on estimates and assumptions. There are forward-looking statements throughout this Proxy Statement, including, without limitation, under the sections of this Proxy Statement entitled “Questions and Answers about the Merger,” “Summary,” “The Merger,” “Opinion of Our Financial Advisor” and “Regulatory Matters” and in statements containing words such as “believes,” “estimates,” “anticipates,” “intends,” “continues,” “contemplates,” “expects,” “may,” “will,” “could,” “should,” or “would” or other similar words or phrases. These statements, which are based on information currently available to us, are not guarantees of future performance and may involve risks and uncertainties that could cause our actual growth, results of operations, performance and business prospects, and opportunities to materially differ from those expressed in, or implied by, these statements. These forward-looking statements speak only as of the date on which the statements were made and we expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statement included in this Proxy Statement or elsewhere. In addition to other factors and matters contained or incorporated in this document, these statements are subject to risks, uncertainties, and other factors, including, among others:

-	the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement;

-	the costs and outcome of any legal proceedings that may be instituted against TTI and others relating to the Merger Agreement;

-	the inability to complete the Merger due to the failure to obtain shareholder approval or the failure to satisfy other conditions to consummation of the Merger;

-	the failure of the Merger to close for any other reason;

-	risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the Merger;

-	uncertainties related to the potential adjustments to the Per Share Merger Consideration;

-	the ability to recognize the benefits of the Merger;

-	the distraction of our management resulting from the proposed transaction; and

-
other risks detailed in our current filings with the SEC, including those set forth under the heading “Risk Factors” in our most recent annual report on Form 20-F. See the section of this Proxy Statement entitled “Where You Can Find More Information” beginning on page 82.

Many of the factors that will determine our future results are beyond our ability to control or predict. In light of the significant uncertainties inherent in the forward-looking statements contained herein, shareholders and prspective investors should not place undue reliance on forward-looking statements. We cannot guarantee any future results, levels of activity, performance or achievements. The statements made in this Proxy Statement represent our views as of the date of this Proxy Statement, and it should not be assumed that the statements made herein remain accurate as of any future date. Moreover, we assume no obligation to update forward-looking statements or update the reasons that actual results could differ materially from those anticipated in forward-looking statements, except as required by law.

THE PARTIES TO THE MERGER

Our Company

TTI Team Telecom International Ltd was incorporated under the laws of the State of Israel on February 5, 1990. We are domiciled in Israel and our legal form is a company limited by shares. Our registered office is located at 12 Amal Street, Afek Park, Rosh Ha'ayin 48092, Israel, and our telephone number is +972-3-926-9700. We commenced independent operations in September 1992, as a subsidiary of Team Computers and Systems Ltd., currently known as Malam - Team Ltd., (“Malam – Team”), after having operated as a division of Malam - Team since 1988. In April 2005, Malam - Team distributed most of the ordinary shares of TTI held by it to its shareholders, and we ceased to be a subsidiary thereof. In December 1996, February 1999 and March 2000, we conducted public offerings of our ordinary shares. In January 2005, we completed a private placement transaction in which we issued Series A Preferred Shares (the “preferred shares”) and warrants to purchase our ordinary shares.

TTI is a leading provider of next generation Operations Support Systems (OSS) to communications service providers worldwide. Our Netrac portfolio delivers an automated, proactive and customer-centric approach to service assurance and network management.  Anchored by market-leading service assurance solutions -- Fault Management (FaM) and Performance Management (PMM) -- that give customers an end-to-end view of their network, TTI's Netrac enables service providers to reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Netrac is compatible with multiple technologies and industry standards, and is uniquely positioned to bridge legacy, next-generation, convergent, and IMS Networks. TTI Telecom's customer base consists of tier-one and tier-two service providers globally, including large incumbents in the Americas, Europe and Asia-Pacific. As of December 31, 2009, we had a total workforce of approximately 345 full-time employees worldwide.

Our ordinary shares are publicly traded on the NASDAQ Global Market under the symbol "TTIL."

For more information about our company, please visit our website at www.tti-telecom.com. The information provided on our website is not part of this Proxy Statement, and therefore is not incorporated by reference. See also the section of this Proxy Statement entitled “Where You Can Find More Information” beginning on page 82.

Parent

TEOCO Corporation (“Parent”) was incorporated under the laws of the State of Delaware on November 6, 2001. Parent is a leading provider of cost, routing, and revenue management solutions to leading communications service providers worldwide. Parent  is widely recognized for its commitment to principled entrepreneurship, business ethics and employee ownership with a particular emphasis on its core values of alignment with employees, clients and community. Parent has recently been invested in by TA Associates, a $16 billion global growth private equity firm based in Boston, MA. Parent’s principal executive offices are located at 12150 Monument Drive, Suite 400, Fairfax, VA 22033, and its telephone number is (703) 322-9200.

Additional information regarding TEOCO Corporation can be found at www.teoco.com. The information provided on TEOCO's website is not part of this Proxy Statement, and therefore is not incorporated by reference.

Merger Sub

TEOCO Israel Ltd. (“Merger Sub”) is an Israeli company and a wholly owned subsidiary of Parent formed for the purpose of effecting the Merger and the transactions contemplated by the Merger Agreement.  Merger Sub has not engaged in any business except activities incidental to its formation and in connection with the transactions contemplated by the Merger Agreement. Upon the completion of the proposed Merger, Merger Sub will cease to exist, and we will continue as the Surviving Corporation.

THE EXTRAORDINARY GENERAL MEETINGS

Time and Place of the Meetings

This Proxy Statement is being furnished to holders of TTI Shares in connection with the solicitation of proxies by and on behalf of our Board of Directors for use at the Extraordinary General Meetings of: (1) the holders of our ordinary shares on Thursday, July 22, 2010, at 10:00 a.m. (Israel time) and any adjournment thereof (the "Ordinary Class Meeting"), (2) the holders of our preferred shares on Thursday, July 22, 2010, at 10:30 a.m. (Israel time) and any adjournment thereof (the "Preferred Class Meeting"), and (3) all holders of ordinary and preferred shares, voting as one class, on Thursday, July 22, 2010, at 11:00 a.m. (Israel time) and any adjournment thereof (the "General Meeting" and together with the Ordinary and Preferred Class Meeting, the "Meetings"). All Meetings will be held at our executive offices located at 12 Amal Street, Afek Park, Rosh Ha’ayin, Israel.  We are first mailing this Proxy Statement, the accompanying notice, letter to shareholders and proxy card on or about June 24, 2010 to all holders of TTI Shares entitled to notice of, and to vote at, the Meetings.

Purposes of the Meetings; Proposed Resolutions

Merger Proposal. At the Meetings, our shareholders will consider and vote on the Merger Proposal, which is a proposal to approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.  To approve the Merger Proposal, it is proposed that at the Meetings the following resolution be adopted:

“RESOLVED, that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, including, without limitation, with respect to the matters described under “The Merger – Interests of our Officers and Directors in the Merger” and “The Merger Agreement – Effect on Share Capital; Adjustments to Per Share Merger Consideration” in the Proxy Statement, be, and they hereby are, approved and adopted in all respects.”

Our shareholders must approve the Merger Proposal in order for the Merger to occur.  If the shareholders fail to approve and adopt the Merger Proposal, the Merger will not occur.  For more information about the Merger and the Merger Agreement, see the sections of this Proxy Statement entitled “The Merger” and “The Merger Agreement” beginning on pages 32 and 56, respectively.

Other Matters. You will also consider any other business that may properly come before the Meetings or any adjournment or postponement of the Meetings.  We do not expect there to be any other matters on the agenda at the Meetings.

Recommendation of the Board of Directors of TTI

The Board of Directors has approved the Merger Proposal. THE BOARD OF DIRECTORS BELIEVES THAT THE MERGER PROPOSAL IS FAIR TO AND IN THE BEST INTERESTS OF TTI AND ITS SHAREHOLDERS AND RECOMMENDS THAT YOU AND THE OTHER TTI SHAREHOLDERS VOTE “FOR” THE MERGER PROPOSAL. See “The Merger—Our Reasons for the Merger; Recommendation and Determination of our Audit Committee and Board of Directors.”

Record Date, Method of Voting and Quorum Requirements

In accordance with the Israeli Companies Law, 5759-1999 (the "Companies Law") and our Articles of Association, our Board of Directors has fixed June 22, 2010 as the record date for determining the shareholders entitled to notice of, and to vote at, the Meetings. Accordingly, you are entitled to notice of, and to vote at, the Meetings only if you were a record holder of TTI Shares at the close of business on that date, irrespective of the amount of TTI Shares in your possession on such date. As of June 20, 2010, there were 16,357,728 ordinary shares and 2,581,816 preferred shares, and together 18,939,544 TTI Shares, issued and outstanding.  Your shares may be voted at the Meetings only if you are present or your shares are represented by a valid proxy.

You are being asked to vote the shares held directly in your name as a shareholder of record and any shares you hold in “street name” as beneficial owner. Shares held in “street name” are shares held on your behalf by a bank, a broker in a stock brokerage account or a nominee.

The method of voting differs for shares held as a record holder and shares held in “street name.” Record holders will receive proxy cards. Holders of shares in “street name” will receive voting instruction cards in order to instruct their banks, brokers or other nominees on how to vote.

Proxy cards and voting instruction cards are being solicited on behalf of our Board of Directors from our shareholders in favor of the Merger Proposal as described in this document.

You may receive more than one set of voting materials, including multiple copies of this document and multiple proxy cards or voting instruction cards. For example, shareholders who hold shares in more than one brokerage account will receive a separate voting instruction card for each brokerage account in which shares are held.

Shareholders of record whose shares are registered in more than one name will receive more than one proxy card. You should complete, sign, date and return each proxy card and voting instruction card you receive.

A quorum must be present in order for the Meetings to be held.  Other than in an adjourned meeting, the quorum required for holding (1) the General Meeting is at least two holders of TTI Shares (not in default), present in person or by proxy, and holding TTI Shares conferring in the aggregate one third of the voting power of our Company; (2) the Ordinary Class Meeting is at least two holders of the ordinary shares, present in person or by proxy, and holding ordinary shares conferring in the aggregate one third of the voting power of the ordinary shares; and (3) the Preferred Class Meeting is at least two holders of the preferred shares, present in person or by proxy, and holding preferred shares conferring in the aggregate one third of the voting power of the preferred shares.  TTI Shares that are voted in person or by proxy “FOR” or “AGAINST” are treated as being present at the Meetings for purposes of establishing a quorum and are also treated as voted at the Meetings with respect to such matters.  Abstentions and broker non-votes will be counted for purposes of determining the presence or absence of a quorum for the transaction of business, but such abstentions and broker non-votes will not be counted for purposes of determining the number of votes cast with respect to the particular proposal.

Voting Rights and Vote Required

Record holders of our issued and outstanding preferred shares and ordinary shares as of June 22, 2010, the record date, are entitled to notice of, and to vote at, the Meetings, and are entitled to one vote at each of the Ordinary Class Meeting and the General Meeting per each ordinary share held and to one vote at each of the Preferred Class Meeting and the General Meeting per each preferred share held.

Provided a quorum is present, the approval of the Merger Proposal requires the affirmative vote of the holders of a majority of (1) the ordinary shares present (in person or by proxy ) at the Ordinary Class Meeting and voting on such matter (not including abstentions and broker non-votes ), (2) the preferred shares present (in person or by proxy) at the Preferred Class Meeting and voting on such matter (not including abstentions and broker non-votes), and (3) the ordinary and preferred shares present (in person or by proxy) at the General Meeting and voting on such matter (not including abstentions and broker non-votes).

However, if Parent, Merger Sub or any person or entity holding directly or indirectly 25% or more of either the voting rights or the right to appoint directors of Parent or Merger Sub (any such person or entity is described in this paragraph as a Parent Affiliate) holds TTI Shares, then there is an additional requirement for the approval, namely that a majority of the shares that are present and voting at the Meetings in person or by proxy (excluding Parent, Merger Sub, any Parent Affiliate, or anyone acting on their behalf, including their family members or entities under their control) shall not have voted against the Merger.  Therefore, by signing and mailing the enclosed proxy card you confirm, unless you contact us as instructed on the proxy card, that you are not: (1) a person or entity holding, directly or indirectly, 25% or more of either the voting power or the right to appoint directors of Parent or Merger Sub; (2) a person or entity acting on behalf of Parent, Merger Sub or a person or entity described in clause (1); or (3) a family member of, or an entity controlled by Parent, Merger Sub or any of the foregoing.  If you have any doubt about this matter, we urge you to consult with an Israeli lawyer or our Chief Financial Officer.

A proxy card of a record shareholder that is signed and returned that does not indicate a vote “FOR” or “AGAINST” a proposal will be counted as a vote “FOR” that proposal.

A bank, broker or nominee who holds shares for customers who are the beneficial owners of those shares has the authority to vote on “routine” proposals when it has not received instructions from the beneficial owners.  However, such bank, broker or nominee is prohibited from giving a proxy to vote those customers’ shares with respect to approving non-routine matters, such as the Merger Proposal to be voted on at the Meetings, without instructions from the customer. Shares held by a bank, broker or nominee that are not voted at the Meetings because the customer has not provided instructions to the bank, broker or nominee will not be considered to be votes “FOR” or “AGAINST” the Merger Proposal or any other proposal and will have no effect on the result of the vote.

In connection with the Merger, one of our directors as well as certain of our principal shareholders holding, in the aggregate, approximately (1) 25% of our issued and outstanding ordinary shares, (2) 100% of our issued and outstanding preferred shares, and (3) 35% of our issued and outstanding ordinary and preferred shares, on an as converted basis, have executed a Voting Undertaking (including an irrevocable proxy) (collectively, the “Voting Undertakings”) in favor of Parent under which each of those shareholders have agreed, among other things, to vote all of the ordinary and preferred shares owned by it, him or her in favor of the approval and adoption of the Merger Agreement, and the approval of the Merger and the other transactions contemplated thereby and against any other alternative transaction (except if the Merger Agreement is terminated in accordance with its terms).

Adjournment and Postponement

If a quorum is not present at any of the Meetings, our shareholders may also be asked to vote to adjourn or postpone such Meeting for the purpose of soliciting additional proxies in favor of any proposals on the agenda of the applicable Meeting. An adjournment or postponement of any of the Meetings may be made from time to time by the holders of TTI Shares representing a majority of the votes present, in person or by proxy, at the applicable Meeting.

In addition, if within one hour from the time established for the commencement of the Ordinary Class Meeting, the Preferred Class Meeting or the General Meeting, as applicable, a quorum is not present, the applicable meeting shall stand adjourned to the same day in the next week, being July 29, 2010 at the same time and place or, if the Chairman of our Board of Directors so determines, with the consent of a majority of the shares represented at the applicable Meeting, in person or by proxy, and voting on the question of adjournment, to such other day, time and place as shall be so determined, as long as any adjournment is not more than seven (7) days in the aggregate. If, at such adjourned meeting, a quorum is not present within half an hour from the time appointed for holding the adjourned meeting, any two appropriate shareholders present in person or by proxy shall constitute a quorum.

Voting Procedures; Revoking Proxies or Voting Instructions

Shareholders of Record

If you are a shareholder of record, meaning that your TTI Shares and your share certificate(s) were registered in your name with us and our transfer agent as of the record date, you may vote (a) in person by attending the Meetings or (b) by marking, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

You may revoke your proxy at any time before the vote is taken at the applicable Meeting by (a) delivering to our Chief Financial Officer a written notice of revocation, bearing a later date than the proxy, stating that the proxy is revoked, (b) by properly submitting a later-dated proxy relating to the same shares or (c) by attending the applicable Meeting and voting in person (although attendance at the applicable Meeting will not, by itself, revoke a proxy). TTI Shares represented by properly executed proxies received by us no later than seventy-two (72) hours prior to the Meetings will, unless such proxies have been revoked or superseded, be voted at the Meetings in accordance with the directions on the proxies. Written notices of revocation and other communications concerning the revocation of a previously executed proxy should be addressed to: TTI Team Telecom International Ltd., 12 Amal Street, Afek Park, Rosh Ha’ayin , Israel, Attention: Chief Financial Officer.  Written notices of revocation may also be faxed to us at +972-3-761-7155.

You may also be represented by another person present at the Meetings by executing a proxy designating such person to act on your behalf.

If you sign, date and return your proxy card without indicating how you want to vote, your TTI Shares will be voted “FOR” all the proposals on the agenda of the Meetings and, in the discretion of the proxy holder, on any other business that may properly come before the Meetings or any adjournment or postponement thereof.

Shares Held in Street Name

If you hold your TTI Shares in “street name” through a bank, broker or other nominee you should follow the instructions (including timing) on the form you receive from your bank, broker or other nominee. If your TTI Shares are held in “street name” and you wish to vote such shares by attending the Meetings in person, you will need to obtain a proxy from your bank, broker or other nominee. If your TTI Shares are held in “street name,” you must contact your bank, broker or other nominee to change or revoke your voting instructions.

Voting of Proxies

All shares represented at the Meetings by valid proxies that we receive in time for the Meetings as a result of this solicitation (other than proxies that are revoked or superseded before they are voted) will be voted in the manner specified on such proxy. If you submit an executed proxy but do not specify how to vote your proxy, your TTI Shares will be voted “FOR” the proposals on the agenda of the Meetings and, in the discretion of the proxy holder, on any other business that may properly come before the Meetings or any adjournment or postponement thereof.

Proxies submitted with instructions to abstain from voting and broker non-votes will not be considered to be votes “FOR” or “AGAINST” the Merger Proposal or any other proposal and will have no effect on the result of the vote.

Solicitation of Proxies

This Proxy Solicitation is being made and paid for by us on behalf of our Board of Directors. In addition to solicitation by mail, our directors, officers and employees of our company may solicit proxies for the Meetings from our shareholders personally or by telephone, facsimile and other electronic means without compensation other than reimbursement for their actual expenses.

Arrangements will be made with brokerage firms and other custodians, nominees and fiduciaries for the forwarding of solicitation materials to the beneficial owners of TTI Shares held of record by those persons, and we will, if requested, reimburse the record holders for their reasonable out-of-pocket expenses in so doing. In addition, we reserve our right to engage a proxy solicitor in connection with this solicitation.

SHAREHOLDERS SHOULD NOT SEND ANY CERTIFICATES REPRESENTING TTI SHARES WITH THEIR PROXY CARDS. IF THE MERGER PROPOSAL IS APPROVED AND THE MERGER IS SUBSEQUENTLY COMPLETED, YOU WILL RECEIVE INSTRUCTIONS FOR SURRENDERING YOUR CERTIFICATES IN EXCHANGE FOR THE PER SHARE MERGER CONSIDERATION.

SHAREHOLDERS ARE URGED TO COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY IN THE POSTAGE-PAID ENVELOPE PROVIDED. IN ORDER TO AVOID UNNECESSARY EXPENSE, WE ASK YOUR COOPERATION IN RETURNING YOUR PROXY CARD PROMPTLY, NO MATTER HOW LARGE OR SMALL YOUR HOLDINGS MAY BE.

Questions and Additional Information

If you have questions about the Merger or how to submit your proxy, or if you need any additional copies of this Proxy Statement or the enclosed proxy card or voting instructions, please contact our Chief Financial Officer, at our executive offices located at 12 Amal Street, Afek Park, Rosh Ha’ayin, Israel; telephone number: +972-3-926-9700; fax number: +972-3-761-7155.

THE MERGER

The description in this Proxy Statement of the Merger is subject to, and is qualified in its entirety by reference to, the Merger Agreement, which is the legal document governing the Merger. We have attached a copy of the Merger Agreement to this Proxy Statement as Appendix A and we recommend that you read it carefully in its entirety.

Background of the Merger

In the past several years, we focused on developing our next generation Operations Support Systems (OSS) to communications service providers on a stand-alone basis. However, our Board of Directors has periodically reviewed a variety of business strategies, including possible business combinations, with our senior management. These reviews took account of our financial performance and market, economic, competitive and other conditions. During these discussions, our Board of Directors and management have also noted the challenges of continuing on the path as an independent public company, operating in both a highly competitive and consolidating market.

In October 2008, a potential financial buyer submitted an unsolicited offer to acquire our operations for a total purchase price reflecting a purchase price of $0.75 per share. In November 2008, following preliminary discussions with Mr. Lipshes, the Chairman of our Board of Directors and our Chief Executive Officer, such financial buyer submitted a revised unsolicited offer to acquire all of our outstanding shares for a purchase price of $1.00 per share. Our Board of Directors conducted several meetings in which it reviewed such offer, and, following consultation with Goldfarb, Levy, Eran, Meiri, Tzafrir & Co. (“Goldfarb”), our outside legal counsel, instructed management to explore it further. However, in February 2009, the potential buyer discontinued its discussions with us.

In June 2009, Malam-Team Ltd., an Israel-based information technology company and an affiliate of ours, submitted an unsolicited offer to acquire all of our outstanding shares for a purchase price of $1.00 per share. Our Board of Directors reviewed such offer and, following consultation with Goldfarb, determined to engage a financial advisor and a separate independent legal counsel to further explore this offer.

In August 2009, while our Board of Directors was still exploring the Malam-Team offer, another potential financial buyer, or Party A, submitted an unsolicited offer to acquire all of our outstanding shares for a purchase price of $1.50 per share. Our Board of Directors conveyed the existence of such offer to Malam-Team which subsequently determined to withdraw its previous offer to acquire us. In parallel, our Board of Directors reviewed the offer of Party A and, following consultation with Goldfarb, instructed Mr. Lipshes to further explore such offer and attempt to improve its terms.

In November 2009, following preliminary discussions with Mr. Lipshes, Party A raised its offer to a purchase price of $1.65 per share. Our Board of Directors reviewed the revised offer of Party A and instructed Mr. Lipshes to convey to Party A that its revised offer was inadequate and would need to be further improved, following which Party A informed us that it had decided not to further pursue the acquisition transaction.

Between November 2009 and January 2010, Mr. Lipshes was approached by three additional potential buyers which each indicated orally its interest in submitting a non-binding offer to acquire us, pending further due diligence: (1) Parent, (2) another potential strategic buyer, Party B, and (3) a potential financial buyer, Party C.

On January 7, 2010, we and Parent entered into a confidentiality agreement, following which information regarding us was provided to Parent. From then and through June 8, 2010, Parent and its representatives (including representatives of TA Associates, Parent's financial sponsor) and advisors were granted access to various business, financial and legal materials of our company, and the parties and their respective advisors held numerous discussions regarding due diligence matters.

In mid January 2010, as part of a regularly scheduled meeting, our Board of Directors received an update from Mr. Lipshes on the developments with Parent and the indications of interest received from Party B and Party C. At such meeting, our Board of Directors authorized Mr. Lipshes to continue to explore these acquisition proposals and seek other proposals, and to engage a financial advisor to assist us in connection with the consideration of strategic alternatives, including identifying other potential buyers of TTI and providing us with financial analysis and other assistance in coordinating and negotiating any transaction.

In late January 2010, Mr. Lipshes met with Mr. Atul Jain, the Chairman of the Board of Directors of Parent and its Chief Executive Officer, and several other senior managers of Parent, including Avi Goldstein, Chief Financial Officer of Parent, at Parent's headquarters in Fairfax, Virginia, where Mr. Lipshes provided Parent with a management presentation about us. During such meetings, the attendees discussed the potential benefits of a possible business combination between the parties.

In late January 2010, Mr. Lipshes also met with a senior manager of Party B at our offices in Israel, where he provided Party B with a management presentation about us. Following such meeting, we and Party B entered into a confidentiality agreement, following which information regarding us was provided to Party B.

In early February 2010, Parent submitted a non-binding letter of intent  to acquire us at a price per share ranging between $2.45 and $2.65.  Later that month, Party B submitted a non-binding letter of intent to acquire us at a price per share ranging between $3.50 and $4.00.

In late February 2010, as part of a regularly scheduled meeting, our Board of Directors reviewed the proposals submitted by Parent and Party B. At the meeting, our Board of Directors instructed senior management to further negotiate and attempt to improve the terms of these offers, to attempt to attract interest from other potential bidders, and, subject to negotiation of the terms of their engagement, to engage Oppenheimer & Co. Inc. (“Oppenheimer”) as our financial advisor. Senior bankers at Oppenheimer were familiar with our company because they had acted as underwriters in connection with our initial public offering and subsequent securities offerings; in addition, these bankers had consulted with our Board of Directors and senior management from time to time in reviewing our strategic alternatives and our prospects for continuing as an independent company.

Between February and March 2010, we entered into confidentiality agreements with several other potential buyers, following which information regarding TTI was provided to each of such potential buyers. In early March 2010, one of these potential buyers, a potential financial buyer, Party C, submitted a non-binding letter of intent to acquire us at a price per share ranging between $2.25 to $2.50.

In mid March 2010, as part of a regularly scheduled meeting, our Board of Directors reviewed with management the status of the various acquisition proposals and the engagement terms of Oppenheimer. In late March 2010, Oppenheimer was officially retained by us.

In early April 2010, Mr. Lipshes traveled to the U.S. to meet with representatives of each of Parent (including representatives of TA Associates), Party B, Party C and of another potential financial buyer to discuss the potential benefits of a possible business combination between us and such potential buyers and to attempt to improve the financial terms of the offers submitted to us by such potential buyers. A representative of Oppenheimer attended the meetings with Parent and Party B. Among other topics discussed in these various meetings and follow-up discussions held thereafter, (1) representatives of Parent confirmed their interest to pursue a transaction with us and their desire to conduct further due diligence meetings in our offices in Israel, (2) representatives of Party B reiterated Party B’s interest in pursuing a transaction with us but indicated that they were only at a very preliminary stage in their evaluation process, and (3) representatives of Party C reiterated their previous offer to acquire us at a price per share ranging between $2.25 to $2.50.

In early April 2010, as part of a regularly scheduled meeting, our Board of Directors received an update from management on the ongoing strategic process, including Mr. Lipshes' meetings in the U.S.

In mid April 2010, senior management of Parent visited our offices in Israel to conduct further due diligence of TTI and to discuss, with our management, the terms of Parent's acquisition offer. Following such visit, Parent submitted a revised non-binding letter of intent to acquire us at a price per share of $3.00, subject to certain assumptions, including the assumption that our then current cash balances would remain substantially the same at the closing. In such non-binding letter of intent, Parent also included a requirement for an exclusivity period of thirty (30) days. Following the submission of such letter, we and our representatives held several discussions with Parent and its representatives regarding, among other things, the exclusivity period required by Parent and Parent's willingness to proceed swiftly with the proposed transaction.

In mid April 2010, Party B advised Oppenheimer that, due to various internal considerations, it would not be in a position to proceed with its preliminary offer to acquire us at that time. In late April 2010, representatives of Party B visited our offices in Israel to conduct further due diligence but reiterated the aforesaid message.

During April 2010, at the direction of our Board of Directors, Oppenheimer approached seven other potential buyers (all of whom, except for one, were strategic buyers), none of whom submitted an acquisition proposal or indicated an interest in pursuing a transaction with us.

In late April 2010, our Board of Directors met to consider the proposals and indications of interest submitted by the various potential buyers.  During such meeting, a representative of Oppenheimer discussed these proposals as well as our contacts with other acquisition candidates.  Representatives of Goldfarb provided an explanation of various legal issues relating to the proposals made, including the fiduciary duties of the directors. Based on discussions with management and the Company’s legal and financial advisors, our Board of Directors believed that (1) Parent is interested and capable in pursuing a transaction but would not improve its proposal if we decided to pursue another proposal and (2) none of the other bidders, including Party B, was in a position to proceed with a transaction, on improved terms or at all, in the near future. After full consideration of all proposals and expressions of interest, our Board of Directors authorized our management to negotiate and execute the non-binding letter of intent submitted by Parent.

On April 29, 2010, following certain revisions to Parent's latest version of its non-binding letter of intent, we and Parent executed a revised letter, which provided for, among other things, (1) an acquisition of all the outstanding shares of TTI at a price per share of $3.00, (2) a binding exclusivity period to allow Parent to conduct its due diligence and to negotiate a definitive merger agreement with us by May 29, 2010, which exclusivity period could be extended from time to time by mutual consent, and (3) Parent's agreement that the definitive merger agreement would include a provision that would allow us to actively solicit alternative acquisition proposals from third parties following the execution of the merger agreement, or a so-called "go-shop" provision. The aforesaid exclusivity period was extended from time to time through June 8, 2010.

On May 4, 2010, a meeting was held at the offices of Meitar Liquornik Geva & Leshem Brandwein (“Meitar”), outside counsel to Parent, among representatives of TTI’s and Parent's management, Oppenheimer, Meitar and Goldfarb, to discuss the timeline and other key aspects of the proposed transaction.

On May 6, 2010, Meitar provided to Goldfarb a first draft of the Merger Agreement, which contained proposed terms of the potential acquisition. On May 18, 2010, Meitar also provided a first draft of the Voting Undertaking that Parent was requiring to be executed by principal shareholders of TTI. On June 3, 2010, Meitar provided first drafts of a consulting agreement and related agreements that Parent and Mr. Lipshes intended to execute concurrently with the execution of the Merger Agreement.

During the course of May and early June, we and Parent, along with our and their respective representatives and advisors, negotiated the terms of the Merger Agreement, the Voting Undertaking and the consulting agreement as well as other related agreements and transaction documents. These negotiations, some of which were conducted in face-to-face meetings held in Meitar's and Goldfarb's respective offices, continued through the night of June 8, 2010 (NY time), or the morning of June 9, 2010 (Israel time),  During this process, we negotiated, among other terms we considered important, (1) the potential cash adjustments to the per share merger consideration, (2) our ability to maintain appropriate flexibility to solicit and respond to alternative transaction proposals should any such proposal be superior to Parent’s proposal and the right of our Board of Directors to terminate the Merger Agreement in certain circumstances after receipt of such a “superior proposal,” and the fees and expenses payable by us in that and other circumstances, and (3) the closing conditions to the obligation of Parent to consummate the transaction.

On May 20, 2010, in response to a media report in Israel regarding a potential transaction involving TTI and Parent, we issued a press release confirming that we are in negotiations regarding a potential acquisition of all of our shares.

On May 23, 2010, as part of a regularly scheduled meeting, our Board of Directors received an update from management and Goldfarb on the status of negotiations with Parent, including an explanation of various matters relating to the proposed transaction and the Merger Agreement.

On June 1, 2010, our Board of Directors held a meeting to consider the proposed Merger, the Merger Agreement and the transactions contemplated thereby. During such meeting, representatives of Goldfarb provided an explanation of various legal issues relating to the proposed transaction and the Merger Agreement, including the fiduciary duties of the directors, the personal interests of certain officers and directors in the proposed transaction (see under the heading “Interests of our Officers and Directors in the Merger” below), and the terms and conditions of the proposed transaction. Representatives of Oppenheimer summarized discussions with other potential parties to potential business combinations made prior to April 29, 2010 and reviewed with our Board of Directors a preliminary financial analysis of the proposed transaction as of that date. Discussions were also held concerning the due diligence process and unresolved issues in the negotiations.

On June 6, 2010, our Audit Committee and Board of Directors held meetings to consider and approve the proposed Merger, the Merger Agreement and the transactions contemplated thereby. Also at these meetings, Oppenheimer reviewed with our Board of Directors its financial analysis of the per share merger consideration and rendered to our Board of Directors an oral opinion, to the effect that, as of June 6, 2010 and based on and subject to the matters described in the opinion, the per share merger consideration to be received in the transaction by holders of TTI shares was fair, from a financial point of view, to such holders. Representatives of Goldfarb explained the key changes made to the draft Merger Agreement and subsequently, our Audit Committee and Board of Directors approved, subject to the receipt of a written opinion from Oppenheimer, the terms of the Merger Agreement and authorized management to finalize the Merger Agreement.

On June 8, 2010, our Board of Directors held a telephonic meeting, at which management and representatives of Goldfarb explained the latest changes made to the draft Merger Agreement and, subsequently, our Board of Directors reconfirmed its previous approval of the proposed Merger, the Merger Agreement and the transactions contemplated thereby.

On the night of June 8, 2010 (NY time), or the morning of June 9, 2010 (Israel time), Oppenheimer furnished its written opinion to our Board of Directors, to the effect that, as of June 8, 2010 and based on and subject to the matters described in the opinion, the per share merger consideration to be received in the transaction by holders of TTI shares was fair, from a financial point of view, to such holders. Thereafter, the parties executed the Merger Agreement and Parent and Mr. Lipshes executed the consulting agreement and related agreements. Promptly thereafter, we issued a joint press release announcing the execution of the Merger Agreement and of the execution of Voting Agreements by certain principal shareholders of TTI.

Our Reasons for the Merger; Recommendation and Determination of our Audit Committee and Board of Directors

Our Audit Committee evaluated the terms of the Merger, including the terms and conditions of the Merger Agreement. Our Audit Committee approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, determined that the Merger is in the best interests of our company and our shareholders, approved the execution, delivery and performance of the Merger Agreement and the completion of the Merger and the other transactions contemplated by the Merger Agreement, including, without limitation, with respect to the matters described under “The Merger – Interests of our Officers and Directors in the Merger.”

Our Board of Directors, following the approval of our Audit Committee, (a) determined that the Merger is in the best interests of our company and our shareholders, (b) approved the execution, delivery and performance of the Merger Agreement and the completion of the Merger and the other transactions contemplated by the Merger Agreement, including, without limitation, with respect to the matters described under “The Merger – Interests of our Officers and Directors in the Merger” and “The Merger Agreement – Effect on Share Capital; Adjustments to Per Share Merger Consideration,” (c) determined that no reasonable concern exists that as a result of the Merger we, as the surviving company in the Merger, will be unable to fulfill our obligations to our creditors, (d) directed management to call a special meeting of shareholders and to take such other actions as are necessary to complete the Merger and (e) resolved to recommend that our shareholders approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement and directed that such matter be submitted for consideration of our shareholders at the Meetings.

In reaching these determinations, our Audit Committee and Board of Directors considered (a) the advice of our senior management, outside legal counsel and Oppenheimer, our financial advisor, (b) a variety of business, financial and market factors, and (c) in the case of our Board of Directors, the approval of our Audit Committee.

In the course of reaching their determinations, our Audit Committee and Board of Directors also considered the following factors and potential benefits of the Merger, each of which the members of the Audit Committee and Board of Directors believed supported their respective decisions:

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our Audit Committee’s and Board of Directors' familiarity with, and information provided by our management as to, the business, financial condition, results of operations, current business strategy and future prospects of our company, as well as the risks involved in achieving those prospects and objectives under current industry and market conditions, the nature of the markets in which our company operates and our position in such markets;

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the extended consideration of strategic alternatives for our company, including discussions with, and inquiries of, a number of other potential buyers and the fact that no alternative proposal to acquire us has been made since May 20, 2010, the date on which we publicly confirmed that we were holding negotiations to be sold;

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the current and recent historical market prices and trading information for the TTI Shares and the fact that the consideration payable in the Merger, subject to adjustments, represents a meaningful premium to those recent historical prices and to our current enterprise value and that the consideration payable in the Merger, as may be adjusted, is subject to a minimum price per share;

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the possible alternatives to the Merger, including the prospects of continuing to operate as an independent entity and the risks and uncertainties associated with such alternatives, including the risks associated with our ability to meet our projections for future results of operations, compared to the certainty of our shareholders realizing a fair value, in cash, for their investment by the Merger and the costs and challenges associated with being a publicly traded company;

-	the financial and other terms and conditions of the Merger Agreement and the fact that they were the product of arm’s-length negotiations between the parties;

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in light of our financial position and that of Merger Sub, no reasonable concern exists that as a result of the Merger the Surviving Corporation will not be able to fulfill the obligations of the Company to its creditors;

-	certain terms of the Merger Agreement and related agreements, including:

°	the limited number and nature of the conditions to Parent’s obligation to consummate the Merger;

°
a go-shop provision according to which during the 30-day period post-signing, we may actively solicit additional acquisition proposals and participate in discussions or negotiations regarding such acquisition proposals;

°
the right of our Board of Directors under certain circumstances to change its recommendation or to terminate the Merger Agreement in order to accept a financially superior proposal, subject to paying a fixed termination fee and expenses; and

°	the willingness of certain key shareholder(s) of the Company to support and to vote in favor of the Merger;

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the fact that the Per Share Merger Consideration payable in connection with the Merger is all cash, allowing our shareholders to immediately realize a fair value for their investment, while also providing such shareholders certainty of value for their shares;

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the risks and contingencies related to the announcement and pendency of the Merger, including the impact of the Merger on employees, customers, and our relationships with other third parties, which could impair our prospects as an independent company if the Merger is not consummated;

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the financial analysis prepared by, and the opinion of, Oppenheimer as to the fairness, from a financial point of view, of the Per Share Merger Consideration, as more fully described in the section of this Proxy Statement entitled “The Merger - Opinion of Our Financial Advisor” beginning on page39;

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recent developments in the industry in which we operate and the impact of such developments on the business and prospects of our company, including the continuing challenging business environment and the impact of consolidation among market participants and competitors;

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the Merger will permit the merging companies to exploit opportunities which may have been unavailable to either of them separately due to the increased resources and use of their relative advantages and accumulated experience and knowledge; and

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the terms of the different classes of outstanding shares of the Company and the fact that the Merger Agreement is required to be submitted to each class of the Company’s shareholders for approval, which allows for an informed vote by each applicable class of the Company’s shareholders on the merits of the transaction.

Our Board of Directors and our Audit Committee also considered a variety of risks and other potentially negative factors concerning the Merger Agreement and the Merger, including the following:

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the risks and costs to us if the Merger does not close, including the diversion of management and employee attention, potential employee attrition and the potential effect on our business and our relationships with customers and suppliers;

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the fact that our shareholders will not participate in any future earnings or growth of our company and will not benefit from any appreciation in value of our company, including any appreciation in value that could be realized as a result of improvements to our operations;

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the requirement that we pay Parent a termination fee of $3,400,000 and reimburse Parent for up to $300,000 in expenses, depending on the timing and circumstances surrounding the termination of the Merger Agreement;

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the risk that some provisions of the Merger Agreement and related documents might have the effect of discouraging other persons potentially interested in acquiring our company from pursuing an acquisition of our company;

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the restrictions on the conduct of our business prior to the completion of the Merger, requiring us to conduct our business only in the ordinary course, subject to specific limitations, which may delay or prevent us from undertaking business opportunities that may arise pending completion of the Merger;

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the fact that certain of our directors and officers may have additional interests in connection with the Merger, as they may receive certain benefits that are different from, and in addition to, those of our other shareholders;

-	the impact of the Merger on our employees; and

-	the possibility that the Merger will not be approved by the necessary governmental and regulatory authorities.

In general, the Companies Law provides that if a majority of the directors have personal interests in a transaction, then all the directors may participate in the deliberations and vote on the transaction and the transaction requires shareholder approval.  Since all of our directors were deemed to have a personal interest in the Merger Agreement (see under the heading “Interests of our Officers and Directors in the Merger” below), Mr. Lipshes was allowed, in these circumstances, to participate in the deliberations and voting in the Board of Directors on the approval of the Merger and the transactions contemplated thereby. However, despite the foregoing, and for the avoidance of any doubt, Mr. Lipshes did not participate in the deliberations and voting of the Board of Directors on the approval of the Merger and the transactions contemplated thereby.

We do not intend for the foregoing discussion of the information and factors considered by our Audit Committee and Board of Directors to be exhaustive.  We do believe, however, that the foregoing discussion summarizes the material factors considered by our Audit Committee and Board of Directors in its consideration of the Merger. After considering these factors, our Audit Committee and Board of Directors, respectively, concluded that the positive factors relating to the Merger Agreement and the Merger outweighed any potential negative factors. In view of the number of factors considered by our Audit Committee and Board of Directors, and the complexity of these matters, our Audit Committee and Board of Directors did not find it practicable to quantify or otherwise assign relative weights to the foregoing factors. In addition, individual members of our Audit Committee and Board of Directors may have assigned different weights to various factors. Our Audit Committee and Board of Directors unanimously approved and recommended the Merger Agreement and the Merger based upon the totality of the information presented to and considered by it.

Our Board of Directors recommends that you vote “FOR” the proposal to approve and adopt the Merger Agreement, and to approve the Merger and the other transactions contemplated by the Merger Agreement.

Opinion of Our Financial Advisor

In March 2010, at the request and on behalf of our Board of Directors, we engaged Oppenheimer, an investment banking firm, to act as our financial advisor in connection with the possible sale of our company.  In connection with this engagement, our Board of Directors requested that Oppenheimer evaluate the fairness, from a financial point of view, to the holders of the TTI Shares of the per share merger consideration to be received by such holders.  On June 6, 2010, Oppenheimer rendered to our Board of Directors an oral opinion, to the effect that, as of June 6, 2010 and based on and subject to the matters described in the opinion, the per share merger consideration to be received in the transaction by holders of TTI Shares was fair, from a financial point of view, to such holders.  On June 8, 2010, Oppenheimer provided our Board of Directors with its written opinion to the effect that, as of that date and based on and subject to the matters described in the opinion, the Per Share Merger Consideration (as defined therein) to be received in the transaction by holders of TTI Shares was fair, from a financial point of view, to such holders.

The full text of Oppenheimer’s written opinion, dated June 8, 2010, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached to this Proxy Statement as Appendix B.  Oppenheimer’s opinion was provided to our Board of Directors in connection with its evaluation of the Per Share Merger Consideration from a financial point of view.  Oppenheimer’s opinion does not address any other aspect of the Merger and does not constitute a recommendation to any shareholder as to how such shareholder should vote or act with respect to any matters relating to the Merger or otherwise.  Oppenheimer expressed no view as to, and its opinion does not address, our underlying business decision to proceed with or effect the transaction or the relative merits of the transaction as compared to any alternative business strategies that might exist for us or the effect of any other transaction in which we might engage. The summary of Oppenheimer’s opinion described below is qualified in its entirety by reference to the full text of its opinion.  Holders of TTI Shares are encouraged to read the opinion carefully in its entirety.

In connection with rendering the opinion described above and performing its related financial analysis, Oppenheimer, among other things:

•	reviewed the Merger Agreement;

•	reviewed our audited financial statements for fiscal years ended December 31, 2009, 2008, and 2007, and our unaudited financial statements for the three months ended March 31, 2010;

•	reviewed financial forecasts and estimates relating to us prepared by our management;

•	held discussions with members of our senior management regarding their assessment of our past and current business operations, financial condition and future prospects;

•	analyzed the estimated present value of our future cash flows based on financial forecasts and estimates prepared by our management;

•	reviewed and analyzed certain publicly available financial information for transactions that Oppenheimer deemed relevant in evaluating the merger transaction;

•	reviewed and analyzed certain publicly available financial data for companies that Oppenheimer deemed relevant in evaluating TTI;

•	reviewed and analyzed premiums paid, based on publicly available information, in merger and acquisition transactions deemed relevant by Oppenheimer in evaluating the merger transaction;

•	reviewed and analyzed our historical trading prices and volumes;

•	reviewed other public information concerning us; and

•	performed such other studies and analyses, and considered such other factors, as it considered appropriate.

In rendering its opinion, Oppenheimer relied upon and assumed, without independent verification or investigation, the accuracy and completeness of all of the financial and other information (including, without limitation, our representations and warranties in the Merger Agreement) that is publicly available or was provided to Oppenheimer by us or our employees, representatives and affiliates or otherwise reviewed by Oppenheimer.  With respect to the forecasts of our future financial condition and operating results provided to Oppenheimer, Oppenheimer assumed, without independent verification or investigation, that such forecasts were reasonably prepared on bases reflecting the best available information, estimates, assumptions and judgments of our management.  Oppenheimer assumed, with our consent, that the Merger would be consummated in accordance with the Merger Agreement without waiver, modification or amendment of any material term, condition or agreement and in compliance with all applicable laws and other requirements and that, in the course of obtaining the necessary regulatory or third party approvals and consents with respect to the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on us or the Merger.  Oppenheimer neither made nor obtained any independent evaluations or appraisals of the assets or liabilities of ours or our affiliated entities.  Oppenheimer did not express any opinion as to our underlying valuation, future performance or long-term viability.  Oppenheimer expressed no view as to, and its opinion did not address, any terms or other aspects of the Merger (other than the Per Share Merger Consideration to the extent expressly specified in its opinion) or any aspect or implication of any other agreement, arrangement or understanding entered into in connection with the Merger or otherwise.  In addition, Oppenheimer expressed no view as to, and its opinion did not address, our underlying business decision to proceed with or effect the Merger, the relative merits of the Merger as compared to any alternative business strategies that might exist for us, the effect of any other transaction in which we might engage, the tax or legal consequents of the Merger to any of us, our shareholders or any other party, or the solvency of us or any other participant in the Merger under any applicable laws relating to bankruptcy, insolvency or similar matters.  Oppenheimer’ opinion was necessarily based on the information available to it and general economic, financial and stock market conditions and circumstances as they existed and could be evaluated by Oppenheimer on the date of the opinion.  It should be understood that, although subsequent developments may affect its opinion, Oppenheimer does not have any obligation to update, revise or reaffirm its opinion.  We advised Oppenheimer that, each TTI Share will be exchanged for the right to be paid $3.00 in cash, subject to a maximum adjustment downward of up to $0.10 per TTI Share.  Oppenheimer expressed no opinion as to whether the Per Share Merger Consideration, used for purposes of its opinion and such analyses, will be adjusted or not.  Oppenheimer’s opinion addressed only the fairness, from a financial point of view, of the Per Share Merger Consideration to be received in the Merger by each of our shareholders, without regard to individual circumstances of specific holders with respect to control, voting or other rights or aspects which may distinguish such holders.  In addition, in rendering this opinion, Oppenheimer expressed no opinion with respect to the amount or nature of any compensation to any officer, director, or employee of ours, or any class of such persons relative to the consideration to be received by the holders of the TTI Shares.  We advised Oppenheimer that under our constituent documents and the Merger Agreement, each holder of preferred shares shall only be entitled to receive amounts under the Merger Agreement on an "as-converted" to ordinary share basis, and Oppenheimer has assumed that fact (as well as the fact that the Per Share Merger Consideration has been calculated on such basis) for all purposes of Oppenheimer’s analysis and opinion, and Oppenheimer expressed no opinion regarding any amounts otherwise paid or payable with respect to any holders of preferred shares.

This summary is not a complete description of Oppenheimer’s opinion or the financial analyses performed and factors considered by Oppenheimer in connection with its opinion.  The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description.  Oppenheimer arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole, and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion.  Accordingly, Oppenheimer's analyses and this summary must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Oppenheimer’s analyses and opinion.

In performing its analyses, Oppenheimer considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond our control.  No company, business or transaction used in the analyses is identical or directly comparable to us or the Merger, and an evaluation of the results of those analyses is not entirely mathematical.  Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed.

The estimates contained in Oppenheimer’s analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by its analyses.  In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold.  Accordingly, the estimates used in, and the results derived from, Oppenheimer’s analyses are inherently subject to substantial uncertainty.

The type and amount of consideration payable in the Merger were determined through negotiations between us and Parent, and the decision to enter into the Merger was solely that of Parent and us.  Oppenheimer’s opinion and financial presentation were only one of many factors considered by our Board of Directors in its evaluation of the Merger and should not be viewed as determinative of the views of our Board of Directors or our management with respect to the Merger or the Per Share Merger Consideration.

The following is a summary of the material financial analyses reviewed with the our Board of Directors in connection with Oppenheimer’s oral opinion of June 6, 2010 and subsequently confirmed in writing on June 8, 2010.  The financial analyses summarized below include information presented in tabular format.  In order to fully understand Oppenheimer’s financial analyses, the tables must be read together with the text of each summary.  The tables alone do not constitute a complete description of the financial analyses.  Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Oppenheimer’s financial analyses.

Selected Companies Analysis

Oppenheimer reviewed our financial and stock market information and the following eleven selected publicly held companies in the telecommunications operation management software industry:

•	Amdocs Limited

•	Comptel Corporation

•	Comverse Technology, Inc.

•	Convergys Corporation

•	CSG Systems International, Inc.

•	Evolving Systems, Inc.

•	F.T.S. - Formula Telecom Solutions Limited

•	Infovista SA

•	Mer Telemanagement Solutions Ltd.

•	MIND C.T.I. Ltd.

•	Redknee Solutions Inc.

Oppenheimer reviewed enterprise values of the selected companies, calculated as fully-diluted market value based on closing stock prices on June 2, 2010, plus net debt, as a multiple of 2010 and 2011 estimated revenue and estimated earnings before interest, taxes, depreciation and amortization, referred to as EBITDA.  Oppenheimer also reviewed enterprise values of the selected companies as a multiple of 2010 and 2011 estimated earnings before interest and taxes, referred to as EBIT.  Financial data for the selected companies were based on public filings, publicly available research analysts’ estimates and other publicly available information.  Our financial data was based on our public filings and our management’s internal estimates.  This analysis indicated the following implied per share equity reference range for us, as compared to the Per Share Merger Consideration:

Implied Per Share Equity Reference Range for Franklin	Per Share Merger Consideration

$2.76 - $3.17	$2.90 - $3.00

Selected Precedent Transactions Analysis

Oppenheimer reviewed the enterprise values and implied transaction multiples in the following nine selected transactions in the telecommunications operation management software since September 2007:

Acquiror		Target

•	cVidya Networks Inc.	•	ECtel Ltd.
•	Tecnomen Corp.	•	Lifetree Convergence Ltd.
•	CSG Systems International, Inc.	•	Quaero Corporation
•	Synchronoss Technologies, Inc.	•	Wisor Telecom Corporation
•	Ariston Global Holding LLC	•	ACE*COMM Corporation
•	Comptel Corporation	•	Axiom Systems Holdings Ltd.
•	Amdocs Limited	•	Jacobs Rimell Ltd.
•	WeDo Consulting Sistemas de Informao S.A.	•	CAPE Technologies Ltd.
•	Aricent Inc.	•	Datalinx

Oppenheimer reviewed, among other things, enterprise values, calculated as the equity value implied for the target company based on the consideration payable in the selected transaction, plus net debt, as a multiple of latest 12 months and current calendar year estimated revenue.  Oppenheimer then applied a range of selected multiples of latest 12 months and current calendar year estimated revenue derived from the selected transactions to our latest 12 months ended March 31, 2010 revenue and calendar year ending December 31, 2010 estimated revenue.  Estimated financial data for the selected transactions were based on publicly available information at the time of announcement of the relevant transaction.  The selected precedents transactions analysis was considered to provide limited relevance to the financial analysis as the target companies were primarily small, private companies with limited publicly available financial information relevant for conducting a financial analysis. Our estimated financial data were based on internal estimates of our management.  This analysis indicated the following implied per share equity reference range for us, as compared to the Per Share Merger Consideration:

Implied Per Share Equity Reference Range	Per Share Merger Consideration

$4.65 - $5.70	$2.90 - $3.00

Discounted Cash Flow Analysis

Using projections for 2010 through 2014 provided by our management, Oppenheimer performed a discounted cash flow analysis to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that we could generate.  Oppenheimer calculated a range of terminal values for our business by applying a terminal value multiple of 6.0x to 8.0x to our fiscal year ended December 31, 2014 estimated EBITDA.  The cash flows and terminal values were discounted to the present value using discount rates ranging from 18.0% to 22.0%.  This analysis indicated the following implied per share equity reference range for us, as compared to the Per Share Merger Consideration:

Implied Per Share Equity Reference Range for TTI	Per Share Merger Consideration

$2.38 - $2.75	$2.90 - $3.00

Premiums Paid Analysis

Oppenheimer also provided to our Board of Directors information relating to the premiums paid, in 53 selected transactions announced in the technology industry between July 1, 2007 and June 2, 2010 involving target companies with equity values prior to the transaction announcement of less than $100 million. Oppenheimer reviewed the implied premiums paid in the selected transactions over both the implied equity values (calculated based on closing stock prices) and implied enterprise values (calculated based on such closing stock prices plus debt, less cash and other adjustments) of the target companies in such transactions one trading day, one week and one month prior to public announcement of the relevant transaction.  Oppenheimer then applied a range of selected premiums derived from the selected transactions to the closing prices of our ordinary shares and our implied enterprise values one trading day, one week and one month prior to May 14, 2010, which is the last trading day before there was a significant increase in the trading volume and trading price of our ordinary shares on the Nasdaq Global Market which is attributable to investor speculation of a pending sale of us and as also stated in a news report dated May 20, 2010 regarding a pending sale of us.  Financial data for the selected transactions were based on publicly available information at the time of announcement of the relevant transaction.  This analysis indicated the following implied per share equity value reference ranges for us, as compared to the Per Share Merger Consideration:

Equity Value Premium to Closing Stock Price

Implied Per Share Equity Reference Range for TTI	Per Share Merger Consideration

$2.26 - $3.34	$2.90 - $3.00

Enterprise Value Premium to Closing Stock Price

Implied Per Share Equity Reference Range for TTI	Per Share Merger Consideration

$2.00 - $2.38	$2.90 - $3.00

The above discussion is not a complete statement of the analysis and procedures applied, the judgments made or the conclusions reached by Oppenheimer or a complete description of its presentation to our Board of Directors, and is qualified in its entirety by reference to the full text of Oppenheimer's opinion.  The complete text of Oppenheimer’s opinion is attached to this Proxy Statement as Appendix B.  Shareholders are urged to read the opinion carefully in its entirety.

Under the terms of Oppenheimer’s engagement letter, we agreed to pay Oppenheimer an aggregate fee estimated to be approximately US$580,000, a portion of which was payable in connection with Oppenheimer’s engagement, a portion of which was payable upon delivery of its opinion and a portion of which is contingent upon consummation of the Merger. In addition, we agreed to reimburse Oppenheimer for its reasonable expenses, including reasonable legal fees and expenses, incurred in connection with the performance of its services (except that expenses of more than $40,000 would generally require our prior written consent, which consent may not be unreasonably withheld) and to indemnify Oppenheimer and related parties against liabilities, including liabilities under the federal securities laws, relating to, or arising out of Oppenheimer's services to us.  Our Board of Directors was aware of this fee arrangement and took it into account in considering the Oppenheimer opinion and in approving the Merger.  In the ordinary course of business, Oppenheimer and its affiliates may actively trade the securities of TTI for its and their own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

Our Board of Directors selected Oppenheimer as our financial advisor based on, among other things, Oppenheimer’s reputation and experience.  Oppenheimer is an internationally recognized investment banking firm and, as a part of its investment banking business, is regularly engaged in valuations of businesses and securities in connection with acquisitions and mergers, underwritings, secondary distributions of securities, private placements and valuations for other purposes.  The issuance of Oppenheimer’s opinion was approved by an authorized committee of Oppenheimer.

No Appraisal Rights; Objections by Creditors

Under Israeli law, holders of TTI Shares are not entitled to appraisal rights in connection with the Merger. Under the Companies Law, objections to the Merger may be filed by our creditors with the Israeli district court. The court, in its discretion, may provide a remedy to any creditor who so objects if there is a reasonable concern that, as a result of the completion of the Merger, we will not be able to satisfy our obligations to our creditors.

Financing of the Merger

If the Merger is consummated, we currently estimate that Parent will pay approximately $58 million in consideration to our shareholders and warrant holders (no payment is expected to be made to our optionholders), in connection with the Merger pursuant to the terms of the Merger Agreement. There is no financing condition in the Merger Agreement.

Material Tax Consequences of the Merger

United States Federal Income Tax Consequences

The following is a general summary of the material U.S. federal income tax consequences of the receipt of cash in exchange for TTI Shares and warrants to U.S. Holders (as defined below) pursuant to the Merger. This summary is based upon currently existing provisions of the Internal Revenue Code of 1986, as amended, or the Code, U.S. Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect.  The summary is included for general information purposes only and is not intended to and should not be considered as tax advice to any particular holder of TTI Shares or warrants.

This discussion is limited to shareholders and warrant holders who hold their TTI Shares and warrants as capital assets within the meaning of Section 1221 of the Code. No ruling has been or will be sought from the U.S. Internal Revenue Service, or the IRS, and no opinion of counsel has been or will be rendered, as to the U.S. federal income tax consequences of the Merger. This summary does not discuss all aspects of U.S. federal income taxation that may be important to particular shareholders and warrant holders in light of their individual circumstances or the U.S. federal income tax consequences to shareholders and warrant holders subject to special treatment under U.S. federal income tax laws, such as banks and other financial institutions, regulated investment companies, partnerships or other pass-through entities, insurance companies, dealers in securities or foreign currency, traders that have elected to mark-to-market treatment, tax-exempt organizations, certain former citizens or former long-term residents of the United States, persons subject to the alternative minimum tax, U.S. Holders who within the five year period prior to the Merger have held (directly, indirectly or through attribution) 10% or more of our voting shares, persons who own TTI Shares and warrants through a partnership or other pass-through entity, persons that hold the TTI Shares and warrants as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” or other integrated investment, or U.S. Holders (as defined below), that have a functional currency other than the U.S. dollar, all of whom may be subject to U.S. federal income tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any foreign, state, or local tax consequences, or any U.S. tax consequences (e.g., estate or gift tax) other than U.S. federal income tax consequences.

As used herein, the term “U.S. Holder” means a beneficial owner of TTI Shares or warrants that is, for U.S. federal income tax purposes:

-	an individual who is a citizen or resident of the United States;

-
a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

-	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

-
a trust (a) if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all of its substantial decisions, or (b) if, it has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

If a partnership is a beneficial owner of TTI Shares and warrants (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes), the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships that are beneficial owners of TTI Shares and warrants, and partners in such partnerships, are urged to consult their tax advisors regarding the U.S. federal, state, local and foreign tax consequences of the Merger.

SHAREHOLDERS WHO ARE U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE MERGER TO THEM, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

SHAREHOLDERS AND WARRANT HOLDERS WHO ARE NOT U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE U.S. FEDERAL INCOME AND WITHHOLDING TAX CONSEQUENCES AND ANY APPLICABLE NON-U.S. TAX CONSEQUENCES OF THE MERGER. FOR A DISCUSSION OF MATERIAL ISRAELI TAX CONSEQUENCES OF THE MERGER, PLEASE SEE THE SECTION OF THIS PROXY STATEMENT “THE MERGER—MATERIAL TAX CONSEQUENCES OF THE MERGER—ISRAELI INCOME TAX CONSEQUENCES” BEGINNING ON PAGE 49.

Sale of TTI Shares and Warrants

The receipt by a U.S. Holder of cash in exchange for TTI Shares and warrants in connection with the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws.  Generally, subject to the discussion below regarding the possible status of TTI as a passive foreign investment company, or PFIC, (see the section of this Proxy Statement entitled “The Merger—Certain Material Tax Consequences of the Merger—Passive Foreign Investment Company” below) for U.S. federal income tax purposes, a U.S. Holder will recognize gain or loss equal to the difference between the amount of cash received in exchange for the holder's TTI Shares and warrants pursuant to the Merger and the U.S. Holder's adjusted tax basis in such TTI Shares and warrants.   Generally, gain or loss will be calculated separately for each block of TTI Shares and warrants (i.e., shares or warrants acquired at the same cost in a single transaction) exchanged for cash in the Merger. A U.S. Holder’s adjusted tax basis in its TTI Shares and warrants generally will equal the purchase price that it paid for such shares and warrants.  Subject to the discussion below regarding PFICs, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder's holding period for such TTI Shares and warrants exceeds one year as of the effective time of the Merger and should be short-term capital gain or loss if the TTI Shares and warrants surrendered were held for one year or less as of the effective time of the Merger.  Gain or loss realized by a U.S. Holder on the exchange of the TTI Shares and warrants generally will be treated as United States-source gain or loss.  Certain limitations apply to the use of capital losses.

Passive Foreign Investment Company (“PFIC”)

For United States federal income tax purposes, TTI would be considered a PFIC for any taxable year in which either (i) 75% or more of its gross income is passive income, or (ii) at least 50% of the average value of all of its assets for the taxable year produce or are held for the production of passive income.  Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.  An asset will generally be characterized as passive if it has generated (or is reasonably expected to generate in the reasonably foreseeable future) “passive income” in the hands of the foreign corporation.  It should be noted that working capital is treated as a passive asset.  We believe that TTI was not a PFIC in 2008 or 2009 and will not be a PFIC in 2010 and this summary assumes that we are not, nor have ever been, a PFIC for U.S. federal income tax purposes.  However, due to legal and factual uncertainties, and because the test for determining PFIC status is applied annually at the end of each taxable year, such conclusion is not free from doubt and no assurances can be given in this regard.

If TTI is, or has been, classified as a PFIC for any taxable year through and including 2010, gain (if any) recognized by a U.S. Holder (who was a shareholder at the time TTI was classified as a PFIC) upon the disposition of TTI Shares and warrants will be subject to special rules.  Pursuant to these rules:

-	the U.S. Holder’s gain will be allocated ratably over the U.S. Holder’s holding period for the TTI Shares and warrants;

-	the amount allocated to the taxable year in which the U.S. Holder recognized the gain or to any taxable year prior to the first taxable year in which TTI was a PFIC will be taxed as ordinary income;

-	the amount allocated to other taxable years will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

-	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year.

A U.S. Holder would also be required to make a return on IRS Form 8621 with respect to the disposition. The tax treatment described above may be avoided if a U.S. Holder had previously made a timely “qualified electing fund” (QEF) election or a valid mark-to-market election with respect to its TTI Shares.  It should be noted, however, that neither a QEF election nor a mark-to-market election can be made with respect to warrants.

If TTI is a PFIC with respect to which a U.S. Holder has made a QEF election, the making by the purchaser (Parent in this case) of an election under Section 338(g) of the Code (a “Section 338 election”) could effect the amount, character and source of income a U.S. Holder would otherwise recognize as a result of the disposition of its TTI Shares.  Section 338 of the Code allows an acquiring corporation to treat the purchase of stock of an acquired corporation as an acquisition of assets.  The acquired corporation is treated, in general, as having sold assets at fair market value, having been recreated as a new corporation and as repurchasing its assets.  As a result, a Section 338 election by the acquiring corporation to treat the stock purchase as an acquisition of assets provides a basis step-up for the acquired corporation's assets to the acquiring corporation.  The Section 338 election can be made unilaterally by Parent, in its discretion, within a specified period after the completion of the Merger.  The Merger agreement does not prevent Parent from making such an election.  However, if Parent decides to make a Section 338 election it would generally be required under applicable Treasury Regulations to provide notice to U.S. Holders before making such an election.

U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE POTENTIAL APPLICATION OF THE PFIC RULES TO THE RECEIPT OF CASH PURSUANT TO THE MERGER.

Information Reporting and Withholding

In general, except as described below, a non-U.S, Holder of TTI shares will not be subject to U.S. federal income or withholding tax on the payment of proceeds from the disposition of TTI Shares, unless:

-
such proceeds are considered to be income effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States and, in the case of a resident of a country which has a treaty with the United States, such as Israel, such income is attributable to a permanent establishment or, in the case of an individual, a fixed place of  business, in the United States;

-
the non-U.S. Holder is an individual who holds the TTI Shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and does not qualify for an exemption; or

-	such proceeds are subject to tax pursuant to the provisions of United States tax law applicable to individuals who have expatriated or are deemed to have expatriated from the United States.

Payments to certain U.S. Holders of the proceeds of the sale of TTI Shares that are made pursuant to the transaction within the United States or through certain United States related financial intermediaries may be subject to information reporting and U.S. federal backup withholding tax, which currently is imposed at the rate of twenty-eight percent (28%).  This tax will only apply if the U.S. Holder fails to supply a correct taxpayer identification number or otherwise fails to comply with applicable U.S. information reporting or certification requirements.  Any amount withheld from a payment to a U.S. Holder under the backup withholding rules is treated as paid to the U.S. Holder for purposes of calculating the U.S. Holder’s gain or loss on the transaction, but is allowable as a credit against the U.S. Holder’s U.S. federal income tax liability, provided that the required information is furnished to the IRS.

A non-U.S. Holder generally should not be subject to information reporting or back-up withholding upon the disposition of its TTI Shares, provided that such non-U.S. Holder establishes its non-U.S. status (or other exemption) in the manner required by Treasury regulations.

Israeli Income Tax Consequences

The following is a summary discussion of certain Israeli tax considerations in connection with the Merger. The following summary is included for general information purposes only, is based upon current Israeli tax law and should not be conceived as tax advice to any particular holder of TTI Shares or warrants. No assurance can be given that the analysis made and the views contained in this summary as well as the classification of the transaction for Israeli tax purposes as set forth below will be upheld by the tax authorities, nor that new or future legislation, regulations or interpretations will not significantly change the tax considerations described below, and any such change may apply retroactively. This summary does not discuss all material aspects of Israeli tax consequences that may apply to particular holders of TTI Shares in light of their particular circumstances, such as investors subject to special tax rules or other investors referred to below.

HOLDERS OF TTI SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR ISRAELI TAX CONSEQUENCES OF THE MERGER APPLICABLE TO THEM.

Sale of TTI Shares or Warrants

In general, under the Israeli Income Tax Ordinance [New Version], 1961 and the rules and regulations promulgated thereunder, or the Tax Ordinance, the disposition of shares or warrants of an Israeli company is generally deemed to be a sale of capital assets, unless such shares or warrants are held for the purpose of trading. The Tax Ordinance generally imposes a capital gains tax on the sale of capital assets located in Israel, including securities in an Israeli resident company, by both residents and non-residents of Israel, unless a specific exemption is available or unless a double taxation prevention treaty between Israel and the seller’s country of residence provides otherwise.

Under the Tax Ordinance, the tax rate applicable to capital gains derived from the disposition of TTI Shares or warrants in the Merger is generally 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder or warrant holder is considered a “Significant Shareholder” at any time during the twelve-month period preceding such disposition, i.e., such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in our company, the tax rate will be 25%. However the foregoing tax rates will not apply to (i) dealers in securities, or (ii) shareholders who acquired their TTI Shares prior to January 1, 2003 (who may be subject to a higher tax rate). Companies are subject to the corporate tax rate (25% for the 2010 tax year) on capital gains derived from the disposition of TTI Shares or warrants.

Notwithstanding the foregoing, according to the Tax Ordinance and the regulations promulgated thereunder, non-Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the disposition of securities of an Israeli company publicly traded on a recognized stock market outside of Israel (such as TTI Shares), provided that such gains are not derived from a permanent establishment of such shareholders in Israel, and further provided that such shareholders did not acquire their shares prior to our initial public offering . However, non-Israeli corporations will not be entitled to such exemption if Israeli residents (a) have, directly or indirectly, a controlling interest of 25% or more in such non-Israeli corporation or (b) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In addition, under the Convention Between the Government of the United States of America and the Government of the State of Israel with Respect to Taxes on Income, or the U.S.-Israel Tax Treaty, Israeli capital gains tax generally will not apply to the disposition of shares by a U.S. Holder to which the U.S.-Israel Tax Treaty applies, or a U.S. Treaty Resident, who holds the shares as a capital asset. However, such exemption will not apply if (a) the U.S. Treaty Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the twelve-month period preceding the disposition, subject to specified conditions, or (b) the capital gains from such disposition can be allocated to a permanent establishment of such U.S. Treaty Resident in Israel. Under the U.S.-Israel Tax Treaty, such U.S. Treaty Resident should be permitted to claim a credit for Israeli income tax against the U.S. federal income tax imposed on the disposition, subject to the limitations in U.S. tax laws applicable to foreign tax credits.

Our shareholders who acquired their shares prior to our initial public offering in December 1996 and who do not qualify for an exemption from Israeli capital gains tax under the Tax Ordinance or an applicable tax treaty to which the State of Israel is a party, including the U.S.-Israel Tax Treaty described above, may be subject to Israeli capital gains tax on the disposition of their TTI Shares in the Merger. SUCH SHAREHOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE MERGER TO THEM.

Withholding Tax Ruling

In instances where our shareholders or warrant holders may be liable for Israeli tax on the disposition of their TTI Shares or warrants, the payment of the Per Share Merger Consideration may be subject to the deduction of Israeli tax at source.

We and Parent have agreed to request a pre-ruling from the Israeli Income Tax Authority, or the ITA, as promptly as practicable after the Parent execution of the Merger Agreement, that will either (a) exempt Parent, Merger Sub, the paying agent and the Surviving Corporation from any obligation to withhold Israeli tax at source from any consideration payable as part of the Per Share Merger Consideration, or clarify that no such obligation exists, or (b) clearly instruct Parent, Merger Sub, the paying agent, or the Surviving Corporation how such withholding of Israeli tax at source is to be executed, and, in particular, with respect to the classes or categories of holders or former holders of our shares or warrants from which tax is to be withheld (if any), and in particular the rate or rates of withholding to be applied. We refer to such ruling as the “Israeli Withholding Tax Ruling.”

Company Options Tax Ruling

We and Parent agreed that, to the extent that the holders of options will be entitled to receive any cash payment on account of their outstanding options (which payment is not currently foreseen), to use our commercially reasonable efforts, as promptly as practicable after the date of the Merger Agreement, and in coordination with Parent, to prepare and file with the ITA an application for a tax ruling that provides that the Per Share Merger Consideration to be paid in respect of Company 102 Securities (as defined in the Merger Agreement) which are being held by a trustee, or the 102 Trustee, and which did not complete the requisite holding period under section 102 of the Tax Ordinance will be held by the 102 Trustee for the remainder of the holding period in order to enable our employees to enjoy the Section 102 reduced tax rate and we will cause our Israeli counsel, accountants and other advisors, to coordinate all activities with Parent’s counsel with respect to the negotiations of such ruling and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the ruling. We refer to such ruling as the “Israeli Options Tax Ruling.”

Regulatory Matters

Israeli Companies Registrar.  Under the Companies Law, we and Merger Sub may not complete the Merger without first making the following filings and notifications to the Israeli Companies Registrar;

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Merger Proposal.  We and Merger Sub are required to jointly file with the Israeli Companies Registrar a “merger proposal” setting forth specified details with respect to the Merger, within three (3) days of calling the Meetings. On June 20, 2010, both we and Merger Sub filed the required merger proposals with the Israeli Companies Registrar.

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Notice to Creditors.  In addition, each merging company is required to notify its creditors of the proposed Merger. Pursuant to the Companies Law, a copy of the merger proposal must be sent to the secured creditors of each company within three (3) days after the merger proposal was filed with the Israeli Companies Registrar, known substantial creditors must be informed individually by registered mail of the filing of the merger proposal with the Israeli Companies Registrar within four (4) business days thereof, where it can be reviewed, and non-secured creditors must be informed of the merger proposal by publication in two daily Hebrew newspapers circulated in Israel on the day that the merger proposal is submitted to the Israeli Companies Registrar and, where necessary, elsewhere and by making the merger proposal available for review. Each of us and the Merger Sub have already begun to notify our respective creditors of the Merger in accordance with these requirements, to the extent applicable and, because our shares are traded on the NASDAQ Global Market, we will also publish an announcement of the Merger in a US newspaper within three (3) business days following the day on which the merger proposal was submitted to the Israeli Companies Registrar. After sending these notices, each of us and the Merger Sub will notify the Israeli Companies Registrar of the notices to our respective creditors. In addition, pursuant to the Companies Law, because we employ more than fifty employees, we must provide to the workers’ union a copy of the publication placed in the newspapers or post a copy of the publication placed in the newspapers in a prominent location in the workplace within three (3) business days after the merger proposal was filed with the Israeli Companies Registrar.  On June 20, 2010, we posted a copy of such publication in a prominent location in the workplace.

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Shareholder Approval Notice.  The Merger must then be approved by the shareholders of each merging company. After the shareholders vote, each of the merging companies must file a notice with the Israeli Companies Registrar regarding the decision of the shareholders.

Assuming that the shareholders of each of the merging companies approve the Merger Agreement and the Merger (and that all the other conditions set forth in the Merger Agreement have been satisfied or waived, if permissible under applicable law) and that all of the statutory procedures and requirements have been complied with, and so long as at least thirty (30) days have passed from the date of the Meetings and at least fifty (50) days have passed from the date of the filing of the merger proposal by both merging companies with the Israeli Companies Registrar, the Merger will become effective and the Israeli Companies Registrar will be required to register the Merger in the Surviving Corporation’s register and to issue the Surviving Corporation a certificate regarding the Merger.

Israeli Investment Center.  The change in the composition of our shareholders in connection with the Merger requires the approval of the Investment Center, established under the Law for the Encouragement of Capital Investment, 5719-1959, as amended. This law provides that capital investments in eligible facilities may be designated upon application as an “approved enterprise” or “benefited enterprise.” Each certificate of approval relates to a specific investment program delineated both by its financial scope, including sources of funds, and by the physical characteristics of the facility or other assets. The benefits and obligations that apply to the enterprise are set out in the regulations promulgated under law and the specific approval with regard to each enterprise. The benefits include government grants, government guaranteed loans, tax holidays and combinations thereof. The approval of the Investment Center in connection with the Merger is a condition to completion of the Merger. A letter requesting such approval was sent to the Investment Center on June 16, 2010 and we expect to receive the provisional approval of the Investment Center within the next few weeks.

Israeli Office of the Chief Scientist.  The acquisition of control of our company in connection with the Merger requires notice to the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor of the State of Israel (the “OCS”). Under the Law for the Encouragement of Industrial Research and Development, 5744-1984, and the regulations promulgated under this law, research and development programs approved by the OCS are eligible to receive grants if they meet specified criteria in exchange for the payment of royalties from the sale of the products developed in the course of research and development programs funded by the OCS. We intend to notify the OCS of the Merger within the next few days.

Israeli Tax Pre-Rulings.  We and Parent have agreed that we will request the Israeli Withholding Tax Ruling and, if it becomes applicable, the Israeli Options Tax Ruling.  Parent and us will cause our respective Israeli counsel to coordinate all activities, and to cooperate with each other, with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Israeli Withholding Tax Ruling or, if applicable, the Israeli Options Tax Ruling.  Subject to the terms and conditions in the Merger Agreement, we will use all reasonable efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under any applicable legal requirement to obtain the Israeli Withholding Tax Ruling or, if and when it becomes applicable, the Israeli Options Tax Ruling.

Other Approvals. Except as set forth above, we are not aware of any license or regulatory permit that appears to be required in order to consummate the Merger, including any requirement to file any notification forms with (1) the FTC or the Antitrust Division of the DOJ, as required by the HSR Act, and the rules and regulations thereunder, or (2) the IRT Commissioner, as may be required by the IRT Law, and the rules and regulations thereunder. However, there can be no assurance that a challenge to the Merger on antitrust grounds or otherwise will not be made or, if such a challenge is made, that it would not be successful.

Interests of our Officers and Directors in the Merger

In considering our Audit Committee’s and Board of Directors’ recommendation, you should be aware that certain of our directors and executive officers have personal interests in the transaction as employees or directors that are different from, or in addition to, your interests as shareholders. Our Audit Committee and Board of Directors were aware of these different or additional interests and considered them, among the other factors described in this Proxy Statement, in reaching their decision to approve the Merger Agreement and the Merger.

Under the Companies Law, an extraordinary transaction in which an officer or director of a certain company has a personal interest requires the approval of the audit committee and board of directors of that company, in that order.  Generally, the directors having a personal interest are not permitted to participate in the discussion or vote on the matters.  However, the Companies Law provides that if a majority of the directors have personal interests in a transaction, then all the directors may participate and vote on the transaction and the transaction requires shareholder approval. Nevertheless, despite all of our directors having personal interests in the Merger Agreement (see below), and for the avoidance of doubt, Mr. Lipshes did not participate in the deliberations and voting on the approval of the Merger and the transactions contemplated thereby. Because of one or more of the interests described below, the Merger was brought before our Audit Committee for approval.  Note that the Merger requires board and shareholder approval in any event pursuant to the provisions of the Companies Law that govern statutory mergers, like the Merger.

Retention Plan. Our Board of Directors has approved a retention plan (the “Retention Plan”), whereby a special cash payment will be made to certain key employees, none of whom is a member of our Board of Directors, in an amount not to exceed $300,000 in the aggregate to all such employees.  The applicable retention bonus will be paid to each employee over a period of three years, commencing from the closing date of the Merger, in a manner in which a third of the applicable retention bonus will be granted at the end of the first employment year after the closing of the Merger, an additional third of the applicable retention bonus will be granted at the end of the second employment year, and the remainder will be granted at the end of the third employment year; provided that the applicable employee is employed by the Surviving Corporation during the applicable year of the grant.  In the event that the applicable employee is terminated without cause, or resigns for good reason, during the first year after the closing of the Merger, the employee shall be entitled to the full sum of his or her retention bonus.  The payment of said bonuses is contingent upon and subject to the consummation of the Merger and has no impact on the consideration payable in the Merger.

Special Cash Bonus. Our Board of Directors also approved, in connection with the Merger, a special cash bonus to be paid to each of Tali Cohen-Tueg, our Chief Financial Officer, and another key employee, in the amount of $15,000 each. The payment of said bonuses is not contingent on the consummation of the Merger.

CEO Arrangements. Concurrently with the execution and delivery of the Merger Agreement, Mr. Meir Lipshes, the Chairman of our Board of Directors and our Chief Executive Officer, or CEO, entered into a Consulting Agreement and related agreements with Parent, the effectiveness of which is conditioned on the consummation of the Merger. The key terms of such agreements are as follows:

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our CEO will render such professional consulting and advisory services to Parent as may reasonably be requested by Parent under a Consulting Agreement with a one-year term commencing on the closing of the Merger.

•	our CEO will be entitled to a monthly fee of NIS 117,000, or approximately $30,000, plus Israeli Value Added Tax, as applicable.

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at the closing of the Merger, Parent will grant to our CEO options to purchase 70,000 shares of Parent's common stock (the “CEO Options”), which represent an insignificant percentage of Parent's outstanding shares of common stock.  The CEO Options will have an exercise price of $7.81 and will vest over a two-year period with half of the options vesting on September 1, 2011 and the other half vesting on September 1, 2012.  The CEO Options will expire on the fifth anniversary of the closing of the Merger.

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In addition, effective of the closing, our CEO's notice period, pursuant to his current Management Services Agreement, dated January 1, 2005, with us, will be extended from nine months to twelve months.  The foregoing extended notice period will commence immediately after closing of the Merger, during which period, our CEO will be entitled to receive his full salary and current benefits.

•	Parent's board of directors will submit its recommendation to Parent shareholders to approve the appointment of our CEO to the board of directors of Parent.

•	In connection with the Consulting Agreement, our CEO also entered into a Confidentiality and Intellectual Property Assignment Agreement.

COO Extension of Notice Period. Pursuant to the terms of his employment with us, we are generally required to provide Mr. Avner Amram, our Chief Operating Officer, a 6-month prior notice before we terminate his employment, during which term he is entitled to continuation of his full salary and related social benefits.  In connection with the Merger, Mr. Amram is now entitled to a 8-month prior notice period.

Treatment of Options. Under our equity incentive plan, in the event of a corporate transaction, such as the Merger, the vesting of all outstanding options will be accelerated and they shall automatically vest in full. In addition, as described below under the section of this Proxy Statement entitled “The Merger Agreement – Effect on Share Capital; Adjustments to Per Share Merger Consideration,” under the Merger Agreement, each outstanding option to purchase our ordinary shares that is unexercised as of the effective time of the Merger, shall be cancelled and converted into the right to receive a payment equal to the number of our ordinary shares underlying such outstanding options multiplied by the amount (if any) by which the Per Share Merger Consideration exceeds the option exercise price thereof, without interest and less any applicable withholding taxes.  As of June 20, 2010, our directors and officers hold, in the aggregate, outstanding options to purchase 163,000 of our ordinary shares with exercise prices equal to or above $3.00.  Accordingly, if the Per Share Merger Consideration will be $3.00 or less, these executive officers and directors will not be entitled to receive any payment in exchange for the options held by them and, as of the effective time of the Merger, all these options will automatically cease to exist.

Indemnification and Insurance. The Merger Agreement provides that from and after the effective time of the Merger, Parent will cause, and we as the Surviving Corporation will, continue to fulfill and honor all of our obligations pursuant to any indemnification agreements with each individual who is a party to our indemnification agreements and that at the effective time of the Merger is, or at any time prior to the effective time of the Merger was, a director or officer of ours or of any current or former subsidiary of ours (an "Indemnitee"), which agreements shall survive the transactions contemplated by the Merger Agreement and continue in full force and effect in accordance with their respective terms.  In addition, until the seventh anniversary of the effective time of the Merger, Parent agreed to cause, unless otherwise required by law, the organizational documents of the Surviving Corporation and our subsidiaries to contain provisions no less favorable to the Indemnitees with respect to exculpation and limitation of liabilities of directors and officers, insurance and indemnification than are set forth as of June 8, 2010, in the respective organizational documents, which provisions will not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnitees with respect to exculpation and limitation of liabilities or insurance and indemnification.

In addition, the Merger Agreement provides that, subject to applicable law, we may purchase as of the effective time of the Merger, a directors’ and officers’ liability insurance policy, which policy shall be exclusively "A side" coverage, or the Tail Policy, from an insurer with a Standard & Poor’s rating of at least A, which policy (1) has an effective insurance period of seven years from the effective time of the Merger; (2) covers each Indemnitee; and (3) contains terms that are no less favorable than those of our directors’ and officers’ insurance policy in effect as of June 8, 2010; provided that the cost therefor is no more than $459,000. If such a policy has been purchased prior to the effective time of the Merger, Parent will, and will cause the Surviving Corporation to, maintain such policy in effect and continue to honor the obligations thereunder. Alternatively, if such Tail Policy is not purchased, Parent has undertaken in the Merger Agreement, for the seven-year period commencing immediately after the effective time of the Merger, to maintain in effect our current directors' and officers' liability insurance on terms no less favorable than those of such policy currently in effect; provided, however, that, if the aggregate annual premiums for such insurance will exceed $459,000, then Parent shall provide or cause to be provided a policy with the best coverage as shall then be available at an annual premium of $459,000.

THE MERGER AGREEMENT

This section of the Proxy Statement describes the material provisions of the Merger Agreement but does not purport to describe all of the terms of the Merger Agreement. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, which is attached as Appendix A to this Proxy Statement and incorporated into this Proxy Statement by reference. We urge you to read the full text of the Merger Agreement because it is the legal document that governs the Merger. It is not intended to provide you with any other factual information about us. Such information can be found elsewhere in this Proxy Statement and in the public filings we make with the SEC, as described in the section entitled “Where You Can Find More Information” beginning on page 82.

The Merger

The Merger Agreement provides for the Merger of Merger Sub with and into our company upon the terms, and subject to the conditions, of the Merger Agreement. As the Surviving Corporation, we will continue to exist following the Merger as a wholly owned subsidiary of Parent. When we refer to the “Surviving Corporation” in this Proxy Statement, we mean our company, as it will exist after the Merger is completed. Following the Merger, all of our properties, rights, privileges and powers and those of Merger Sub will vest in the Surviving Corporation, and all our debts, liabilities and duties and those of the Merger Sub will become the debts, liabilities and duties of the Surviving Corporation.

Following the Merger, the TTI Shares, all of which will then be owned by Parent, will be delisted from the NASDAQ Global Market, deregistered under the Exchange Act and no longer be publicly traded.

We, Parent or Merger Sub may terminate the Merger Agreement prior to the completion of the Merger in certain circumstances, whether before or after the approval and adoption of the Merger Proposal by our shareholders. Additional details on termination of the Merger Agreement are described in the section of this Proxy statement entitled “The Merger Agreement— Termination” beginning on page 75.

Effective Time of the Merger; Closing Date

The Merger will become effective upon the issuance of a certificate of merger by the Registrar of Companies of the State of Israel (the “Israeli Companies Registrar”), in accordance with the relevant provisions of the Companies Law. The certificate of merger will be issued by the Israeli Companies Registrar following the satisfaction of all requirements under the Companies Law if at least fifty (50) days shall have elapsed after the filing of the merger proposals by both us and Merger Sub with the Israeli Companies Registrar and at least thirty (30) days have elapsed after the approval of the Merger by our shareholders and those of Merger Sub.  The Merger Agreement provides that the closing of the Merger will occur no later than the second business day after the conditions to the Merger have been satisfied or waived, unless we agree with Parent to complete the transaction on another date. When we refer to the “effective time of the Merger” in this Proxy Statement, we mean the date and time when the Merger becomes effective, as described in this paragraph.

The parties are working to complete the Merger as soon as practicable.  However, the Merger is subject to various closing conditions.  No assurances can be given that the parties will obtain the necessary approvals to complete the Merger or that the parties will obtain them in a timely manner.

At the effective time of the Merger, our stock transfer books will be deemed closed and no further transfer of any TTI Shares will be made. In addition, our former shareholders will cease to have any rights as shareholders of our company or the Surviving Corporation, except for the right to receive the Per Share Merger Consideration.

Memorandum of Association and Articles of Association

The Articles of Association of the Company as in effect immediately prior to the effective time of the Merger will be the Articles of Association of the Surviving Corporation, until they are amended as provided therein or by applicable law.

Directors and Officers

Concurrently with the execution and delivery of the Merger Agreement and as a condition to and inducement of Parent's willingness to enter into the Merger Agreement, (1) each member of our Board of Directors executed a resignation letter, the effectiveness of which is conditioned on the consummation of the Merger, and (2) Mr. Meir Lipshes, the Chairman of our Board of Directors and our Chief Executive Officer, executed a resignation letter relating to his position as our Chairman of the Board of Directors and Chief Executive Officer, the effectiveness of which is conditioned on the consummation of the Merger.

Parent, Merger Sub and the Company will take all necessary actions so that the directors of Merger Sub immediately at the effective time of the Merger will, from and after the effective time, be appointed and serve as the directors of the Surviving Corporation until their resignation or removal in accordance with the articles of association of the Surviving Corporation.  The officers of Merger Sub will be the officers of the Surviving Corporation until their successors are elected or appointed or qualified or until their resignation or removal in accordance with the articles of association of the Surviving Corporation.

Effect on Share Capital; Adjustments to Per Share Merger Consideration

TTI Shares.  Pursuant to the Merger Agreement, at the effective time of the Merger, by virtue of, and simultaneously with, the Merger, except as otherwise provided in the Merger Agreement, each of our ordinary and preferred shares (together, the “TTI Shares”), issued and outstanding immediately prior to the effective time of the Merger will be cancelled and automatically converted into the right to receive an amount equal to $3.00 in cash, without interest and less any applicable withholding taxes (which amount we sometimes refer to as the Per Share Merger Consideration, as adjusted as set forth in the Merger Agreement and as described below in the section of this Proxy Statement entitled “The Merger Agreement – Effect on Share Capital; Adjustments to Per Share Merger Consideration” beginning on page 58), other than our ordinary shares and preferred shares held by us, Parent or any direct or indirect wholly owned subsidiary of either TTI or Parent, which will automatically be cancelled with no consideration being delivered in exchange for such shares pursuant to the Merger Agreement.  As of June 20, 2010, there were 16,357,728 ordinary shares and 2,581,816 preferred shares, and together 18,939,544 TTI Shares, issued and outstanding.

Company Options. Under the terms of the Merger Agreement, each unexpired and unexercised option to purchase our ordinary shares that is outstanding and unexercised immediately prior to the effective time of the Merger (whether vested or unvested) will be cancelled by virtue of the Merger and without any action on the part of any holder of any option.  The options will be cancelled in consideration for the right to receive, as promptly as practicable following the effective time (and in any event no later than the second business day thereafter), an amount in cash equal to the product obtained by multiplying (i) the number of TTI ordinary shares subject to such option by (ii) the excess, if any, of the Per Share Merger Consideration minus the exercise price per share subject to such option (less any required deductions and withholding taxes (in accordance with and subject to the Israeli Tax Option Ruling, if applicable)) (the "Option Cash Payment").  As of the effective time of the Merger, all options to purchase our ordinary shares shall no longer be outstanding and shall automatically cease to exist, and each holder of such options shall cease to have any rights with respect thereto, except for the right to receive the consideration (if any) indicated in the preceding sentence, without interest. As of June 20, 2010, we had outstanding options convertible into 353,000 ordinary shares. All of our outstanding options have exercise prices equal to or above $3.00.  As a result, if the Per Share Merger Consideration will be $3.00 or less, optionholders will not be entitled to receive any payment in exchange for the options held by them.

Company Warrants. At the effective time of the Merger, each unexpired and unexercised outstanding warrant to purchase our ordinary shares will automatically be converted into the right to receive an amount of cash equal (i) the Per Share Merger Consideration multiplied by the number of ordinary shares issuable upon the exercise of such warrant, less (ii) the aggregate exercise price of such warrant.  As of the effective time of the Merger, all of our warrants will no longer be outstanding and shall automatically cease to exist, and each holder of our warrants shall cease to have any rights with respect to such warrants.  As of June 20, 2010, we had outstanding warrants convertible into 2,224,338 ordinary shares.  All of our unexpired and unexercised outstanding warrants have an exercise price of $2.50, which means that, if the Per Share Merger Consideration to be paid at closing will be $3.00, then each warrant holder will receive $0.50 at the effective time for each unexpired and unexercised outstanding warrant, without interest and less any applicable withholding tax.

Total Cash Payment.  As of June 20, 2010, there were (i) 16,357,728 ordinary shares and 2,581,816 preferred shares, and together 18,939,544 TTI Shares, issued and outstanding, (ii) outstanding options convertible into 353,000 ordinary shares, all with exercise prices equal to or above $3.00, and (iii) outstanding warrants convertible into 2,224,338 ordinary shares, all with exercise prices of $2.50 a share.  Assuming a Per Share Merger consideration of $3.00 per share (and assuming there are no adjustments to such merger consideration), the total share merger consideration, total option cash payment and the total warrant cash payment to be paid to us as of the effective time will be equal to $57,930,801.

Adjustments to Per Share Merger Consideration. In the event that there is any Cash Deficiency Amount, Cash Excess Amount and/or a Transaction Expenses Adjustment Amount, each as defined below, the Per Share Merger Consideration shall be adjusted, in addition for any adjustments for reclassifications, stock splits or the like (as more fully described below), such that it would be equal to (A) $63,491,646 (the "Total Deemed Merger Consideration") minus the amount by which the Minimum Cash Balance (as defined below) exceeds the Actual Cash Balance (as defined below), if any (the "Cash Deficiency Amount"), or plus the amount by which the Actual Cash Balance exceeds the Maximum Cash Balance (as defined below), if any (the "Cash Excess Amount"), and minus the amount, if any, by which the Transaction Expenses, whether or not paid or accrued, exceeds $1,144,700 (the "Transaction Expenses Adjustment Amount"), divided by (B) the total of the issued and outstanding TTI Shares immediately prior to the effective time plus the number of TTI Shares issuable upon exercise of our warrants that are issued and outstanding immediately prior to the effective time; provided however that to the extent that an adjustment is to be made due to a Cash Excess Amount (and which is not offset by any Transaction Expenses Adjustment Amount), then an adjustment in the foregoing formula and in the Total Deemed Merger Consideration will be made to also account for the TTI Shares issuable upon exercise of our options that would be entitled to an Option Cash Payment.

The Per Share Merger Consideration (after giving effect to any adjustment resulting from a Cash Deficiency Amount, if any, a Transaction Expenses Adjustment Amount, if any, and Cash Excess Amount, if any, but disregarding any other adjustment included in the definition of the term "Per Share Merger Consideration," including any adjustment described in the last paragraph below) shall in no event be less than $2.90, without interest.  In this connection, you should be aware that the Merger Agreement may be terminated by Parent if, the Per Share Merger Consideration, as would be calculated in accordance with the Merger Agreement after giving effect to any adjustments resulting from a Cash Deficiency Amount, if any, a Transaction Expenses Adjustment Amount, if any, and Cash Excess Amount, if any, but disregarding any other adjustment included in the definition of the term "Per Share Merger Consideration", and disregarding any adjustment for reclassifications, stock splits or the like (as more fully described below) and disregarding the foregoing minimum Per Share Merger Consideration of $2.90, would be lower than $2.80.

As used in this Proxy Statement:

1.
"Accounts Receivables Amount" means the aggregate invoiced and not yet actually paid amount of billed customers’ invoices of the Company and its subsidiaries issued in the ordinary course of business, excluding, for the avoidance of doubt, any unbilled receivables.

2.
"Actual Cash Balance" means (i) the amount of Cash (as defined below) of the Company and its subsidiaries as of closing of the Merger, and (ii) as applicable, (A) plus the amount by which the Accounts Receivables Amount as of closing of the Merger exceeds the Accounts Receivables Amount as of March 31, 2010 (which is equal to $9,340,628), or (B) minus the amount by which the Accounts Receivables Amount as of March 31, 2010 (which is equal to $9,340,628) exceeds the Accounts Receivables Amount as of closing of the Merger.

3.
"Cash" means cash at bank and cash at hand, including cash equivalents, short term deposits and marketable securities, each, as defined under GAAP. For the avoidance of doubt, it should be noted that consideration received as a result of exercise of warrants that occur following the date of the Merger Agreement are not considered "Cash".

4.
"Liquidation Loss" means (i) the actual loss (measured as of the liquidation date compared to the original cost of such securities) that results from any liquidation of securities described below in the section of this Proxy Statement entitled "Merger Agreement – Additional Covenants; Liquidation of Securities and Other Short Term Investments” and (ii) to the extent that the liquidation described in the section of this Proxy Statement entitled "Merger Agreement – Additional Covenants; Liquidation of Securities and Other Short Term Investments” is not effected, then the decrease in value of such securities that are not liquidated (measured as of the latest date on which market information on such value is available prior to closing of the Merger Agreement compared to the original cost of such securities).

5.
"Maximum Cash Balance" means $33 million minus (i) any Transaction Expenses, the actual premium to be paid by us to purchase the Tail Policy (up to $459,000), and $30,000 to be paid by us as cash bonus to some of TTI’s executives actually paid by the Company or its subsidiaries prior to or at closing of the Merger and (ii) the Liquidation Loss, if any.

6.
"Minimum Cash Balance" means $29 million minus (i) any Transaction Expenses, the actual premium to be paid by us to purchase the Tail Policy (up to $459,000), and the $30,000 as cash bonuses to some of TTI’s executives to be paid by the Company or its subsidiaries prior to or at closing of the Merger and (ii) the Liquidation Loss, if any.

7.
"Transaction Expenses" mean all fees and expenses paid or payable by us or any subsidiary to the extent incurred in connection with the Merger, the Merger Agreement or the transactions contemplated by the Merger Agreement (including the negotiation and effectuation of the terms and conditions of the Merger Agreement and the transactions contemplated thereby), whether or not billed or accrued, including any fees and expenses of legal counsel and accountants, the amount of commission, fees and expenses payable to financial advisors, investment bankers and brokers of the Company and the subsidiaries and any such fees incurred by any other person that we have agreed are paid for or to be paid for by us in connection with the transactions contemplated by the Merger Agreement. For the avoidance of doubt, the actual premium to be paid by us to purchase the Tail Policy (up to $459,000), as well as other agreed upon amounts are not deemed to be "Transaction Expenses".

As of May 31, 2010, the aggregate cash of the Company and its subsidiaries on a consolidated basis was $29,135,452, which is above the Minimum Cash Balance. Nevertheless, we are currently not able to foresee our exact cash balances at the closing and, consequently, not in a position to provide guidance as to whether the Per Share Merger Consoderation will be adjusted below $3.00, and if so, what the adjustment will be. Accordingly, at the time that you vote on whether to approve the Merger Proposal, you will not know the exact and final Per Share Merger Consideration. You should be aware, however, that we currently do not expect an upward adjustment to the Per Share Merger Consideration above the $3.00 per share.

In addition to the cash adjustment mentioned above, Section 3.1(e) of the Merger Agreement provides that if at any time during the period between the date of the Merger Agreement and the effective time of the Merger, any change in the number of outstanding TTI Shares occurs, including by reason of any reclassification, recapitalization, stock split (including a reverse stock split ), or combination, or any stock dividend or stock distribution with a record date during such period, the Per Share Merger Consideration will be appropriately adjusted to provide the holders of TTI Shares (in the aggregate) the same economic effect as contemplated by the Merger Agreement prior to such event.  In addition, the definition of Per Share Merger Consideration in the Merger Agreement contains a provision under which if, at the effective time of the Merger, the number of our issued and outstanding TTI shares, stock options or warrants is greater, as of immediately prior to the effective time of the Merger, than the figures of such securities we confirmed to be true as of the date of the Merger Agreement, or the exercise price of such options or warrants is lower than the exercise price we confirmed to be true as of the date of the Merger Agreement, then the Per Share Merger Consideration and any other dependent items shall be adjusted downwards proportionately, such that the aggregate of the Total Share Merger Consideration, Total Option Cash Payment and Total Warrant Cash Payment (all as defined in the Merger Agreement) payable as of the effective time, shall not exceed the aggregate amount of the Total Share Merger Consideration, Total Option Cash Payment and Total Warrant Cash Payment that would have been payable assuming that the number of issued and outstanding TTI Shares, options and warrants as of immediately prior to the effective time of the Merger, and the exercise prices of such options and warrants, are exactly as we confirmed them to be on the date of the Merger Agreement.

Share Capital of Merger Sub. At the effective time, by virtue of the Merger, each ordinary share of Merger Sub issued and outstanding immediately prior to the effective time of the Merger will automatically be converted into and become fully paid ordinary shares of the Surviving Corporation as shall be issued and outstanding as of the effective time and such ordinary shares shall constitute the only outstanding shares of the Surviving Corporation.

Surrender of Certificates

Prior to the effective time, Parent shall select an institution that is reasonably acceptable to us to act as the paying agent for the payment of consideration payable in connection with the Merger. Prior to the effective time of the Merger, Parent will enter into an agreement with the paying agent (to be effective as of the effective time of the Merger).  Immediately following the issuance of the merger certificate by the Israeli Companies Registrar, Parent will make available to the paying agent, for the benefit of the holders of the TTI Shares and the TTI warrants, the aggregate merger consideration payable to them pursuant to the Merger Agreement.

Promptly following the effective time of the Merger and in any event no later than the second business day thereafter, the Surviving Corporation will cause the paying agent to mail or to otherwise transmit (and to make available for collection by hand) to each holder of record of a certificate or book-entry share or TTI warrant, which immediately prior to the effective time represented outstanding TTI Shares or TTI warrants:

-	a letter of transmittal;

-
instructions explaining what a shareholder or warrant holder must do to effect the surrender of its share certificates or warrant certificates in exchange for the applicable portion of the consideration payable in connection with the Merger; and

-
a declaration form in which a shareholder or warrant holder states whether such holder is a resident of Israel (as defined in the Tax Ordinance), including any other declarations that may be required for Israeli tax purposes.

Upon receipt of a letter of transmittal from the paying agent, each shareholder and warrant holder should complete and sign the letter of transmittal and return it to the paying agent together with the share certificates and warrant certificates and any other necessary documentation in accordance with the instructions.

No interest will be paid or accrued on any cash payable to holders of certificates pursuant to the Merger Agreement. In addition,  Parent and the Surviving Corporation, and subject to certain provisions of the Merger Agreement, the 102 Trustee (as defined in the Merger Agreement), the paying agent and subsidiaries of the Surviving Corporation, are entitled to deduct and withhold from the consideration otherwise payable such amounts as are required by applicable law.

You should not send your certificates or instruments representing our ordinary shares or warrants to the paying agent until you have received the letter of transmittal from the paying agent. Do not return your share certificates or warrant certificates with the enclosed proxy, and do not forward your share or warrant certificates to the paying agent without a letter of transmittal.

If you own shares that are held in “street name” by your broker, nominee, fiduciary or other custodian, you will receive instructions from your broker, nominee, fiduciary or other custodian as to how to surrender your “street name” shares and receive cash for those shares.

Transfer of Ownership and Lost, Stolen or Destroyed Share Certificates

After the effective time, there will be no registration of transfers on the share transfer books of our shares that were outstanding immediately prior to the effective time. If valid certificates are presented to the Surviving Corporation for transfer following the effective time, they will be cancelled against delivery of the applicable merger consideration.

In the event any certificate (including any certificate for our warrants) has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed and if required by the Surviving Corporation, an indemnity against any claim that may be made against it with respect to such certificate as well as, if required by the Surviving Corporation, the posting by such person of a bond, in such reasonable and customary amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such certificate, the paying agent will (and Parent will instruct the paying agent to) issue in exchange for such lost, stolen or destroyed certificate the applicable merger consideration to which the holder thereof is entitled.

Unclaimed Amounts

Any portion of the merger consideration which remains undistributed to the holders of TTI Shares or our warrants twelve months after the effective time of the Merger will be delivered to Parent, upon demand, and any such holders who have not exchanged certificates or instruments evidencing our share capital for the merger consideration will only be entitled to look to Parent, as general creditors, for payment of their claim for cash, without interest, to which such holders may be entitled.

Representations and Warranties

The Merger Agreement has been included in this Proxy Statement to provide shareholders with information regarding its terms. It is not intended to provide any other factual information about TTI. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of such agreement and as of the specific dates therein, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures exchanged between the parties in connection with the execution of the Merger Agreement. The representations and warranties have been made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing those matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to shareholders. Shareholders are not third party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of TTI, Parent or Merger Sub or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in our public disclosures.  We must give prompt notice to Parent of the occurrence of any event, the occurrence of which is likely to cause any representation or warranty made by us contained in the Merger Agreement becoming untrue or inaccurate in any material respects.

Subject to certain exceptions agreed between us and Parent, we made a number of representations and warranties to Parent and Merger Sub relating to, among other things:

-	our and our subsidiary’s corporate organization, good standing and similar corporate matters;

-	our and our subsidiary’s charter documents;

-	availability of our corporate documents;

-	our ownership of our subsidiary and our subsidiary’s capital structure;

-	our capital structure, including our options and warrants;

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our corporate power and authority to execute and deliver the Merger Agreement and to perform and consummate the Merger and the other transactions contemplated by the Merger Agreement, and the approval by our Board of Directors of the Merger Agreement and the transactions contemplated thereby;

-	the enforceability of the Merger Agreement as a binding agreement of ours;

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the absence of conflict with, termination, breach or violation of (i) our organizational documents or the organizational documents of our subsidiaries, (ii) provisions of applicable law, in each case, as a result of the execution and delivery of the Merger Agreement and the consummation of the transactions contemplated thereby by us;

-	the absence of known breaches or defaults under our material contracts;

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the absence of the creation of any lien on any of our properties or assets as a result of the execution and delivery of the Merger Agreement and the consummation of the transactions contemplated thereby by us;

-	governmental authorizations and regulatory filings required in order to consummate the transactions contemplated by the Merger Agreement;

-	financial statements and documents that we have filed with or furnished to the SEC and our internal controls and procedures in connection therewith;

-	the absence of undisclosed liabilities;

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since December 31, 2009, through the date of the Merger Agreement, the conduct of our business and that of our subsidiaries has been conducted in the ordinary course consistent with past practices and the absence of certain changes or events, including a Material Adverse Effect on us;

-	employee benefits matters, including compliance with the Employee Retirement Income Security Act, or ERISA;

-	material contracts;

-	the absence of pending or threatened litigation, governmental orders and of internal investigations;

-	compliance with applicable law;

-	tax matters;

-	our material tax or other incentive granted to or enjoyed by us or our subsidiary under Israeli law; and

-	title to properties;

-	environmental matters;

-	insurance matters;

-	intellectual property matters;

-	interested party agreements or transactions involving us or our subsidiary and any of our respective officers, directors or shareholders holding 5% or more of our outstanding voting power;

-	brokers and finders’ fees payable in connection with the Merger Agreement;

-	the opinion we received from Oppenheimer, our financial advisor with respect to the fairness, from a financial point of view, of the Per Share Merger Consideration;

-	the approval by our Board of Directors of the Merger, the Merger Agreement and the transactions contemplated thereby;

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other than as set forth in the Companies Law, the inapplicability of any business combination, control share acquisition, fair price or similar statute that applies to the Merger or any other transaction contemplated by the Merger Agreement, and the absence of any “poison pill” or similar plan or agreement which could have a dilutive or otherwise adverse effect on Parent as a result of the consummation of the Merger and the related transactions;

-	grants, incentives and subsides;

-	encryption and other restricted technology;

-	our significant customers and suppliers; and

-	the effects of the transaction, including the actual and expected transaction expenses.

Parent and Merger Sub made a number of representations and warranties to us in the Merger Agreement relating to, among other things:

-	Parent’s and Merger Sub’s corporate organization, good standing, qualification and similar corporate matters;

-	no prior operations of Merger Sub;

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Parent’s and Merger Sub’s corporate power and authority to enter into the Merger Agreement and consummate the Merger and other transactions contemplated by the Merger Agreement as well as the enforceability of the Merger Agreement as a binding agreement of Parent and Merger Sub;

-	Parent’s and Merger Sub’s share ownership of the TTI Shares;

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consents, registrations, approvals,  permits or authorizations with any governmental entity or any third party required to be made or obtained by Parent or Merger Sub in connection with the execution and delivery of the Merger Agreement and the consummation of the transactions contemplated thereby by Parent or Merger Sub;

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the absence of conflict with, or violation of (i) Parent and Merger Sub’s respective organizational documents, or (ii) provisions of applicable law, in each case, as a result of the execution and delivery of the Merger Agreement and the consummation of the transactions contemplated thereby by Parent or Merger Sub;

-	the availability to Parent of sufficient funds to pay the consideration to holders of our securities in connection with the Merger; and

-	the acknowledgement of each of Parent and Merger Sub that the only representations and warranties made by us are those set forth in the Merger Agreement.

Material Adverse Effect

Several of the representations, warranties and conditions in the Merger Agreement are qualified by reference to, or are subject to, a Material Adverse Effect standard. As used in this Proxy Statement, “Material Adverse Effect” means any change, event, fact, condition, development, occurrence, violation, inaccuracy, circumstance or effect (each, an "Effect") that, individually or taken together with all other Effects, is, or is reasonably likely to (I) materially impede or delay our, Parent's or Merger Sub's ability to consummate the transactions contemplated by the Merger Agreement, or Transactions, in accordance with its terms or the ability of Parent to exercise unrestricted ownership rights in the shares of the Surviving Corporation; or (II) have a material adverse effect on the business, assets, results of operations, capitalization, affairs or condition (financial or otherwise) of us and our subsidiaries taken as a whole, other than:

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changes in general economic or political conditions or financial credit or securities markets in general (including changes in interest or exchange rates) whether worldwide or in any country or region in which we or our subsidiaries conduct a material portion of their business, except to the extent such changes affect or are reasonably likely to affect us and our subsidiaries in a materially disproportionate manner as compared to other companies or businesses operating in any such country or region;

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any changes in the industries in which we and our subsidiaries operate, except to the extent such changes affect or are reasonably likely to affect us and our subsidiaries in a materially disproportionate manner as compared to other participants in such industries;

-	any changes in Generally Accepted Accounting Principles, or GAAP, occurring after the date of the Merger Agreement;

-	any change in the market price or in the trading volume of the our ordinary shares (provided that this exclusion does not exclude the underlying Effect that may have caused such change);

-	any changes in laws applicable to us or any of our subsidiaries or any of their respective properties or assets, in each case, occurring after the date of the Merger Agreement;

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acts of war, armed hostilities or terrorism or any escalation or worsening of any acts of war, armed hostilities or terrorism (other than to the extent that any of the foregoing causes damage or destruction to, or render physically unusable, any facility or property of ours or our subsidiaries or otherwise disrupts our or our subsidiaries business or operations);

-	Effects directly related to the announcement or performance of the Merger Agreement and the transactions contemplated by the Merger Agreement;

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any litigation arising from allegations of a breach of fiduciary duty relating to the Merger Agreement, the Merger or the other transactions contemplated by the Merger Agreement, or the approval thereof by us; and

-	any action taken by us at the request of Parent or specifically required under the Merger Agreement.

Conduct of Business Prior to Closing

We have agreed that, unless approved in writing by Parent and subject to specified other exceptions, prior to the completion of the Merger or the termination of the Merger Agreement, we and our subsidiaries will:

-	carry on our businesses in all material respects in the ordinary course consistent with past practice;

-	use commercially reasonable efforts consistent with past practices and policies to:

°	conduct our business in the usual, regular and ordinary course in substantially the same manner as previously conducted,

°
pay our debts and taxes when due and pay or perform other material obligations when due (including accounts payable) other than those being disputed in good faith or for which adequate reserves have been established on the our financial statements in accordance with GAAP ,

°	observe in all material respects all provisions of, and perform in all material respects all our obligations under, any material contract,

°	preserve intact our present business organizations,

°	keep available the services of our present executive officers and employees, and

°
preserve our relationships with our customers, suppliers, distributors, licensors, licensees, and others having business dealings with us, all with the goal of preserving unimpaired the goodwill and our and our subsidiaries ongoing business at the effective time.

In addition, the Merger Agreement provides that, prior to the effective time of the Merger or the termination of the Merger Agreement, unless approved in writing by Parent and subject to specified other exceptions, neither we nor our subsidiaries will take any of the actions specified in Section 6.2 of the Merger Agreement, including, among others:

-	amend or otherwise change our organizational documents or the organizational documents of our subsidiaries;

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(i) declare or pay any dividends on or make other distributions in respect of any of our respective capital stock, (ii) adopt a plan of complete or partial liquidation or a resolution providing for or authorizing such liquidation, (iii) split, combine or reclassify any of our capital stock or (iv) repurchase, redeem or otherwise acquire any shares of capital stock, or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

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issue, deliver, sell, pledge or encumber, or authorize or propose the issuance, delivery, sale, pledge or encumbrance of, any shares of our capital stock or any other security or interest therein other than the issuance of our ordinary shares upon exercise of our warrant awards outstanding on the date of the Merger Agreement, conversion of our preferred shares outstanding on the date of the Merger Agreement, or upon the exercise of options outstanding on the date of the Merger Agreement and in accordance with the existing terms of such warrants, preferred shares or options;

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acquire or agree to acquire any material assets (including securities) or merge or consolidate, with any person or engage in any similar transaction or make any loans, advances or capital contributions to, or investments in, any other person outside of the ordinary course of business consistent with past practice;

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(i) sell, lease, license, pledge, encumber or otherwise dispose of any of our assets or any interest therein other than in the ordinary course of business, or (ii) adopt a plan of merger, consolidation, restructuring or other reorganization;

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incur or suffer to exist any indebtedness for borrowed money or guarantee any such indebtedness, guarantee any debt of others, enter into any "keep-well" or other agreement to maintain any financial statement condition of another person or enter into similar arrangements, in each case, that would be classified as debt or indebtedness under GAAP;

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(i) make or rescind any tax election, or agree to settle or compromise any tax liability, other than with respect to tax liabilities that in the aggregate are in an amount less than $100,000 or (ii) consent to any extension or waiver of any limitation period with respect to taxes that in the aggregate are in an amount over $100,000, or (iii) agree to any tax rulings, or tax sharing arrangement or agreement;

-	amend, in any material respect, any tax return, change an annual tax accounting period, adopt or change any material tax accounting method (except as required by applicable law);

-	make or agree to make any capital expenditures other than for certain agreed exclusions;

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(i) pay, discharge or settle any claims, demands or disputes, or agree to pay, discharge or settle any claims, demands or disputes, except for settlements of customer claims in the ordinary course of business in an aggregate amount of not more than $150,000 per customer, or (ii) pay, discharge or satisfy any liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than payment of liabilities or obligations that become due in accordance with their terms;

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(i) modify or amend in any material respect any credit agreement or facility or (ii) modify or amend in any material respect or terminate any other material Contract outside of the ordinary course of business;

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except (1) as required pursuant to existing written agreements in effect on June 8, 2010 or our employee plans in effect as of June 8, 2010, (2) as provided pursuant to existing employment agreement or other contracts in effect on June 8, 2010, (i) increase the compensation or benefits of any director, officer or employee, except for, in the cases of non-officer employees, increases in the ordinary course that are consistent with past practice, (ii) adopt or amend in any material respect any company employee plan, (iii) enter into or amend or modify any employment, consulting, severance, termination option or similar agreement with any director, officer or employee that will modify such agreement in any material respects, (iv) accelerate the payment of compensation or benefits to any director, officer or employee, (v) other than in the ordinary course of business, take any action to fund or in any other way secure the payment of compensation or benefits under any employee plan or compensation agreements, or (vi)  take any action that would give rise to severance benefits payable to any officer, director, or employee of ours or our subsidiaries as a result of the consummation of the Merger or the other transactions contemplated by the Merger Agreement;

-	make any material change in accounting methods, principles or practices;

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enter into any transaction with any of our affiliates or members of their immediate family other than pursuant to arrangements in effect on June 8, 2010 or in connection with transactions between or among us and our wholly-owned subsidiaries or our affiliates controlled by us;

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transfer or license to any person (other than with respect to inter-company transactions) or otherwise extend, amend or modify in any material respect any material rights of such other person or entity to our intellectual property rights, or enter into any agreements or make other commitments or arrangements to grant, transfer or license to any person future patent right, in each case other than non-exclusive licenses the granting of which is made in the ordinary course of business consistent with past practice; provided that in no event shall we or any of our subsidiaries: (i) license on an exclusive basis or sell any Company-Owned Intellectual Property Rights (as defined in the Merger Agreement) (except that customer agreements in the ordinary course of business consistent with past practice that provide for the grant of title or exclusive license rights to a customer with respect to technology which is specifically developed for such customer shall not be deemed to be restricted under this clause (i)); or (ii) enter into any agreement limiting in any material manner the right of the Surviving Corporation or any of its subsidiaries to engage in any line of business or to compete with any person;

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enter into any real property lease or sublease, or any other material contract or series of related contracts which contracts (i) are not in the ordinary course of business, or (ii) pursuant to which we or any of our subsidiaries undertakes to assume any liability or undertaking in excess of $100,000 in the aggregate (except as expressly permitted under other provisions of the Merger Agreement);

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invest any cash of ours or our subsidiaries, including cash resulting from disposition or maturity of any current short term investments, in any investment other than interest bearing saving accounts; or

-	authorize any of, or commit or agree to take any of the actions described above.

The foregoing is not an exhaustive list of the actions we may not take prior to the effective time of the Merger. For additional details, see Section 6.2 of the enclosed Merger Agreement.

Agreement to Take Other Actions and to Use Reasonable Best Efforts

Subject to the terms and conditions set forth in the Merger Agreement, each of the parties to the Merger Agreement has agreed to cooperate with the other party and to use its reasonable best efforts to take, or cause to be taken, all actions, and to do or cause to be done all things reasonably necessary, proper or advisable under the Merger Agreement and applicable law to consummate the Merger and the other transactions contemplated by the Merger Agreement as soon as practicable, including:

-	obtaining of all necessary actions or nonactions, consents and approvals from governmental authorities, or other persons;

-
making of all necessary registrations and filings (including filings with governmental authorities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval from, or to avoid an action or proceeding by, any governmental authority or other persons;

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defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging the Merger Agreement or the consummation of the transactions performed or consummated by such party in accordance with the terms of the Merger Agreement, including seeking to have any stay or temporary restraining order entered by any governmental authority vacated or reversed;

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the execution and delivery of any additional instruments necessary to consummate the Merger and other transactions to be performed or consummated by such party in accordance with the terms of the Merger Agreement and to fully carry out the purposes of the Merger Agreement; and

-	the execution by Parent of an undertaking in customary form in favor of the Office of the Chief Scientist in Israel to comply with the applicable law.

The Merger Agreement provides that with respect to the matters stated above and certain other matters set forth therein, neither us nor any of our affiliates will be required to pay or commit to pay any material amounts or incur any material liability.

Meetings of TTI Shareholders

We have agreed to (i) take all action necessary in accordance with our charter documents, the rules of the NASDAQ Global Market, agreements with our shareholders and Israeli law to, as promptly as practicable but in no event later than June 18, 2010, call and give notice of Extraordinary General Meetings of (1) the holders of our ordinary shares (the "Ordinary Class Meeting"), (2) the holders of our preferred shares (the "Preferred Class Meeting"), and (3) all holders of ordinary and preferred shares, voting as one class, (the "General Meeting" and together with the Ordinary and Preferred Class Meetings, the "Meetings"), (ii) mail this Proxy Statement to our shareholders as promptly as practicable after such notice is given, and (iii) to hold the Meetings on or before July 23, 2010.  We issued a press release on June 16, 2010 notifying shareholders that the Meetings will be held at our executive offices on Thursday, July 22, 2010.  This Proxy Statement, the accompanying notice, letter to shareholders and proxy card are first being mailed to our shareholders on or about June 24, 2010.

We have also agreed to use all reasonable commercial efforts to solicit from our shareholders proxies in favor of the adoption and approval of the Merger. We may adjourn or postpone any of the Meetings (no more than seven (7) days in the aggregate) to the extent necessary if there are insufficient shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the applicable Meeting.

Subject to its ability to change its recommendation under certain circumstance (see “The Merger Agreement—Restrictions on Solicitations of Other Offers – Change of Recommendation” below), our Board of Directors has agreed to unanimously recommend the adoption of the Merger Agreement to our shareholders.

Restrictions on Solicitations of Other Offers

The Go-Shop Period

The Merger Agreement provides that, until 11:59 p.m., New York time, on July 9, 2010 (the “Go-Shop Period”), we and our subsidiaries and our respective representatives generally have the right to, directly or indirectly:

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solicit, initiate or encourage any inquiry with respect to, or the making, submission or announcement of, a written Acquisition Proposal (defined below) by any person unless otherwise agreed between the parties; and

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participate in discussions or negotiations regarding, and furnish to any such person information with respect to, and take any other action to facilitate any inquiries or the making of any such Acquisition Proposal.

Upon receipt of such Acquisition Proposal, we are obligated to promptly provide Parent with a written notice specifying all the terms and conditions thereof (other than the name of the person making such Acquisition Proposal or identifying information with respect to such person).  We may also not provide to any person any non-public information unless such person enters into a confidentiality agreement with confidentiality provisions that are no more favorable in the aggregate to such person than those contained in the confidentiality agreement entered into with Parent.

Notwithstanding the foregoing, other than with respect to provision and discussion of certain types of information (management presentations and the like) and updates thereto, whose disclosure shall in any event require a confidentiality agreement, we may not provide any persons with any non-public information concerning us or our subsidiaries or participate in any discussions or negotiations concerning an Acquisition Proposal, except for provision of such information to, and participation in negotiations and discussions with, a person that made a bona fide written Acquisition Proposal that meets on its face all of the key elements of a Superior Proposal; it being understood that such Acquisition Proposal may be non-binding and pending due diligence.

At the end of the Go-Shop Period, we are permitted to continue discussions with any person that submitted a bona fide written Acquisition Proposal (i) during the Go-Shop Period or (ii) after the Go-Shop Period but prior to obtaining TTI shareholder approval of the Merger, provided that our Board of Directors determines in good faith (such determination, in the case of (i), to be made during the Go-Shop Period), after consultation with its outside legal counsel and independent financial advisor, constitutes or is reasonably expected to result in a Superior Proposal (each such person(s), an "Excluded Party"). An "Excluded Party" ceases to be one after the Go-Shop Period if negotiations with respect to the applicable Acquisition Proposal have been terminated or any change has been made to the terms and conditions of the Acquisition Proposal, such that the Acquisition Proposal would cease to be a Superior Proposal.

No later than the last day of the Go-Shop Period, we are required to notify Parent of the identity of the Excluded Parties and provide a copy of any Acquisition Proposal (if not previously provided).

Definition of “Acquisition Proposal” and “Superior Proposal”

As defined in the Merger Agreement and as used in this Proxy Statement , the term "Acquisition Proposal" means any inquiry, proposal or offer from any person (other than Parent and its subsidiaries) relating to, in a single transaction or series of related transactions, any (A) acquisition of our assets and our subsidiaries (including securities of subsidiaries) equal to 10% or more of our consolidated assets or to which 10% or more of our revenues or earnings on a consolidated basis are attributable, (B) acquisition of 10% or more of the outstanding TTI Shares, (C) tender offer or exchange offer that if consummated would result in any person beneficially owning 10% or more of the outstanding TTI Shares, (D) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving us, or (E) any combination of the foregoing types of transactions if the sum of the percentage of consolidated assets, consolidated revenues or earnings and TTI Shares involved is 10% or more; in each case, other than the transactions contemplated by the Merger Agreement.

As defined in the Merger Agreement and as  used in this Proxy Statement, the term "Superior Proposal" means any bona fide (this excludes, among others, persons whose sole aim in making the Acquisition Proposal is, as determined in good faith by the Board of Directors, to obtain confidential or proprietary information of the Company) written Acquisition Proposal on terms which the Board of Directors determines in good faith, after consultation with our outside legal counsel and our independent financial advisor, taking into account, among other things, all legal, financial, regulatory, timing and other aspects of the proposal and the person making the proposal, that (a) is highly likely to receive all required governmental approvals on a timely basis and otherwise reasonably likely to be consummated on the terms proposed, (b)  to the extent financing is required, such financing is then fully committed and unconditional, other than being subject to the closing, (c) the per share consideration to be received by each holder of the TTI Shares under such proposal (and if the proposed transaction is structured as an acquisition of assets, the per share consideration that will be available for distribution to our shareholders following the liquidation of us and the distribution to our shareholders of the our assets, after giving effect to the consideration to be received by the us in such transaction and taking into account all reasonable expenses and taxes associated with such process) is greater than the Per Share Merger Consideration, after taking into account all expected adjustments thereto hereunder, and (d) provide for consideration consisting exclusively of cash and/or publicly traded and freely marketable (other than limitations under applicable securities laws with respect to sale of securities by affiliates) securities, listed for trading on a reputable stock exchange (with any national stock exchange in the US or Israel deemed as such); provided that for purposes of the definition of "Superior Proposal", the references to "10%" in the definition of Acquisition Proposal shall be deemed to be references to 85%.

No-Shop Period

The Merger Agreement provides that following the Go-Shop Period (except as described above), we are subject to a no-solicitation period (the "No-Shop Period") under which we agreed to immediately cease any discussions or negotiations with any person that may be ongoing with respect to an Acquisition Proposal, with the exception of any Excluded Party, and to not:

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solicit, participate in, initiate, knowingly facilitate or encourage (including by way of furnishing information), or knowingly take any other action designed or reasonably likely to facilitate or encourage, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal (including by way of making any public announcement of its intention to do any of the foregoing),

-
participate in any discussions, conversations or negotiations (including by way of furnishing information) regarding any Acquisition Proposal or that may reasonably be expected to lead to any Acquisition Proposal, or

-	enter into any agreement, undertaking, letter of intent or any kind or commitment or understanding with respect to or that may reasonably be expected to lead to an Acquisition Proposal.

Notification Obligations

We are obligated to provide notice to Parent promptly (and in any event no later than 48 hours) of any written Acquisition Proposal (or material modifications thereto).  Such notice shall include the terms and conditions of such Acquisition Proposal (including, but not limited to price, except that with respect to any such Acquisition Proposal made during the Go-Shop Period, the name of the person making such Acquisition Proposal or identifying information with respect to such person shall not be required), including any material modifications thereto or to any Acquisition Proposal made by an Excluded Party.  We are also required to keep Parent reasonably informed on a current basis (no later than 48 hours) after the occurrence of any changes or developments of the status of any Acquisition Proposal (including the material terms and conditions thereof and of any material modification).

During the No-Shop Period and prior to obtaining the shareholder approval, we can (i) furnish non-public information to the Excluded Party (pursuant to an acceptable confidentiality agreement and provided that the Parent be provided with such non-public information), and (ii) engage in discussions or negotiations with such Excluded Party with respect to the Acquisition Proposal made by such person.

 Change of Recommendation

In response to a Superior Proposal, our Board of Directors may, at any time prior to obtaining the TTI shareholder approval of the Merger, either (x) make a Change of Recommendation (as defined below) related directly to such Superior Proposal and/or (y) terminate the Merger Agreement and authorize us to enter into any Company Acquisition Agreement (as defined below).  Our Board of Directors may not effect such Change of Recommendation or termination unless the following conditions have been met:

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we provided prior written notice to Parent at least five (5) business days in advance (the "Notice Period") of our intention to effect a Change of Recommendation and/or such termination, which notice shall in addition specify all the material terms and conditions (including price) of any such Superior Proposal (including the identity of the person making the Superior Proposal ), together with a copy of the relevant proposed acquisition agreement and other related exhibits and schedules related thereto as well as all other agreements, arrangements, undertakings and other transaction documents to be entered into, delivered or provided in connection with such transaction;

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prior to effecting such Change of Recommendation and/or such termination, we must negotiate with Parent to allow it to match or exceed the terms of such Superior Proposal, and, during the Notice Period, Parent has not agreed in writing to changes in the terms and conditions of the Merger Agreement that would result in such Acquisition Proposal ceasing to constitute a Superior Proposal; and

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we have been in compliance with all of the terms and conditions of the non-solicitation provisions of the Merger Agreement in all material respects and with our obligations to convene and hold the Meetings and we have paid to Parent the Termination Fee and Parent Expenses (as described below).

In the event that during the Notice Period any material revisions are made to the Superior Proposal, we must deliver a new written notice to Parent and Merger Sub and to comply with the requirements above with respect to such new written notice, except that the Notice Period shall be reduced to three (3) business days.

As used in this Proxy Statement, a “Change of Recommendation” means that the Board of Directors made a decision to (i) change, qualify, withdraw or modify, or propose publicly to change, qualify, withdraw or modify, in a manner adverse to Parent, the approval or recommendation by the Board of Directors of the Merger or the Merger Agreement or the other transactions contemplated thereby; (ii) approve, adopt or recommend, or propose publicly to approve, adopt or recommend, any Acquisition Proposal; (iii) make any recommendation in connection with a tender offer or exchange offer other than a recommendation against such offer. As used in this Proxy Statement, a “Company Acquisition Agreement” means letter of intent, merger, acquisition, or any contract with respect to any Acquisition Proposal (other than any confidentiality agreement to be entered into by the Company).

Conditions to the Completion of the Merger

Conditions to Each Party’s Obligations. Each party’s obligation to complete the Merger is subject to the satisfaction or waiver of the following conditions:

-	the approval of the Merger by TTI’s shareholders;

-	the Investment Center Approval shall have been obtained;

-
at least fifty (50) days shall have elapsed after the filing of the merger proposals with the Israeli Companies Registrar by both us and Merger Sub and at least thirty (30) days shall have elapsed from the approval of the Merger by the shareholders of each of our company and the Merger Sub;

-	we and Merger Sub shall have received the Merger Certificate from the Israeli Companies’ Registrar; and

-
no injunction, judgment, order, decree, statue, law, ordinance, rule or regulation issued by any governmental authority of competent jurisdiction or other similar legal restraint or prohibition that prohibits, restrains or renders illegal the consummation of the Merger shall be in effect.

Conditions to Parent’s and Merger Sub’s Obligations. The obligation of Parent and Merger Sub to complete the Merger is subject to the satisfaction or waiver of the following additional conditions:

-
(i) the representations and warranties made by us in the Merger Agreement relating to our authority to execute and perform the Merger Agreement must be true and correct in all respects as of the date of the Merger Agreement and as of the closing date,

(ii) the representations and warranties made by us in the Merger Agreement relating to: (a) our organization and qualification, (b) our outstanding capitalization, (c) the consents and approvals, including shareholder approval, required to approve the Merger; (d) our financial statements, (e) litigation (solely with respect to litigation against us or our executive officers or directors, but disregarding any litigation against executive officers and directors arising from allegations of a breach of fiduciary duty relating to the Merger Agreement, the Merger or the other transactions, or the approval thereof by the Company), (f) certain tax matters, and (g) certain intellectual property matters, must be true and correct as of the date of the Merger Agreement and (disregarding for such purpose any materiality and Material Adverse Effect (as defined in the section of this Proxy Statement entitled “The Merger Agreement—Material Adverse Effect” beginning on page 64) qualifier included therein) as of the closing date as if made on and as of the closing date (except to the extent expressly made as of an earlier date, in which case as of such date), except for such failures to be true and correct that, individually or in the aggregate, would not have a material effect on the Company and our subsidiaries, taken as a whole, and

(iii) all other representations and warranties made by us in the Merger Agreement must be true and correct as of the date of the Merger Agreement and (disregarding for such purpose any materiality and material adverse effect qualifier included therein) as of the closing date as if made on and as of the closing date (except to the extent expressly made as of an earlier date, in which case as of such date), except for such failures to be true and correct that, individually or in the aggregate, would not have a Material Adverse Effect. For purposes of determining the satisfaction of this condition, failures or inaccuracies in the representations and warranties of the Company contained in the Merger Agreement are disregarded to the extent (and only to the extent) that the adjustment provisions set forth in the definition of the Per Share Merger Consideration in the Merger Agreement properly account for the damages or losses, if any, attributable to the same;

-	we must have performed in all material respects all obligations we are required to perform under the Merger Agreement at or prior to the closing date;

-
we must deliver to Parent and Merger Sub (i) a certificate setting forth: (a) the number of TTI Shares issued and outstanding as of immediately prior to the effective time, (b) the number of outstanding options and warrants and the exercise price of each of them as of immediately prior to the effective time, (c) a schedule setting forth the total option cash payment and the total warrants cash payment, (d) the Actual Cash Balance (as defined above in the section of this Proxy Statement entitled “The Merger Agreement – Effect on Share Capital; Adjustments to Per Share Merger Consideration” beginning on page 57), (e) the Accounts Receivable Amount (as defined above in the section of this Proxy Statement entitled “The Merger Agreement – Effect on Share Capital; Adjustments to Per Share Merger Consideration” beginning on page 57) as of immediately prior to the effective time, and (f) an itemized schedule setting forth a true and correct list of all transaction expenses and stating which of such amounts were paid prior to the effective time, and (ii) a certificate confirming the satisfaction of the foregoing conditions relating to our representations, warranties and obligations in the Merger Agreement; and

-
between the date of the Merger Agreement and the closing date, there must not have been any Material Adverse Effect on TTI.  For purposes of this condition, effects that would constitute or contribute to the Material Adverse Effect are disregarded to the extent (and only to the extent) that the adjustment provisions set forth in the definition of the Per Share Merger Consideration properly account for the damages or losses, if any, attributable to the same.

Conditions to Our Obligations. Our obligation to complete the Merger is subject to the satisfaction or waiver of the following additional conditions:

-
the representations and warranties made by Parent and Merger Sub in the Merger Agreement must be true and correct as of the date of the Merger Agreement and as of the closing date (except to the extent that any such representation or warranty is expressly made as of an earlier specific date, in which case as of such date) in all material respects, and Parent must deliver to us at the closing a certificate to such effect; and

-
Parent and Merger Sub must have performed in all material respects all obligations they are required to perform under the Merger Agreement at or prior to the closing date, and Parent must deliver to us at the closing a certificate to such effect.

Termination

We and the Parent, prior to the effective time of the Merger, can terminate the Merger Agreement under certain circumstances, including:

1.	By mutual written consent of Parent and us;

2.
By either us or Parent if the Merger is not consummated by October 8, 2010, or the End Date, and the terminating party shall not have materially breached any of its obligations under the Merger Agreement that shall have caused the failure to consummate the Merger on or before the End Date; provided that, if, as of the End Date, all conditions have been satisfied or waived (other than those that are satisfied by action taken at the closing) other than the closing conditions relating to governmental consents, the Israeli statutory waiting period, certificate of merger or injunctions, then either us or Parent may extend the End Date to December 8, 2010;

3.	By either us or Parent, if the Meetings have been held, but the requisite TTI shareholder approval of the Merger is not obtained;

4.
By either us or Parent, if any injunction, judgment, order, decree, statute, law, ordinance, rule or regulation, entered, enacted, promulgated, enforced or issued by any court or other governmental authority of competent jurisdiction or other similar legal restraint or prohibition (each, a “Restraint”) preventing, enjoining, restraining, prohibiting or making illegal the consummation of the Merger shall be in effect and shall have become final and non-appealable; provided, however, that the right to terminate the Merger Agreement in such event is not be available to a party if the issuance of such final, non-appealable Restraint was primarily due to the failure of such party to perform any of its obligations under the Merger Agreement;

5.
By either us or Parent if the other party breaches or fails to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, including the obligation to consummate the Merger, that (i) would give rise to the failure of certain closing conditions, and (ii) cannot be or has not been cured within thirty (30) calendar days (or five (5) days, in the event of either party's failure to consummate the Merger after the closing conditions have been satisfied (other than those conditions that by their terms are to be satisfied at closing)) after receipt of written notice thereof from the other party; provided that the party seeking termination shall not be in material breach of its obligations under the Merger Agreement;

6.
By us in accordance with the provisions of Section 6.5(e) of the Merger Agreement (relating to the ability of our Board of Directors to effect a Change of Recommendation or to accept or enter into a Company Acquisition Agreement relating to a Superior Proposal), provided that (i) we complied in all material respects with such provisions and with our obligations to convene and hold the Meetings and (ii) that, to the extent required, we have simultaneously with such Change of Recommendation and/or Company Acquisition Agreement paid to Parent the Termination Fee and Parent Expenses (as defined in the section of this Proxy Statement entitled “The Merger Agreement – Fees and Expenses” beginning on page 76);

7.
By Parent, at any time prior to the receipt of TTI shareholder approval of the Merger, if we breached any of our obligations under Section 6.5 of the Merger Agreement (relating to the restrictions on solicitation of other offers) in any material respect or our obligations to convene and hold the Meetings and such breach cannot be or has not been cured within three (3) calendar days after receipt of written notice from Parent;

8.
By Parent, at any time prior to receipt of TTI shareholder approval of the Merger, if (i) we or our Board of Directors (and with respect to clause (C) below, any committee thereof), have (A) failed to include in this Proxy Statement a recommendation that shareholders adopt the Merger Agreement and approve the Merger and the other transactions, (B) effected a Change of Recommendation, (C) approved or recommended any Company Acquisition Agreement or any Acquisition Proposal, including a Superior Proposal or (ii) within ten (10) business days after a tender or exchange offer relating to more than 10% of the our outstanding shares involving a person or group unaffiliated with Parent has first been published or announced, we failed to send to our shareholders a statement disclosing that the Board of Directors recommends rejection of such tender or exchange offer; or

9.
By Parent if, the Per Share Merger Consideration, as calculated in accordance with the Merger Agreement and after giving effect to all applicable adjustments thereto, would be lower than $2.80, without interest.

Fees and Expenses

Termination Fee. The Merger Agreement requires that we pay Parent a termination fee of $3,400,000 (the “Termination Fee”), in the following circumstances:

(i)	In the event that the Merger Agreement is terminated by Parent under the circumstances described under clause (7) or (8) above under "Termination";

(ii)	In the event that the Merger Agreement is terminated by us under the circumstances described under clause (6) above under "Termination";

(iii)
In the event that (A) (i) following the date of the Merger Agreement and prior to the termination thereof, there has been disclosure publicly or to any member of our Board of Directors or any officer of the Company of an Acquisition Proposal (for purposes of this subsection, substituting 50% for the 10% threshold set forth in the definition of Acquisition Proposal) (the "Alternative Acquisition") and, if it has not been disclosed publicly, (ii) only if such Acquisition Proposal was not withdrawn at or prior to the time of the Meetings, (B) the Merger Agreement is terminated by Parent or us under the circumstances described under clause (2), (3) or (5) above under "Termination" and (C) within twelve (12) months of such termination, the Company enters into a definitive agreement with such third party (or any affiliate thereof) to consummate, or consummates, such Alternative Acquisition (as may be amended or supplemented); and

(iv)
In the event that Parent or the us terminate the Merger Agreement under the circumstances described under clause (3) above under "Termination", then if, at or prior to such time, Parent would have the right to a Termination Fee pursuant to clause (i) above (provided that in the event of a right to a Termination Fee due to termination under clause (7), Parent provided us with notice with respect to its alleged breach of Section 6.5 as soon as reasonably practicable after learning of such breach).

Parent Expenses. We are also required to reimburse Parent all of its actual out-of-pocket and documented expenses up to an aggregate amount of $300,000 (the “Parent Expenses”), in certain circumstances as described in Section 8.3 of the Merger Agreement, except that in the event that the Merger Agreement is terminated by us under the circumstances described under clause (3) above under "Termination," we are required to pay the Parent Expenses but no more than US$200,000.

Interest and Costs. If we fail to pay in a timely manner either the Termination Fee or the Parent Expenses, and, in order to obtain such payment, Parent makes a claim that results in a judgment against us, we are required to pay to Parent its reasonable costs and expenses in connection with such suit, together with interest on the amounts due.

Other Fees and Expenses. All other fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such expenses whether or not the Merger is consummated. Except for claims for damages to the extent that such termination results from the willful and material breach by a party of the Merger Agreement and the right of either party to seek specific performance, the Termination Fee and the Parent Expenses are the sole and exclusive remedy available to Parent and Merger Sub in connection with termination of the Merger Agreement for which Termination Fee and Parent Expenses were paid in accordance with Sections 8.2(b)(i)-(v) of the Merger Agreement.

Additional Covenants

General. The Merger Agreement provides, in Article VI thereof, for a number of additional covenants and agreements of the parties relating, among other things, to:

-	confidentiality and access to information;

-	filings with government entities;

-	notices to creditors and employees;

-	shareholder approval, the Meetings and the proxy statement;

-	proxy statement;

-	public communications with respect to the Merger;

-	third party consents;

-	indemnification and insurance of directors and officers; and

-	Israeli regulatory approvals.

Liquidation of Securities and Other Short Term Investments. Article VI of the Merger Agreement also provides that in the event that Parent so requests from us, within seven (7) business days prior to the expected closing date, we will take all reasonably necessary action such that (i) all securities and other short term investments held by us or our subsidiaries will be liquidated into cash or short term cash deposits reasonably approved by Parent, (ii) one or more bank accounts shall be opened, in the name of us or our subsidiaries, at such reputable banks and at those branches of these banks designated by Parent and reasonably approved by us (the "New Bank Accounts"), and (iii) funds in the amounts and currency designated by Parent shall be transferred to the New Bank Accounts at least three (3) days prior to the Effective time. In addition, if Parent so requests from us, at any time following the date of the Merger Agreement, we will take all reasonably necessary action such that all marketable securities held by us or our subsidiaries will be liquidated into cash or short term cash deposits reasonably approved by Parent.

Certain Additional Agreements

Voting Undertakings. In connection with the Merger, one of our directors as well as certain of our principal shareholders holding, in the aggregate, approximately (1) 25% of our issued and outstanding ordinary shares, (2) 100% of our issued and outstanding preferred shares, and (3) 35% of our issued and outstanding ordinary and preferred shares, on an as converted basis, have executed a Voting Undertaking (including an irrevocable proxy) (collectively, the “Voting Undertakings”) in favor of Parent under which each of those shareholders have executed a Voting Undertaking and an irrevocable proxy in favor of Parent under which each of those shareholders have agreed, among other things, to (i) vote in favor of the Merger Agreement and the approval of the terms thereof and each of the transactions contemplated thereby, and any actions reasonably required in furtherance thereof; and against any other Acquisition Proposal or any other action involving us or our subsidiaries which is intended, or is reasonably expected, to impede, interfere with, delay, postpone, or adversely affect the consummation of the Merger Agreement and the transactions contemplated thereby, and (ii) granted irrevocable proxies to certain representatives of Parent granting such representatives the right to vote such shares as specified in clause (i).

The shareholders have entered into the Voting Undertakings only in their capacities as shareholders of TTI and may vote such shares on all other matters submitted to TTI shareholders for their approval.  The Voting Undertakings terminate upon the earlier to occur of (i) termination of the Merger Agreement, and (ii) the effectiveness of the Merger.

Warrants. In connection with the Merger, we, with the consent of warrant holders holding, in the aggregate, more than 50% of the number of ordinary shares underlying such warrants, have also made a clarifying amendment to our outstanding warrants. Such amendment clarifies that in the event of a merger where we are not the surviving company, such as the Merger, the outstanding warrants will be cashed out such that each unexpired and unexercised outstanding warrant will be converted into the right to receive an amount in cash equal to the excess, if any, between the consideration to be received in the merger less  the exercise price of such warrant.

Amendment, Extension and Waiver of the Merger Agreement

The Merger Agreement may be amended, supplemented or modified only by a written instrument duly executed by or on behalf of each of us, Parent and Merger Sub; provided, however, that, after approval of the Merger by our shareholders, there cannot be any amendment that by law or in accordance with the rules of any stock exchange requires further approval by our shareholders without such further approval of such shareholders nor any amendment or change not permitted under applicable law.  The Merger Agreement may not be amended except by an instrument in writing signed by the parties.

At any time prior to the effective time, we, or Parent or Merger Sub may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement or (c) waive compliance by the other party with any of the agreements or conditions contained in the Merger Agreement.

MARKET PRICE INFORMATION

Our ordinary shares have been traded on the NASDAQ Global Market under the symbol “TTIL” since our initial public offering on December 4, 1996. The following tables set forth, for the periods indicated, the high and low closing prices of our ordinary shares, as reported by the NASDAQ.

	High	Low
2005:
Full Year	$3.58	$1.84
2006:
Full Year	$5.50	$2.36
2007:
Full Year	$3.22	$2.20

2008:
Full Year	$2.42	$0.53

First Quarter	2.42	1.83
Second Quarter	2.27	1.86
Third Quarter	2.09	1.36
Fourth Quarter	1.36	0.53

2009:
Full Year	$2.16	$0.52

First Quarter	0.72	0.52
Second Quarter	0.84	0.56
Third Quarter	1.30	0.80
Fourth Quarter	2.16	1.13

2010:
First Quarter	1.55	1.96

Most Recent Six Months
December 2009	1.66	1.52
January 2010	1.82	1.55
February 2010	1.82	1.60
March 2010	1.96	1.77
April 2010	2.17	1.94
May 2010	2.56	1.89
June 2010 (through June 21, 2010)	2.83	2.42

On June 8, 2010, the last full trading day prior to the public announcement of the Merger, the closing price for our ordinary was $2.42 per share. On June 21, 2010, the most recent practicable date before this Proxy Statement was printed, the closing price for our ordinary shares on the NASDAQ Global Market was $2.81per share.

SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR OUR ORDINARY SHARES.

BENEFICIAL OWNERSHIP OF TTI SHARES

The following table sets forth certain information as of June 20, 2010 regarding the beneficial ownership of (i) all shareholders known to us to beneficially own more than 5% of our ordinary shares or our preferred shares and (ii) our directors and executive officers as indicated below:

Name of shareholder	Number of ordinary shares held***	Percentage of our outstanding ordinary shares *	Number of preferred shares held	Percentage of our outstanding preferred shares **	Total shares beneficially owned ***	Percentage of our outstanding share capital****
Shlomo Eisenberg (1)(2)(3)	4,689,924	28.7%	--	--	4,689,924	24.8%
Neuberger & Berman (4)	1,307,435	7.5%	1,672,725	64.8%	2,980,160	15.0%
S Squared Technology (5)	363,637	2.2%	909,091	35.2%	1,272,728	6.6%
Meir Lipshes (6)	476,563	2.9%	--	--	476,563	2.5%
All other directors and executive officers, as a group (consisting of 11 persons, other than Meir Lipshes) (7)	163,000	1.0%	--	--	163,000	0.9%

* Based on an aggregate of 16,357,728 ordinary shares outstanding as of June 20, 2010.

** Based on an aggregate of 2,581,816 preferred shares outstanding as of June 20, 2010.

*** Includes shares underlying options or warrants held by such person that are exercisable within sixty (60) days. Ordinary shares deemed beneficially owned by virtue of the right of any person or group to acquire such ordinary shares within sixty (60) days are treated as outstanding only for purposes of determining the percent owned by such person or group.

**** Based on an aggregate of 18,939,544 ordinary and preferred shares outstanding as of June 20, 2010.

(1)
Shlomo Eisenberg holds 1,069,530 ordinary shares, 67,468 ordinary shares through a wholly owned corporation, and his wife, Tirza Eisenberg, holds 175,000 ordinary shares. In addition, Mr. Eisenberg, directly and indirectly (through a wholly owned corporation), owns approximately 14.5% of Malam - Team Ltd. and is also a member of the controlling group of shareholders of Arad Investments and Industrial Development Ltd. Therefore, Mr. Eisenberg may be deemed to beneficially own the ordinary shares held by Arad, Malam - Team Ltd. and Team Software Industries Ltd. (see below). Mr. Eisenberg disclaims any such beneficial ownership.

(2)
Arad, directly and indirectly (through a wholly owned corporation), holds 3,227,476 ordinary shares. In addition, Arad owns approximately 52.5% of Malam - Team Ltd. and, therefore, may be deemed to beneficially own the ordinary shares held by Malam - Team Ltd. and Team Software. Arad disclaims any such beneficial ownership. Arad is an Israeli company whose shares are publicly traded on the Tel Aviv Stock Exchange.

(3)
Team Software holds 145,150 ordinary shares. Malam - Team Ltd. holds 5,300 ordinary shares. Since Malam - Team Ltd. holds 100% of the issued and outstanding shares of Team Software, it may be deemed to beneficially own the ordinary shares held by Team Software. Malam - Team Ltd., an Israeli company whose shares are publicly traded on the Tel Aviv Stock Exchange, is a large computer vendor in Israel. In addition, as of February 16, 2010, Meir Lipshes, the Chairman of our board of directors and CEO, owned approximately 7% of Malam - Team Ltd.'s shares. Mr. Lipshes disclaims any beneficial ownership. As of March 15, 2010, Meir Lipshes owned approximately 2.5% of our outstanding shares directly.

(4)
Based on a Schedule 13D/A filed by Neuberger & Berman with the SEC on May 25, 2006, records of TTI and information provided to the Company on June 10, 2010 by LibertyView Capital Management, LLC.  Neuberger Berman, L.L.C., a Delaware limited liability company  ("NB LLC"), serves as the investment adviser to LibertyView Special Opportunities Fund, L.P., a Delaware limited partnership ("LV Opportunities"), LibertyView Funds, L.P., a Delaware limited partnership ("LV Funds"), and certain other investment funds and accounts (together with LV Opportunities and LV Funds, the "Funds"). Neuberger Berman, Inc., a Delaware corporation ("NB Inc."), serves as the sole owner and managing member of NB LLC. NB LLC may be deemed to beneficially own the ordinary shares directly held by the Funds and NB Inc. may be deemed to control NB LLC by virtue of its position as the sole owner and managing member of NB LLC. The 2,980,160 shares reported as beneficially owned by NB LLC include, to our knowledge, 307,437 ordinary shares, 1,672,725 Series A Preferred Shares, and warrants to purchase 999,998 ordinary shares which are exercisable within sixty (60) days.

(5)
As of December 31, 2009, based on a Schedule 13G/A filed by S Squared Technology, LLC with the SEC on February 10, 2010.  The Schedule 13G/A indicates that S Squared Technology LLC, or SST, holds a total of 991,283 ordinary shares (out of which 708,059 Series A Preferred Shares and warrants to purchase 283,224 ordinary shares which are exercisable within sixty (60) days, with an exercise price of $2.50 per share ) and S Squared Technology Partners , LP , or SSTP, beneficially owns 281,445 ordinary shares (out of which 201,032 Series A Preferred Shares, and warrants to purchase 80,413 ordinary shares which are exercisable within sixty (60) days, with an exercise price of $2.50 per share).  Seymour L. Goldblatt, the President of each of SST and SSTP, and Kenneth A. Goldblatt, who beneficially own a majority of the interests in SST disclaim beneficially ownership of the ordinary shares held by SST and SSTP.

(6)
As of June 20, 2010, Malam - Team Ltd. and its wholly-owned subsidiary, Team Software Industries Ltd., beneficially owned 150,450 of our ordinary shares, representing approximately 0.8% of our outstanding share capital and voting rights. As of June 20, 2010, Meir Lipshes, the Chairman of our Board of Directors and our Chief Executive Officer, owned approximately 7.0% of Malam - Team Ltd.'s shares. Mr. Lipshes disclaims any beneficial interest in the ordinary shares owned by Team Software or Malam - Team Ltd. in us.

(7)
The number of shares owned consists solely of options exercisable into ordinary shares within 60 days.  The options have exercise prices ranging from $3.0 per share to $3.90 per share, and expire between January 10, 2011 and February 17, 2013.

INDEPENDENT PUBLIC ACCOUNTANTS

Kost Forer Gabbay &  Kasierer, a member of Ernst & Young Global, or Ernst & Young serves as our independent certified public accountant and served in that role during the fiscal year ended December 31, 2009.

WHERE YOU CAN FIND MORE INFORMATION

We file reports and other information with the SEC under the Exchange Act. You may read and copy this information at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. For further information concerning the SEC’s public reference room, you may call the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public from commercial document retrieval services and at the internet world wide web site maintained by the SEC at www.sec.gov.

The SEC reports set forth below, as well as reports we file with or submit to the SEC after the date of this Proxy Statement, contain important information about TTI and its financial condition, and are hereby incorporated by reference into this Proxy Statement:

-	Our Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed on March 24, 2010; and

-	Our Reports of Foreign Issuer on Form 6-K submitted following March 24, 2010.

Our Annual Report on Form 20-F for the fiscal year ended December 31, 2009 contains a detailed description of our business, and certain risk factors in connection with the purchase or retention of our ordinary shares.

For more information about our company, you may also visit our website at www.tti-telecom.com. The information provided on our website is not part of this Proxy Statement, and therefore is not incorporated by reference.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT. WE HAVE NOT AUTHORIZED ANYONE TO GIVE ANY INFORMATION DIFFERENT FROM THE INFORMATION CONTAINED IN THIS PROXY STATEMENT. THIS PROXY STATEMENT IS DATED JUNE 22, 2010. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT IS ACCURATE AS OF ANY LATER DATE, AND THE MAILING OF THIS PROXY STATEMENT TO SHAREHOLDERS SHALL NOT CREATE ANY IMPLICATION TO THE CONTRARY.

OTHER MATTERS

Management knows of no other business to be transacted at the Meetings; but, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By order of the Board of Directors, MEIR LIPSHES Chairman of the Board of Directors

Rosh Ha’ayin, Israel
June 22, 2010